PROSPECTUS

Filed Pursuant to Rule 424(b)(4)

Registration No. 333-124737

$50,000,000

3% CONVERTIBLE NOTES DUE 2025

Interest payable on June 1 and December 1

Holders may convert the notes into shares of our common stock at a conversion rate of 56.1545 shares per $1,000 principal amount of notes, subject to adjustment, on or prior to the close of business on the business day immediately preceding May 1, 2010, only under the following circumstances: (1) subject to certain exceptions, during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per note for each day of that measurement period was less than 103% of the product of the closing sale price of our common stock and the conversion rate on each such day; or (2) upon the occurrence of specified corporate events. On and after May 1, 2010, to (and including) the close of business on the business day immediately preceding the maturity date of the notes, holders may convert the notes into shares of our common stock (or cash or a combination of cash and shares of our common stock, if we so elect) at any time, regardless of the foregoing circumstances. Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. At any time on or prior to the maturity date, we may irrevocably elect to satisfy our conversion obligation with respect to the principal amount of the notes to be converted with a combination of cash and shares of our common stock. We will pay a make-whole premium and accrued and unpaid interest, if any, if holders convert their notes in connection with a fundamental change that occurs on or prior to June 1, 2010. Any such make-whole premium will be payable in shares of our common stock (or cash or a combination of cash and shares of our common stock if we so elect).

At any time on or after June 6, 2010, we may redeem any of the notes for cash by giving you at least 30 days’ notice. We may redeem the notes either in whole or in part at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date. On June 1 of 2010, 2015 and 2020, or if a designated event occurs prior to maturity, holders may require us to repurchase all or part of their notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest.

The notes are our senior unsecured debt and will rank on a parity with all of our other existing and future senior unsecured debt and prior to all subordinated debt.

For a more detailed description of the notes, see “Description of Notes” beginning on page 67.

Our common stock is listed on the Nasdaq National Market under the symbol “GSIC.” On May 25, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $14.84 per share.

Concurrent with this offering of notes, we are also offering under a separate prospectus 1,791,914 shares of our common stock and the selling stockholders named in that prospectus are offering 1,915,555 shares of our common stock. The underwriters of the common stock also have the option to purchase up to an additional 556,120 shares of common stock to cover over-allotments. The offering of the notes under this prospectus is not contingent on the consummation of the concurrent common stock offering.

Investing in the notes and our common stock involves risks. You should carefully read and consider the “Risk Factors” beginning on page 10.

PRICE 100% PLUS ACCRUED INTEREST, IF ANY

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Note	100%	3.375%	96.625%
Total	$50,000,000	$1,687,500	$48,312,500

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to an additional $7.5 million principal amount of notes.

Morgan Stanley & Co. Incorporated expects to deliver the notes to purchasers on June 1, 2005.

Sole Bookrunning Manager		Co-Lead Manager
MORGAN STANLEY		Bear, Stearns & Co. Inc.
Co-Managers
CIBC World Markets	Friedman Billings Ramsey	Pacific Crest Securities

May 25, 2005

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, offering to sell notes or seeking offers to buy notes in any jurisdiction where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the notes offered hereby. As used in this prospectus, “GSI,” “company,” “we,” “our,” “ours” and “us” refer to GSI Commerce, Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicted.

Although we refer to the retailers, branded manufacturers, entertainment companies and professional sports organizations for which we develop and operate e-commerce businesses as our “partners,” we do not act as an agent or legal representative for any of our partners. We do not have the power or authority to legally bind any of our partners. Similarly, our partners do not have the power or authority to legally bind us. In addition, we do not have the types of liabilities for our partners that a general partner of a partnership would have.

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PROSPECTUS SUMMARY

This summary highlights selected information about us and this offering. This summary is not complete and may not contain all of the information that is important to you. We encourage you to read this prospectus, including the information under the caption “Risk Factors,” the information we incorporate by reference, and the documents to which we refer you in their entirety. Our fiscal year ends on the Saturday nearest the last day of December. References to fiscal 2000, fiscal 2001, fiscal 2002, fiscal 2003 and fiscal 2004 refer to the years ended December 30, 2000, December 29, 2001, December 28, 2002, January 3, 2004 and January 1, 2005, respectively. References to fiscal 2005 refer to the year ending December 31, 2005.

Overview

We are a leading provider of e-commerce solutions that enable retailers, branded manufacturers, entertainment companies and professional sports organizations to operate e-commerce businesses. We began our e-commerce business in 1999 and initially targeted the sporting goods category. Since fiscal 2001, we have expanded into six additional categories: apparel, health and beauty, consumer electronics, entertainment, home and jewelry and luxury goods. We either operate, or have agreements to operate, all or portions of the e-commerce businesses for approximately 50 partners, including Dick’s Sporting Goods®, Estee Lauder/Gloss.com®, Linens-n-Things®, Major League Baseball®, NASCAR®, palmOne®, Public Broadcasting System (PBS)®, Polo.comSM, RadioShack®, and The Sports Authority®. We provide solutions for our partners through our integrated e-commerce platform, which is comprised of three components: core technology, supporting infrastructure and partner services.

Industry Overview

Market Size and Opportunity

We believe consumer use of the Internet to make purchases will continue to increase. According to Forrester Research, online general merchandise sales (which excludes automobiles, groceries and travel) in the United States were estimated to be $79.0 billion and accounted for approximately 8.0 percent of total general merchandise sales in 2004. Forrester Research estimates that online general merchandise sales will grow at a 14.3 percent compounded annual growth rate to reach $176.1 billion and account for approximately 15.2 percent of total general merchandise sales in 2010.

Forrester Research also estimates that online general merchandise sales in the categories in which we currently operate were approximately $43.9 billion in 2004 and will grow at a 16.6 percent compounded annual growth rate to reach approximately $110.1 billion in 2010.

We believe the growing use of the Internet by consumers to purchase merchandise is driven by many factors including:

•	increased acceptance of e-commerce as a convenient means to shop, as illustrated by Jupiter Research’s estimate that 90.5 million consumers bought online in 2004, compared to 72.8 million consumers in 2003;

•	decreased concerns about the security and reliability of e-commerce;

•	technology innovations, such as broadband Internet access, that have enhanced the e-commerce shopping experience; and

•	increased recognition and support by retailers and manufacturers of the Internet as an important sales channel.

Need for “Partnered” E-Commerce Solutions

According to Forrester Research, it is strategically important for retailers to participate in multi-channel retailing (which includes e-commerce) to remain competitive. While retailers recognize the importance of

e-commerce to their overall strategy, online sales were estimated to account for only 7.0 percent of total retail sales in 2004. Because online sales generally represent a small part of retailers’ businesses, we believe that the ability to operate an e-commerce business is not part of their core competency. We also believe that, as a result, many retailers struggle to justify making the level of investment in technology, infrastructure and expertise to support a high-quality e-commerce business. Our belief is supported by Forrester Research which has stated that there has been an increase in interest in hosted or partnered e-commerce solutions. By partnering, retailers can gain access to higher quality technology, infrastructure and expertise than many of them could justify investing in on their own.

Our Solution

We believe our solutions enable our partners to grow their e-commerce businesses more rapidly and more cost-effectively than they could on their own. We provide solutions for our partners through our integrated e-commerce platform, which is a comprehensive and integrated suite of core technology, supporting infrastructure and partner services. Our solutions focus on the needs of our partners, including promoting their brand identity and enabling them to remain focused on their core offline businesses. Because we operate multiple partners on the same integrated platform, we believe that we can provide our partners with a broader range of high quality e-commerce capabilities, expertise and infrastructure than our partners could justify building and maintaining on their own. We continually seek to enhance our capabilities to grow our partners’ e-commerce businesses and provide a high-quality customer experience. We structure our partner relationships to align our incentives with those of our partners, primarily by tying the financial benefit that we derive from our relationships to the performance of our partners’ e-commerce businesses.

The majority of our partners use all of the components of our e-commerce platform. While all of our partners’ e-commerce businesses, with the exception of our business-to-business partners, operate on the core technology component of our platform, each partner may select the specific elements of our supporting infrastructure and partner services that best fit their needs. We customize the design and operation of our partners’ e-commerce businesses, as well as develop features and functions requested by partners. We are able to offer features and functions developed for one partner across our entire partner base.

Our E-Commerce Platform

Our integrated e-commerce platform consists of three main components – core technology, supporting infrastructure and partner services. Using these components, we can develop, implement and support all aspects of a partner’s e-commerce business. These components include:

Core Technology		Supporting Infrastructure		Partner Services
•	Web site administration	•	Fulfillment	•	Creative design, Web site usability, testing and enhancements

•	Web infrastructure and hosting	•	Drop shipping	•	Channel integration

•	Business intelligence	•	Customer service	•	Business-to-business (B-to-B) services

•	E-commerce engine	•	Buying	•	Content development and imaging

•	Order management			•	E-commerce strategy

				•	Online marketing

				•	Customer relationship management (CRM)

Growth Strategy

Our objective is to grow our business by expanding the e-commerce businesses of our existing partners and by adding new partners. Key elements of our growth strategy include:

Grow Our Existing Partners’ Businesses

The financial benefit that we derive from our relationships with our partners is primarily tied to the performance of our partners’ e-commerce businesses. Accordingly, it is our strategy to grow our business by growing our partners’ e-commerce businesses. We implement this strategy by working closely with our partners to identify initiatives designed to grow their e-commerce businesses, which may include online and email marketing campaigns, shipping products to customers outside of the United States, multi-channel integration efforts and providing customized technology development.

We continuously seek to enhance our capabilities to improve our partners’ e-commerce businesses and enrich the overall customer experience. In addition, we plan to continue to invest in technology and infrastructure to improve the features and functions, speed, navigation, search and usability of our partners’ e-commerce businesses, as well as the customer service, fulfillment and other services we offer as part of our e-commerce platform. We also evaluate opportunities to acquire complementary or new businesses or assets as part of our continuing efforts to add value to our partners’ e-commerce businesses.

Expand Our Partner Base

We intend to grow our business by adding new partners that have strong brand franchises within the categories we target. We seek to attract new partners by providing solutions that enable partners to grow their e-commerce businesses more rapidly and cost-effectively than they could on their own. Because we provide our solutions through an integrated multi-partner platform, we are able to use the enhanced capabilities we have developed for our existing partners to attract new partners.

We began our e-commerce business in fiscal 1999 and initially targeted the sporting goods category. Since fiscal 2001, we have expanded into five additional categories: apparel, health and beauty, consumer electronics, entertainment and home. In fiscal 2004, we added nine new partners, including three partners in sporting goods, four partners in apparel, one partner in entertainment and one business-to-business partner. As of May 25, 2005, we have announced the addition of six new partners in fiscal 2005, including two partners in sporting goods, one partner in apparel, one partner in consumer electronics, one partner in health and beauty and one partner in jewelry and luxury goods.

Recent Development

On May 25, 2005, we announced that we entered into a definitive agreement pursuant to which we acquired control of privately-held Aspherio, S.L., a Barcelona, Spain-based provider of outsourced e-commerce solutions. We expect to begin working strategically with Aspherio to offer our international e-commerce capabilities to our existing partners and prospects. Aspherio provides international outsourced e-commerce solutions for partners that include Hewlett-Packard and Logitech.

Under the terms of the agreement, we have the right to acquire, and the shareholders of Aspherio have the right to sell to us, all of the outstanding shares of Aspherio. If consummated, the purchase price for the acquisition of control and for the acquisition of the shares of Aspherio would be approximately $4.0 million plus an earn-out based on the performance of the Aspherio business. Of the $4.0 million, $2.7 million would be paid in cash and $1.3 million would be paid in cash or our common stock, at our election. The acquisition of Aspherio’s shares, which is subject to certain conditions, is expected to close in late 2005 or early 2006. We do not expect that the acquisition will have a material impact on our financial results for fiscal year 2005 or 2006.

Principal Executive Offices

We are a Delaware corporation organized in 1986. Our principal executive offices are located at 935 First Avenue, King of Prussia, PA 19406. Our telephone number is (610) 265-3229.

THE OFFERING

Securities offered	$50.0 million principal amount of 3% convertible notes due 2025 (plus up to an additional $7.5 million principal amount available for purchase by the underwriters to cover over-allotments).

Maturity date	June 1, 2025.

Ranking

The notes are our senior unsecured obligations and will rank effectively junior to any future secured debt, on a parity with all of our other existing and future senior unsecured debt and prior to any existing or future subordinated debt.

Holders of the notes will only be creditors of ours, and not of our subsidiaries. None of our subsidiaries will guarantee the notes. As a result, existing and future liabilities of our subsidiaries, including trade payables, will be effectively senior to the notes. As of April 2, 2005, our subsidiaries had outstanding $14.0 million of secured debt.

Interest	3% per annum on the principal amount from June 1, 2005, payable semi-annually in arrears in cash on June 1 and December 1 of each year, beginning December 1, 2005.

Conversion; Make whole premium upon a fundamental change

You may convert the notes into shares of our common stock at a conversion rate of 56.1545 shares per $1,000 principal amount of notes, representing a conversion price of approximately $17.808 per share, subject to adjustment, at any time prior to the close of business on the business day immediately preceding May 1, 2010, subject to prior repurchase of the notes, only under any of the following circumstances:

•        during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each day of such measurement period was less than 103% of the product of the closing sale price of our common stock and the conversion rate on each such day; or

•        upon the occurrence of specified corporate events described under “Description of Notes-Conversion of Notes-Conversion Upon Specified Corporate Transactions.”

On and after May 1, 2010, to (and including) the close of business on the business day immediately preceding the maturity date of the notes, subject to prior redemption or repurchase of the notes, you may convert your notes, in whole or in part, into shares of our common stock (or cash or a combination of cash and shares of our common stock, if we so elect) at any time, regardless of the foregoing circumstances.

Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, in each case calculated as described under “Description of Notes—Conversion of Notes—Settlement Upon Conversion.” At any time on or prior to the maturity date, we may irrevocably elect to satisfy our conversion obligation with respect to the principal amount of the notes to be converted with a combination of cash and shares of our common stock, as described under “Description of Notes—Conversion of Notes—Our Right to Irrevocably Elect Net Share Settlement Upon Conversion.” Upon any conversion, subject to certain exceptions, you will not receive any cash payment representing accrued and unpaid interest. See “Description of Notes—Conversion of Notes.”

In addition, if you elect to convert your notes in connection with the occurrence of a fundamental change that occurs prior to June 1, 2010, we will increase the applicable conversion rate for the notes such that you will be entitled to receive additional shares of common stock (or cash, or a combination of cash and shares of our common stock, if we so elect) upon conversion in some circumstances as described under “Description of Notes—Conversion of Notes—Make Whole Payment Upon the Occurrence of a Fundamental Change.”

Redemption

At any time on or after June 6, 2010, we may redeem any of the notes for cash by giving you not more than 60 but not less than 30 days’ notice. We may redeem the notes either in whole or in part at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date.

Repurchase at the Option of the Holder	You may require us to repurchase all or part of your notes for cash on June 1 of 2010, 2015 and 2020 at a repurchase price equal to 100% of their principal amount. We will pay accrued and unpaid interest, if any, up to, but excluding, the date of repurchase.

Designated event	If a designated event, as described under “Description of Notes—Repurchase at Option of the Holder,” occurs prior to maturity, you will have the right to require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the repurchase date.

Sinking fund	None.

Use of proceeds	We intend to use the net proceeds from the offering, together with the net proceeds from the concurrent offering of common stock by us, for working capital and general corporate purposes, including possible acquisitions. We will not receive any of the proceeds from the concurrent sale of shares by the selling stockholders. See “Use of Proceeds.”

DTC eligibility	Except as hereinafter described, notes will be issued in fully registered book-entry form and will be represented by one or more permanent global notes without coupons deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, which we refer to as DTC, in New York, New York. Beneficial interests in any such global note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated notes, except in limited circumstances described herein. Settlement and all secondary market trading activity for the notes will be in same day funds. See “Description of Notes—Form, Denomination and Registration.”

Trading	The notes will not be listed on any securities exchange or included in any automated quotation system. We can provide no assurance as to the liquidity of or trading markets for the notes. Our common stock is listed on the Nasdaq National Market under the symbol “GSIC.”

CONCURRENT OFFERING

Concurrently with this offering, by separate prospectus we and certain selling stockholders are also offering 1,791,914 and 1,915,555 shares of our common stock, respectively, plus up to an additional 556,120 shares (up to 276,548 shares from us and up to 279,572 shares from the selling stockholders) to cover over-allotments by the underwriters for that offering. Of the shares of common stock to be sold by selling stockholders in the concurrent offering of our common stock, 1,825,555 shares are currently issued and outstanding and 90,000 shares are issuable upon exercise of options held by such selling stockholders. We cannot assure you that we will complete the concurrent offering of our common stock. Consummation of this note offering is not contingent upon consummation of the concurrent common stock offering.

RISK FACTORS

In evaluating an investment in our notes, prospective investors should carefully consider, along with the other information set forth in this prospectus and incorporated by reference, the specific factors set forth under “Risk Factors” beginning on page 10.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present portions of our financial statements and are not complete. You should read the following summary consolidated financial data together with our unaudited condensed consolidated financial statements and our audited consolidated financial statements and related notes to our financial statements included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary statement of operations data for the years ended December 28, 2002, January 3, 2004 and January 1, 2005 and the balance sheet data as of January 3, 2004 and January 1, 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary statement of operations data for the years ended December 30, 2000 and December 29, 2001 and balance sheet data as of December 30, 2000, December 29, 2001 and December 28, 2002 are derived from our audited consolidated financial statements that are not included in this prospectus. The summary statement of operations data for the three months ended April 3, 2004 and April 2, 2005 and the balance sheet data as of April 2, 2005 are derived from our unaudited condensed consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which are necessary to present fairly the results of operations and financial positions for those periods. Our results for the three months ended April 2, 2005 are not necessarily indicative of the results to be expected for the full year. Historical results are not necessarily indicative of the results to be expected in the future.

	Fiscal Year Ended					Three Months Ended
	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	April 3, 2004	April 2, 2005
	(in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues:
Net revenues from product sales	$41,808	$98,325	$154,819	$216,510	$274,988	$56,878	$76,652
Service fee revenues	1,000	4,285	17,819	25,409	60,344	9,390	14,706

Net revenues	42,808	102,610	172,638	241,919	335,332	66,268	91,358
Cost of revenues	29,567	67,586	114,258	154,731	203,135	41,508	57,626

Gross profit	$13,241	$35,024	$58,380	$87,188	$132,197	$24,760	$33,732

Operating expenses:
Sales and marketing, exclusive of $1,486, $847, $532, $1,527, $2,720, $494 and $189 reported below as stock-based compensation, respectively	37,730	32,390	50,965	59,613	78,919	17,449	20,911
Product development, exclusive of $0, $461, $(44), $42, $350, $49 and $(30) reported below as stock-based compensation, respectively	7,292	8,590	11,833	14,124	20,181	4,483	6,589
General and administrative, exclusive of $3,497, $8,974, $(87), $366, $530, $84 and $(389) reported below as stock-based compensation, respectively	8,730	10,638	14,863	13,295	18,217	3,920	5,225
Restructuring costs related to Ashford.com(1)	—	—	1,680	74	—	—	—
Net loss on sale of Ashford.com assets	—	—	2,566	—	—	—	—
Stock-based compensation	4,983	10,282	401	1,935	3,600	627	(230)
Depreciation and amortization	8,074	6,662	10,509	11,386	10,944	2,599	3,122

Total operating expenses	$66,809	$68,562	$92,817	$100,427	$131,861	$29,078	35,617

	Fiscal Year Ended					Three Months Ended
	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	April 3, 2004	April 2, 2005
	(in thousands, except per share data)
Other (income) / expense:
Other (income) / expense	—	(502)	—	—	620	—	(99)
Interest expense	407	608	749	—	538	—	233
Interest income	(1,815)	(3,049)	(1,377)	(1,177)	(1,162)	(290)	(343)

Total other (income) / expense	$(1,408)	$(2,943)	$(628)	$(1,177)	$(4)	$(290)	$(209)

(Loss) / income from continuing operations before income taxes	(52,160)	(30,595)	(33,809)	(12,062)	340	(4,028)	(1,676)
Benefit from income taxes	—	—	—	—	—	—	—

(Loss) / income from continuing operations	(52,160)	(30,595)	(33,809)	(12,062)	340	(4,028)	(1,676)
Discontinued operations:
Loss on disposition of discontinued operations	(5,850)	—	—	—	—	—	—

Net (loss) / income	$(58,010)	$(30,595)	$(33,809)	$(12,062)	$340	$(4,028)	$(1,676)

Earnings (losses) per share—basic:
(Loss) / income from continuing operations	$(2.37)	$(0.90)	$(0.88)	$(0.30)	$0.01	$(0.10)	$(0.04)
(Loss) / income on disposition of discontinued operations	(0.27)	—	—	—	—	—	—

Net (loss) / income	$(2.64)	$(0.90)	$(0.88)	$(0.30)	$0.01	$(0.10)	$(0.04)

Earnings (losses) per share—diluted:
(Loss) / income from continuing operations	$(2.37)	$(0.90)	$(0.88)	$(0.30)	$0.01	$(0.10)	$(0.04)
(Loss) / income on disposition of discontinued operations	(0.27)	—	—	—	—	—	—

Net (loss) / income	$(2.64)	$(0.90)	$(0.88)	$(0.30)	$0.01	$(0.10)	$(0.04)

Weighted average common shares outstanding:
Basic	22,028	34,033	38,566	39,638	41,073	40,868	41,662

Diluted(2)	22,028	34,033	38,566	39,638	42,369	40,868	41,662

Number of common shares outstanding	31,925	37,673	38,784	40,780	41,583	40,973	41,772

	As of
	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	April 2, 2005
	(in thousands)
BALANCE SHEET DATA:
Total assets	$160,173	$190,765	$187,573	$175,583	$231,896	$194,733
Total long-term debt	5,750	5,208	—	—	13,564	13,410
Working capital	80,805	93,702	39,035	35,290	29,692	26,098
Stockholders’ equity	116,300	146,267	120,523	110,370	117,538	118,561

(1)	In conjunction with the sale of certain assets of Ashford.com, we announced a plan to liquidate the remaining inventory, close the Houston, Texas fulfillment center and office and terminate 71 employees. The costs associated with this plan were $1,680 in fiscal 2002, $74 in fiscal 2003 and $0 in 2004. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	For fiscal years 2000, 2001, 2002 and 2003, options and warrants are not included in the diluted weighted average common shares outstanding because the effect would be anti-dilutive. In fiscal 2004 and 2005, options and warrants are included in the diluted weighted average common shares outstanding. See Notes 7 and 8 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus and Notes 8 and 10 to our audited consolidated financial statements included elsewhere in this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges determined under the method prescribed by the Securities and Exchange Commission are shown below.

	Fiscal Year Ended					Three Months Ended
	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	April 2, 2005
	(in thousands)
Total earnings (losses) and fixed charges	$(51,149)	$(29,036)	$(28,706)	$(11,331)	$1,993	$(1,085)
Fixed charges	1,011	1,559	2,103	731	1,653	591
Ratio of earnings to fixed charges(1)	n/a	n/a	n/a	n/a	1.2	n/a

(1)	For purposes of computing the ratio of earnings to fixed charges, total earnings consist of pre-tax (loss) income from continuing operations before adjustment for minority interest and before provision for income taxes plus fixed charges minus minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense plus amortized premiums, discounts and capitalized expenses related to indebtedness plus that portion of rent expense that we believe to be representative of interest. Earnings were not sufficient to cover fixed charges by $52.2 million, $30.6 million, $30.8 and $12.1 million for the years ended December 30, 2000, December 29, 2001, December 28, 2001 and January 3, 2004, respectively and by $1.7 million for the three months ended April 2, 2005.

RISK FACTORS

Any investment in the notes or our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus. If any of the following risks occur, our business could be materially harmed. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy the notes or our common stock. The risks described below are not the only ones facing our company. Additional risks not necessarily known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business

Our future success cannot be predicted based upon our limited operating history.

Compared to certain of our current and potential competitors, we have a relatively short operating history. In addition, the nature of our business has undergone rapid development and change since we began operating it. Accordingly, it is difficult to predict whether we will be successful. Thus, our chances of financial and operational success should be evaluated in light of the risks, uncertainties, expenses, delays and difficulties associated with operating a new business in a relatively new market, many of which are beyond our control. If we are unable to address these issues, we may not be financially or operationally successful.

We have an accumulated deficit and may incur additional losses.

Although we recorded a profit in fiscal 2004, we incurred losses over the prior five fiscal years and in the first quarter of fiscal 2005 while operating our business. As of the end of fiscal 2004, we had an accumulated deficit of $177.3 million and as of the end of the first quarter of fiscal 2005, we had an accumulated deficit of $178.9 million. We may not generate sufficient revenue and gross profit from our existing partners, add an appropriate number of new partners or adequately control our expenses. If we fail to do this, we may not be able to maintain profitability.

We will continue to incur significant operating expenses and capital expenditures as we seek to:

•	enhance our fulfillment capabilities;

•	further improve our order processing systems and capabilities;

•	develop new technologies and features to improve our partners’ e-commerce businesses;

•	enhance our customer service center capabilities to better serve customers’ needs;

•	improve our marketing, customer relationship management and design capabilities;

•	increase our general and administrative functions to support our growing operations;

•	continue our business development, sales and marketing activities; and

•	make strategic or opportunistic acquisitions of complementary or new businesses or assets.

If we incur expenses at a greater pace than our revenues, we could incur additional losses.

Our growth may be limited if we do not generate sufficient cash to fund our operations. We may in the future need additional debt or equity financing to execute our business and continue our growth. Such additional financing may not be available on satisfactory terms or it may not be available when needed, or at all.

Because we have not generated sufficient cash from operations to date, we have funded our e-commerce business primarily from the sale of equity securities. If our cash flows are insufficient to fund our operations, we may in the future need to seek additional equity or debt financings or reduce costs. Further, we may not be able to obtain financing on satisfactory terms or it may not be available when needed, or at all. Our inability to finance our growth, either internally or externally, may limit our growth potential and our ability to execute our business strategy. If we issue securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock.

Seasonal fluctuations in sales could cause wide fluctuations in our quarterly results.

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns have caused and will continue to cause quarterly fluctuations in our operating results. Our results of operations historically have been seasonal primarily because consumers increase their purchases on our partners’ e-commerce businesses during the fourth quarter holiday season.

In anticipation of increased sales activity during our fourth fiscal quarter, we incur additional expenses by hiring a significant number of temporary employees to supplement our permanent staff. Our fourth fiscal quarter has accounted for and is expected to continue to account for a disproportionate percentage of our total annual revenues. For each of fiscal 2004 and fiscal 2003 approximately 40.0% of our annual net revenues were generated in our fiscal fourth quarter. Since fiscal 1999, we have not generated net income in any fiscal quarter other than a fiscal fourth quarter. If our revenues are below seasonal expectations during the fourth fiscal quarter, our operating results could be below the expectations of securities analysts and investors. Due to the nature of our business, it is difficult to predict the seasonal pattern of our sales and the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period.

In addition, if too many consumers access our partners’ e-commerce businesses within a short period of time due to increased holiday or other demand, we may experience system interruptions that make our partners’ e-commerce businesses unavailable or prevent us from transmitting orders to our fulfillment operations, which may reduce the volume of goods we sell as well as the attractiveness of our partners’ e-commerce businesses to consumers. In anticipation of increased sales activity during our fourth fiscal quarter, we and our partners increase our inventory levels. If we and our partners do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, we and our partners may fail to meet customer demand which could reduce the attractiveness of our partners’ e-commerce businesses. Alternatively, if we overstock products, we may be required to take significant inventory markdowns or write-offs, which could reduce profits.

We have expanded into new categories and may expand into additional new categories in the future. If we do not successfully execute the expansion of our operations into these new categories, our growth could be limited.

While we have operated in e-commerce since 1999, we did not expand beyond the sporting goods category until 2001. Today our operations have expanded into categories including apparel, health and beauty, consumer electronics, entertainment, home and jewelry and luxury goods. Each category in which we operate requires unique capabilities and increases the complexity of our business. If we are unable to generate sufficient revenue in a category, we may not be able to cover the incremental staffing and expenses required to support the unique capabilities required by that category. If we do expand into new categories, there can be no assurance that we will do so successfully.

Consumers are constantly changing their buying preferences. If we fail to anticipate these changes and adjust our inventory accordingly, we could experience lower sales, higher inventory markdowns and lower margins for the inventory that we own.

Our success depends, in part, upon our ability and our partners’ ability to anticipate and respond to consumer trends with respect to products sold through the e-commerce businesses we operate. Consumers’ tastes are subject to frequent and significant changes. In order to be successful, we and our partners must accurately predict consumers’ tastes and avoid overstocking or understocking products. If we or our partners fail to identify and respond to changes in merchandising and consumer preferences, sales on our partners’ e-commerce businesses could suffer and we or our partners could be required to mark down unsold inventory. This would depress our profit margins. In addition, any failure to keep pace with changes in consumers’ tastes could result in lost opportunities which could reduce sales.

High merchandise returns or shrinkage rates could adversely affect our business, financial condition and results of operations.

We cannot be assured that inventory loss and theft, or “shrinkage,” and merchandise returns will not increase in the future. If merchandise returns are significant, or our shrinkage rate increases, our revenues and costs of operations could be adversely affected.

Our growth depends, in part, on our ability to add and launch new partners on a timely basis and on favorable terms.

One of the principal components of our growth strategy is to add new partners. If we are unable to add our targeted number of new partners or if we are unable to add new partners on favorable terms, our growth may be limited. If we are unable to add and launch new partners within the time frames projected by us, we may not be able to achieve our targeted results in the expected periods. In addition, our ability to add new partners depends on the quality of the services we provide and our reputation. To the extent that we have difficulties with the quality of the services we provide or have operational issues that adversely affect our reputation, it could adversely impact our ability to add new partners. Because competition for new partners is intense, we may not be able to add new partners on favorable terms, or at all.

Our success is tied to the success of the partners for which we operate e-commerce businesses.

Our success is substantially dependent upon the success of the partners for which we operate e-commerce businesses. The retail business in the United States is intensely competitive. If our partners were to have financial difficulties or seek protection from their creditors or if they were to suffer impairment of their brand, it could adversely affect our ability to maintain and grow our business. Our business could also be adversely affected if our partners’ marketing, brands or retail stores are not successful or if our partners reduce their marketing or number of retail stores.

We enter into contracts with our partners. We derived 62% of our revenue in fiscal 2004 from five partners. If we do not maintain good working relationships with our partners, particularly our large partners, or perform as required under these agreements, it could adversely affect our business.

The contracts with our partners establish complex relationships between our partners and us. We spend a significant amount of time and effort to maintain our relationships with our partners and address the issues that from time to time may arise from these complex relationships. For fiscal 2004, sales to customers through one of our partner’s e-commerce businesses accounted for 27% of our revenue, sales through another one of our partner’s e-commerce businesses accounted for 13% of our revenue and sales through our top five partners’ e-commerce businesses accounted for 62% of our revenue. For fiscal 2003, sales to customers through one of our partner’s e-commerce businesses accounted for 28% of our revenue, sales to customers through another one of our partner’s e-commerce businesses accounted for 17% of our revenue, and sales through our top five partners’ e-commerce businesses accounted for 70% of our revenue. Our partners could decide not to renew their agreements at the end of their respective terms. Additionally, if we do not perform as required under these agreements or if we breach these agreements, our partners could seek to terminate their agreements prior to the end of their respective terms or seek damages from us. Loss of our existing partners, particularly our major partners, could adversely affect our business, financial condition and results of operations.

We and our partners must develop and maintain relationships with key manufacturers to obtain a sufficient assortment and quantity of quality merchandise on acceptable commercial terms. If we or our partners are unable to do so, it could adversely affect our business, results of operations and financial condition.

For the e-commerce businesses for which we own inventory, we primarily purchase products from the manufacturers and distributors of the products. For the e-commerce businesses for which our partners own inventory, our partners typically purchase products from the manufacturers and distributors of products or source their own products. If we or our partners are unable to develop and maintain relationships with these manufacturers, distributors or sources we or our partners may be unable to obtain or continue to carry a sufficient assortment and quantity of quality merchandise on acceptable commercial terms and our partners’ e-commerce businesses and our business could be adversely impacted. We do not have written contracts with some of our suppliers. During the first quarter of fiscal 2005, 48.7% of the total amount of inventory we purchased was from one manufacturer. During the first quarter of fiscal 2004, 36.9% of the total amount of inventory we purchased was from the same manufacturer. During fiscal 2004, 43.1% of the total amount of inventory we purchased was from the same manufacturer and during fiscal 2003, 37.7% of the total amount of inventory we purchased was from the same manufacturer. While we have a contract with this manufacturer, this manufacturer and other manufacturers could stop selling products to us or our partners and may ask us or our partners to remove their products or logos from our partners’ Web sites. If we or our partners are unable to obtain products directly from manufacturers, especially popular brand manufacturers, we or our partners may not be able to obtain the same or comparable merchandise in a timely manner or on acceptable commercial terms.

We rely on our ability to enter into marketing and promotional agreements with online services, search engines, directories and other Web sites to drive traffic to the e-commerce businesses we operate. If we are unable to enter into or properly develop these marketing and promotional agreements, our ability to generate revenue could be adversely affected.

We have entered into marketing and promotional agreements with online services, search engines, directories and other Web sites to provide content, advertising banners and other links to our partners’ e-commerce businesses. We expect to rely on these agreements as significant sources of traffic to our partners’ e-commerce businesses and to generate new customers. If we are unable to maintain these relationships or enter into new agreements on acceptable terms, our ability to attract new customers could be harmed. Further, many of the parties with which we may have online advertising arrangements provide advertising services for other marketers of goods. As a result, these parties may be reluctant to enter into or maintain relationships with us. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third parties may limit our partners’ and our ability to maintain market share and revenue.

If we experience problems in our fulfillment operations, our business could be adversely affected.

Although we operate our own fulfillment centers, we rely upon multiple third parties for the shipment of our products. We also rely upon certain vendors to ship products directly to consumers. As a result, we are subject to the risks associated with the ability of these vendors and other third parties to successfully and in a timely manner fulfill and ship customer orders. The failure of these vendors and other third parties to provide these services, or the termination or interruption of these services, could adversely affect the satisfaction of consumers, which could result in reduced sales by our partners’ e-commerce businesses.

Under some of our partner agreements, we maintain the inventory of our partners in our fulfillment centers. Our failure to properly handle and protect such inventory could adversely affect our relationship with our partners.

A disruption in our operations could materially and adversely affect our business, results of operations and financial condition.

Any disruption to our operations, including system, network, telecommunications, software or hardware failures, and any damage to our physical locations, could materially and adversely affect our business, results of operations and financial condition.

Our operations are subject to damage or interruption from:

•	fire, flood, hurricane, tornado, earthquake or other natural disasters;

•	power losses, interruptions or brown-outs;

•	Internet, telecommunications or data network failures;

•	physical and electronic break-ins or security breaches;

•	computer viruses;

•	acts of terrorism; and

•	other similar events.

If any of these events occur, it could result in interruptions, delays or cessations in service to customers of our partners’ e-commerce businesses and adversely impact our partners’ e-commerce businesses. These events could also prevent us from fulfilling orders for our partners’ e-commerce businesses. Our partners might seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address and damaging to our reputation.

Our primary data centers are located at two facilities of a third-party hosting company. We do not control the security, maintenance or operation of these facilities, which are also susceptible to similar disasters and problems.

Our insurance policies may not cover us for losses related to these events, and even if they do, may not adequately compensate us for any losses that we may incur. Any system failure that causes an interruption of the availability of our partners’ e-commerce businesses could reduce the attractiveness of our partners’ e-commerce businesses to consumers and result in reduced revenues, which could materially and adversely affect our business, results of operations and financial condition.

If we do not respond to rapid technological changes, our services and proprietary technology and systems may become obsolete.

The Internet and e-commerce are constantly changing. Due to the costs and management time required to introduce new services and enhancements, we may be unable to respond to rapid technological changes in a timely enough manner to avoid our services becoming uncompetitive. To remain competitive, we must continue to enhance and improve the functionality and features of our partners’ e-commerce businesses. If competitors introduce new services using new technologies or if new industry standards and practices emerge, our partners’ existing e-commerce businesses and our services and proprietary technology and systems may become uncompetitive and our ability to attract and retain customers may be at risk.

Developing our e-commerce platform, offering, our partners’ e-commerce businesses and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or fail to adapt our e-commerce platform, our partners’ e-commerce businesses and our technology to meet the requirements of partners and customers or emerging industry standards. Additionally, the vendors we use for our partners’ e-commerce businesses may not provide the level of service we expect or may not be able to provide their product or service to us on commercially reasonable terms, if at all.

Our success is tied to the continued growth in the use of the Internet and the adequacy of the Internet infrastructure.

Our future success is substantially dependent upon continued growth in the use of the Internet. The number of users and advertisers on the Internet may not increase and commerce over the Internet may not continue to grow for a number of reasons, including:

•	actual or perceived lack of security of information or privacy protection;

•	lack of access and ease of use;

•	congestion of traffic on the Internet;

•	inconsistent quality of service and lack of availability of cost-effective, high-speed service;

•	possible disruptions, computer viruses or other damage to Internet servers or to users’ computers;

•	governmental regulation;

•	uncertainty regarding intellectual property ownership;

•	lack of high-speed modems and other communications equipment; and

•	increases in the cost of accessing the Internet.

Published reports have also indicated that growth in the use of the Internet has resulted in users experiencing delays, transmission errors and other difficulties. As currently configured, the Internet may not support an increase in the number or requirements of users. In addition, there have been outages and delays on the Internet as a result of damage to the current infrastructure. The amount of traffic on our partners’ Web sites could decline materially if there are outages or delays in the future. The use of the Internet may also decline if there are delays in the development or adoption of modifications by third parties that are required to support increased levels of activity on the Internet. If any of the foregoing occurs, the number of our partners’ customers could decrease. In addition, we may be required to spend significant capital to adapt our operations to any new or emerging technologies relating to the Internet.

Consumers may be unwilling to use the Internet to purchase goods.

Our future success depends heavily upon the general public’s willingness to use the Internet as a means to purchase goods. The failure of the Internet to continue to develop as an effective commercial tool would seriously damage our future operations. If consumers are unwilling to use the Internet to conduct business, our business may not continue to grow. The Internet may not succeed as a medium of commerce because of security risks and delays in developing elements of the needed Internet infrastructure, such as a reliable network, high-speed modems, high-speed communication lines and other enabling technologies.

Third parties may have the technology or know-how to breach the security of customer transaction data and confidential information stored on our servers. Any breach could cause customers to lose confidence in the security of our partners’ e-commerce businesses and choose not to purchase from those businesses. Our security measures may not effectively prevent others from obtaining improper access to the information on our partners’ e-commerce businesses. If someone is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt the operation of our partners’ e-commerce businesses. Concerns about the security and privacy of transactions over the Internet could inhibit our growth.

We and/or our partners may be unable to protect our and their proprietary technology and intellectual property rights or keep up with that of our competitors.

Our success depends to a significant degree upon the protection of our intellectual property rights in the core technology and other components of our e-commerce platform including our software and other proprietary information, and material, and our ability to develop technologies that are as good as or better than that of our competitors. We may be unable to deter infringement or misappropriation of our software and other proprietary information and material, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. In addition, the failure of our partners to protect their intellectual property rights, including their trademarks and domain names, could impair our operations. Our competitors could, without violating our intellectual property rights, develop technologies that are as good as or better than our technology. Protecting our intellectual property and other proprietary rights can be expensive. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our operating results. Our failure to protect our intellectual property rights in our software and other information and material or to develop technologies that are as good as or better than that of our competitors could put us at a disadvantage to our competitors. These failures could have a material adverse effect on our business.

We may be subject to intellectual property claims or competition or trade practices claims that could be costly and could disrupt our business.

Third parties may assert that our business or technologies infringe or misappropriate their intellectual property rights. Third parties may claim that we do not have the right to offer certain services or products or to present specific images or logos on our partners’ e-commerce businesses, or we have infringed their patents, trademarks, copyrights or other rights. We may in the future receive claims that we are engaging in unfair competition or other illegal trade practices. We may be unsuccessful in defending against these claims, which could result in substantial damages, fines or other penalties. The resolution of a claim could also require us to change how we do business, redesign our service offering or partners’ e-commerce businesses or enter into burdensome royalty or license agreements. These license or royalty agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our insurance coverage may not be adequate to cover every claim that third parties could assert against us. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management’s time and disruptions in our business. Any of these claims could also harm our reputation.

We may not be able to compete successfully against current and future competitors, which could harm our margins and our business.

The market for the development and operation of e-commerce businesses is continuously evolving and is intensely competitive. Increased competition could result in fewer successful opportunities to partner, price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business, results of operations and financial condition. We primarily compete with companies that can offer a full range of e-commerce services similar to the services we provide through our e-commerce platform, such as the Services Division of Amazon®, Digital River®, Commerce5SM, Foot Locker® (principally in the sporting goods category) and ValueVision Media®. We also compete with companies that provide some components of an e-commerce solution similar to those that we offer through our e-commerce platform, including Web site developers, third-party consultants and third-party fulfillment and customer service providers. In addition, we compete with companies that provide components of an e-commerce solution that allow others to develop and operate their e-commerce business in-house. We also compete with online and offline businesses of a variety of retailers and manufacturers in our targeted categories.

Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. They may be able to secure merchandise from vendors on more favorable terms and may be able to adopt more aggressive pricing policies. They may also receive investments from or enter into other commercial relationships with larger, well-established companies with greater financial resources. Competitors in both the retail and e-commerce services industries also may be able to devote more resources to technology development and marketing than we do.

We currently do not offer e-commerce services outside of the United States and Canada. Some of our competitors offer international e-commerce services and our existing and potential partners may find these competitors more attractive for that reason.

Competition in the e-commerce industry may intensify. Other companies in the retail and e-commerce service industries may enter into business combinations or alliances that strengthen their competitive positions. Additionally, there are relatively low barriers to entry into the e-commerce market. As various Internet market segments obtain large, loyal customer bases, participants in those segments may expand into the market segments in which we operate. In addition, new and expanded Web technologies may further intensify the competitive nature of online retail. The nature of the Internet as an electronic marketplace facilitates competitive entry and comparison shopping and renders it inherently more competitive than conventional retailing formats. This increased competition may reduce our sales, our ability to operate profitably, or both.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. We also sell some products that are manufactured by third parties for us. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer or manufacturer of the product. These claims may not be covered by insurance and, even if they are, our insurance coverage may not be adequate to cover every claim that could be asserted. Similarly, we could be subject to claims that customers of our partners’ e-commerce businesses were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us in excess of our insurance coverage, it could adversely affect our business. Even unsuccessful claims could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on our business.

We may be liable if third parties misappropriate our customers’ personal information. Additionally, we are limited in our ability to use and disclose customer information.

Any security breach could expose us to risks of loss, litigation and liability and could seriously disrupt our operations. If third parties are able to penetrate our network or telecommunications security or otherwise misappropriate our customers’ personal information or credit card information or if we give third parties improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could result in litigation. Liability for misappropriation of this information could be significant. In addition, the Federal Trade Commission and state agencies regularly investigate various companies’ uses of customers’ personal information. We could incur additional expenses if new regulations regarding the security or use of personal information are introduced or if government agencies investigate our privacy practices.

Credit card fraud and other fraud could adversely affect our business.

We do not carry insurance against the risk of credit card fraud and other fraud, so the failure to adequately control fraudulent transactions could increase our expenses. To date, we have not suffered material losses due to fraud. However, we may in the future suffer losses as a result of orders placed with fraudulent credit card data. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. With respect to checks and installment sales, we generally are liable for fraudulent transactions.

If one or more states successfully assert that we should collect sales or other taxes on the sale of our merchandise, our business could be harmed.

We currently collect sales or other similar taxes only for goods sold by us and shipped into certain states. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us or our partners and other out-of-state companies that engage in e-commerce. Recently, certain large retailers, such as Wal-Mart®, Target® and Toys “R” Us®, expanded their collection of sales tax on purchases made through affiliated Web sites. Our business could be adversely affected if one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of merchandise through the e-commerce businesses we operate.

In September 2003, we learned that we, along with several of our partners, were named in an action in the Circuit Court of Cook County, Illinois, by a private litigant who is alleging that we, along with certain of our partners, wrongfully failed to collect and remit sales and use taxes for sales of personal property to customers in Illinois and knowingly created records and statements falsely stating we were not required to collect or remit such taxes. The complaint seeks injunctive relief, unpaid taxes, interest, attorneys’ fees, civil penalties of up to $10,000 per violation, and treble damages under the Illinois Whistleblower Reward and Protection Act. We are aware that this same private litigant has filed similar actions against retailers in other states, and it is possible that we and/or partners may have been or may be named in similar cases in other states. We do not believe that we are liable under existing laws and regulations for any failure to collect sales or other taxes relating to Internet sales in Illinois and intend to vigorously defend ourselves in this matter. However, we may incur substantial expenses in defending against this claim. In the event of a determination adverse to us, we may incur substantial monetary liability, and be required to change our business practices, either of which could have a material adverse effect on our business, financial position or results of operations.

Existing or future law or regulations could harm our business or marketing efforts.

We are subject to federal, state and local laws applicable to businesses in general and to e-commerce specifically. Due to the increasing growth and popularity of the Internet and e-commerce, many laws and regulations relating to the Internet and online retailing are proposed and considered at the federal, state and local levels. These laws and regulations could cover issues such as taxation, pricing, content, distribution, quality and delivery of products and services, electronic contracts, intellectual property rights, user privacy and information security.

For example, at least one state has enacted, and other states have proposed, legislation limiting the uses of personal information collected online or requiring collectors of information to establish procedures to disclose and notify users of privacy and security policies, obtain consent from users for use and disclosure of information, or provide users with the ability to access, correct and delete stored information. Even in the absence of such legislation, the Federal Trade Commission has settled several proceedings resulting in consent decrees in which Internet companies have been required to establish programs regulating the manner in which personal information is collected from users and provided to third parties. We could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could also harm our ability to collect demographic and personal information from users, which could be costly or adversely affect our marketing efforts.

The applicability of existing laws governing issues such as property ownership, intellectual property rights, taxation, libel, obscenity, qualification to do business and export or import matters could also harm our business. Many of these laws may not contemplate or address the unique issues of the Internet or online retailing. Some laws that do contemplate or address those unique issues, such as the Digital Millennium Copyright Act and the CAN-SPAM Act of 2003, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. These current and future laws and regulations could reduce our ability to operate efficiently.

From time to time, we may acquire or invest in other companies. There are risks associated with potential acquisitions and investments and we may not achieve the expected benefits of future acquisitions and investments.

If we are presented with appropriate opportunities, we may make investments in complementary companies, products or technologies or we may purchase other companies. We may not realize the anticipated benefits of any investment or acquisition. We may be subject to unanticipated problems and liabilities of acquired companies. We may not be able to successfully assimilate the additional personnel, operations, acquired technology or products or services into our business. Any acquisition may strain our existing financial and managerial controls and reporting systems and procedures. If we do not successfully integrate any acquired business, the expenditures on integration efforts will reduce our cash position without us being able to realize the expected benefits of the acquisition. In addition, key personnel of an acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Further, the physical expansion in facilities that could occur as a result of any acquisition may result in disruptions that could seriously impair our business. Finally, we may have to use our cash resources, incur debt or issue additional equity securities to pay for other acquisitions or investments, which could increase our leverage or be dilutive to our stockholders.

The consideration we received in exchange for the sale of certain assets related to Ashford.com, Inc. may be subject to a number of risks.

In connection with the sale of certain assets of Ashford.com to Odimo Acquisition Corp., we received shares of Odimo common stock. Odimo recently became a public company and a well-established public market for its common stock does not exist. If Odimo fails to perform, the value of the Odimo common stock we hold may decrease below the amount at which we have valued this stock on our balance sheet and we may be required to take a charge to earnings.

We may expand our business internationally, causing our business to become increasingly susceptible to numerous international business risks and challenges.

We believe that the current globalization of the economy requires businesses to consider pursuing international expansion. We recently began shipping certain products to Canada and other countries. In the future, we may expand our international efforts. International sales are subject to inherent risks and challenges that could adversely affect our business, including:

•	the need to develop new supplier and manufacturer relationships, particularly because major manufacturers may require that our international operations deal with local distributors;

•	compliance with international legal and regulatory requirements and tariffs;

•	managing fluctuations in currency exchange rates;

•	difficulties in staffing and managing foreign operations;

•	greater difficulty in accounts receivable collection;

•	potential adverse tax consequences;

•	uncertain political and economic climates;

•	potentially higher incidence of fraud;

•	price controls or other restrictions on foreign currency; and

•	difficulties in obtaining export and import licenses and compliance with applicable export controls.

Any negative impact from our international business efforts could negatively impact our business, operating results and financial condition as a whole. In addition, gains and losses on the conversion of foreign payments into U.S. dollars may contribute to fluctuations in our results of operations and fluctuating exchange rates could cause reduced revenues and/or gross margins from non-dollar-denominated international sales.

In addition, if we expand internationally, we may face additional competition challenges. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer. In addition, governments in foreign jurisdictions may regulate e-commerce or other online services in such areas as content, privacy, network security, copyright, encryption, taxation, or distribution. We also may not be able to hire, train, motivate and manage the required personnel, which may limit our growth in international market segments.

The uncertainty regarding the general economy may reduce our revenues.

Our revenue and rate of growth depends on the continued growth of demand for the products offered by our partners, and our business is affected by general economic and business conditions. A decrease in demand, whether caused by changes in consumer spending or a weakening of the U.S. economy or the local economies outside of the United States where we sell products, may result in decreased revenue or growth. Terrorist attacks and armed hostilities could create economic and consumer uncertainty that could adversely affect our revenue or growth.

Our success is dependent upon our executive officers and other key personnel.

Our success depends to a significant degree upon the contribution of our executive officers and other key personnel, particularly Michael G. Rubin, chairman of the board, co-president and chief executive officer. Although we have employment agreements with most of our executive officers and key personnel, these employees could terminate their employment with us at any time. Due to the competition for highly qualified personnel, we cannot be sure that we will be able to retain or attract executive, managerial or other key personnel. We have obtained key person life insurance for Mr. Rubin in the amount of $9.0 million. We have not obtained key person life insurance for any of our other executive officers or key personnel.

We may be unable to hire and retain skilled technical, operations, merchandising, sales, marketing and business management personnel which could limit our growth.

Our future success depends on our ability to continue to identify, attract, retain and motivate skilled technical, operations, merchandising, sales, marketing and business management personnel. We intend to continue to seek to hire a significant number of skilled personnel. Due to intense competition for these individuals from our competitors and other employers, we may not be able to attract or retain highly qualified personnel in the future. Our failure to attract and retain the experienced and highly trained personnel that are integral to our business may limit our growth.

There are limitations on the liabilities of our directors and executive officers. Under certain circumstances, we are obligated to indemnify our directors and executive officers against liability and expenses incurred by them in their service to us.

Pursuant to our amended and restated certificate of incorporation and under Delaware law, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty, except for liability for breach of a director’s duty of loyalty, acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, dividend payments or stock repurchases that are unlawful under Delaware law or any transaction in which a director has derived an improper personal benefit. In addition, we have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts, incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of the person’s services as one of our directors or executive officers. The costs associated with actions requiring indemnification under these agreements could be harmful to our business.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders and partners could lose confidence in our financial reporting, which could harm our business, the trading price of our common stock and our ability to retain our current partners and obtain new partners.

Beginning in early fiscal 2004, we began a process to document and evaluate our internal controls over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. In this regard, management has been dedicating internal resources, has engaged outside consultants and has adopted a detailed work plan to (i) assess and document the adequacy of internal controls over financial reporting, (ii) take steps to improve control processes, where appropriate, (iii) validate through testing that controls are functioning as documented and (iv) implement a continuous reporting and improvement process for internal control over financial reporting. If we fail to correct any issues in the design or operating effectiveness of internal controls over financial reporting or fail to prevent fraud, current and potential stockholders and partners could lose confidence in our financial reporting, which could harm our business, the trading price of our common stock and our ability to retain our current partners and obtain new partners.

A change in accounting standards for employee stock options is expected to have a material impact on our consolidated results of operations and earnings per share.

In December 2004, the Financial Accounting Standards Board, or FASB, issued Financial Accounting Standards Board Statement No. 123R “Share-Based Payment,” or FAS 123R. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In addition, FAS 123R will cause unrecognized expense related to options vesting after the date of initial adoption to be recognized as a charge to results of operations over the remaining vesting period. In April 2005, the SEC delayed the initial adoption of FAS 123R from interim periods that begin after June 15, 2005, to annual periods that begin after June 15, 2005. We are continuing to evaluate the requirements of FAS 123R and expect that we will record substantial non cash compensation expenses. The adoption of FAS 123R is not expected to have a significant effect on our financial condition or cash flows but is expected to have a material impact on our consolidated results of operations and earnings per share.

Risks Related to the Notes and the Common Stock

An active trading market may not develop for the notes, which could impair your ability to sell the notes.

The notes are a new issue of securities for which there currently is no trading market. We do not intend to list the notes on any national securities exchange or to seek the admission of the notes for trading over the National Association of Securities Dealer Automated Quotation System. We have been informed by the underwriters that they intend to make a market in the notes after the offering is completed. However, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry. In addition, such market-making activities will be subject to limits imposed by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. As a result, we cannot assure you that an active trading market will develop for the notes or that you will be able to sell your notes. Accordingly, you may be required to bear the financial risk of an investment in the notes until maturity.

The price of our common stock may fluctuate significantly, which may make it difficult for you to resell the notes or the common stock issuable upon conversion of the notes when you want or at prices you find attractive.

The price of our common stock on the Nasdaq National Market has been volatile. During fiscal 2004, the high and low sale prices of our common stock ranged from $7.04 to $18.72 per share. During fiscal 2003, the high and low sale prices of our common stock ranged from $1.55 to $13.05 per share. We expect that the market price of our common stock may continue to fluctuate. Because the notes are convertible into our common stock, volatility or depressed prices for our common stock could have an effect on the trading price of the notes. Holders who have received common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.

The price of our common stock could be adversely affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage activity involving our common stock. This activity could, in turn, affect the trading prices of the notes.

Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include, among others:

•	our performance and prospects;

•	the performance and prospects of our partners;

•	the depth and liquidity of the market for our common stock;

•	investor perception of us and the industry in which we operate;

•	changes in earnings estimates or buy/sell recommendations by analysts;

•	general financial and other market conditions; and

•	general economic conditions.

In addition, the stock market in general, and has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

The conversion rate of the notes may not be adjusted for all dilutive events that may occur.

The conversion rate of the notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain change of control transactions as described under “Description of Notes—Conversion of Notes—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as stock issuances for cash, that may adversely affect the trading price of the notes or the common stock or for third-party tender offers. See “Description of Notes—Conversion of Notes—Conversion Rate Adjustments.” We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider the interests of holders of the notes in deciding whether to issue common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

The notes are unsecured and, therefore, will be effectively subordinated to any secured debt we may incur, and are effectively subordinated to all liabilities of our subsidiaries.

The notes are not secured by any of our assets or those of our subsidiaries. As a result, the notes will be effectively subordinated to the mortgage on our headquarters site and any secured debt we may incur. As of April 2, 2005 the total amount of our outstanding secured indebtedness was $14.0 million, all of which was debt of our subsidiaries. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any secured debt may assert rights against their collateral in order to receive full payment of their debt before the assets constituting collateral may be used to pay the holders of the notes. In addition, as our debt, the notes are solely obligations of GSI Commerce, Inc. and, accordingly, are effectively subordinated to all debt and other liabilities, including trade payables, of our subsidiaries.

As a holding company, we will rely on payments from our subsidiaries in order for us to make payments on the notes. Our ability to repay the notes depends on the performance of our subsidiaries and their ability to make distributions to us.

We are a holding company with no significant operations of our own. Because our operations are conducted through our subsidiaries, we depend on dividends, loans, advances and other payments from our subsidiaries in order to allow us to satisfy our financial obligations, including payments of principal and interest on the notes. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether by dividends, loans, advances or other payments. The ability of our subsidiaries to pay dividends and make other payments to us depends on their earnings, capital requirements and general financial conditions and is restricted by, among other things, applicable corporate and other laws and regulations as well as, in the future, agreements to which our subsidiaries may be a party. See “Description of Notes—General.”

We may not have the ability to raise the funds necessary to repurchase the notes at a holder’s election, or upon the occurrence of a designated event.

If a holder elects to exercise its option to require us to repurchase notes on June 1 of 2010, 2015, and 2020, or if a designated event, as described under the heading “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event,” occurs prior to maturity, we may be required to repurchase all or part of the notes. We may not have enough funds to pay the repurchase price for all tendered notes. In addition, any future credit agreement or other agreements relating to our then outstanding indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might also constitute a default under the terms of our other indebtedness.

The conditional conversion features of the notes could result in your being unable to convert them, and you may not be able to sell them at a price at least equal to the value of our common stock into which the notes would otherwise be convertible.

Prior to May 1, 2010, the notes are convertible into shares of our common stock only if specified conditions are met. If the specified conditions for conversion are not met prior to such date, you will not be able to convert your notes and you may not be able to sell your notes at a price at least equal to the value of our common stock into which the notes would otherwise be convertible.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline after you exercise your conversion right.

If we elect to settle conversions other than solely in shares of common stock, the conversion value that you will receive upon conversion of your notes is in part determined by the average closing sale price of our common stock for the twenty trading days beginning on the trading day immediately following the day the notes are tendered for conversion. Accordingly, if the price of our common stock decreases after you tender your notes for conversion, the conversion value you will receive may be adversely affected, and if the price at the end of such period is below the average, the value of cash and shares delivered may be less than the conversion value.

The notes do not restrict our ability to incur additional debt or to take other actions that could negatively affect holders of the notes.

We and our subsidiaries are not restricted under the terms of the notes from incurring additional indebtedness, including secured debt. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take other actions that are not limited by the terms of the notes, could have the effect of diminishing our ability to make payments on the notes when due. In addition, we are not restricted from repurchasing subordinated indebtedness or our common stock by the terms of the notes.

We may not have sufficient cash flow to make payments on the notes and any other debt we may incur.

Our ability to pay principal and interest on the notes and our other debt and to fund our planned capital expenditures and other growth initiatives depends on our future operating performance. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive and regulatory factors. For a discussion of some of these risks and uncertainties, please see “Risk Factors—Risks Related to Our Business.” Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on the notes.

The make-whole premium payable on notes converted in connection with, or tendered for repurchase upon, a fundamental change may not adequately compensate you for the lost option value of your notes as a result of such fundamental change.

If a fundamental change occurs on or prior to June 1, 2010 we will pay a make-whole premium on notes converted in connection with, or tendered for repurchase upon, such fundamental change. The amount of the make-whole premium will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the transaction constituting the fundamental change as described below under “Description of Notes—Conversion of Notes—Make Whole Payment Upon the Occurrence of a Fundamental Change.” While the make-whole premium is designed to compensate you for the lost option value of your notes as a result of such fundamental change, the amount of the make-whole premium is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid per share of our common stock in the transaction constituting the fundamental change is less than $14.84 or more than $90.00, no make-whole premium will be paid.

Holders of notes are not be entitled to any rights with respect to our common stock, but are subject to all changes made with respect to our common stock.

Holders of notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but will be subject to all changes affecting the common stock. Holders of notes will only be entitled to rights in respect of the common stock if and when we deliver shares of common stock in exchange for their notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, if an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs before delivery of the common stock upon conversion of the notes, holders of notes will not be entitled to vote on the amendment, although they will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

The conversion of some or all of the notes will dilute the ownership interest of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The conversion rate of the notes will be adjusted if we distribute cash with respect to shares of our common stock and in certain other circumstances. Under Section 305(c) of the Internal Revenue Code, an increase in the conversion rate as a result of our distribution of cash or other property to common stockholders generally will result in a deemed distribution to holders of notes. Other adjustments in the conversion rate (or failures to make such adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may have the same result. Any deemed distribution to you will be taxable as a dividend to the extent of our current or accumulated earnings and profits. If you are a Non-U.S. Holder of notes, as this term is used under “United States Federal Income Tax Considerations,” any deemed distribution to you that is treated as a dividend will be subject to withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). See “United States Federal Income Tax Considerations.”

Our operating results have fluctuated and may continue to fluctuate significantly, which may cause the market price of our common stock to be volatile.

Our annual and quarterly operating results have and may continue to fluctuate significantly due to a variety of factors, many of which are outside of our control. Because our operating results may be volatile and difficult to predict, period-to-period comparisons of our operating results may not be a good indication of our future performance. Our operating results may also fall below our published expectations and the expectations of securities analysts and investors, which likely will cause the market price of our common stock to decline significantly.

Factors that may cause our operating results to fluctuate or harm our business include but are not limited to the following:

•	our ability to obtain new partners or to retain existing partners;

•	the performance of one or more of our partner’s e-commerce businesses;

•	our and our partners’ ability to obtain new customers at a reasonable cost or encourage repeat purchases;

•	the number of visitors to the e-commerce businesses operated by us or our ability to convert these visitors into customers;

•	our and our partners’ ability to offer an appealing mix of products or to sell products that we purchase;

•	our ability to adequately develop, maintain and upgrade our partners’ e-commerce businesses or the technology and systems we use to process customers’ orders and payments;

•	the timing and costs of upgrades and developments of our systems and infrastructure;

•	the ability of our competitors to offer new or superior e-commerce businesses, services or products;

•	price competition that results in lower profit margins or losses;

•	the seasonality of our business, especially the importance of our fiscal fourth quarter to our business;

•	our inability to obtain or develop specific products or brands or unwillingness of vendors to sell their products to us;

•	unanticipated fluctuations in the amount of consumer spending on various products that we sell, which tend to be discretionary spending items;

•	the cost of advertising and the amount of free shipping and other promotions we offer;

•	increases in the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

•	our inability to manage our shipping costs on a profitable basis or unexpected increases in shipping costs or delivery times, particularly during the holiday season;

•	inflation of prices of fuel and gasoline and other raw materials that impact our costs;

•	technical difficulties, system security breaches, system downtime or Internet slowdowns;

•	our inability to manage inventory levels or control inventory shrinkage;

•	our inability to manage fulfillment operations or provide adequate levels of customer service or our inability to forecast the proper staffing levels in fulfillment and customer service;

•	an increase in the level of our product returns or our inability to effectively process returns;

•	government regulations related to the Internet or e-commerce which could increase the costs associated with operating our businesses, including requiring the collection of sales tax on all purchases through the e-commerce businesses we operate; and

•	unfavorable economic conditions in general or specific to the Internet or e-commerce, which could reduce demand for the products sold through our partners’ e-commerce businesses.

We have never paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be declared or paid in the foreseeable future. As a result, holders of our common stock will not receive a return, if any, on their investment unless they sell their shares of our common stock.

We are controlled by certain principal stockholders.

As of May 12, 2005 and after giving effect to our concurrent common stock offering (including the exercise of options to purchase 90,000 shares of common stock by certain selling stockholders and assuming no exercise of the underwriters’ over-allotment option), Michael G. Rubin, our chairman, co-president and chief executive officer, will beneficially own 16.60%, entities affiliated with SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP, or SOFTBANK, will beneficially own 18.64%, and entities affiliated with QVC, Inc., or QVC, will beneficially own 19.34% of our outstanding common stock, including warrants and options to purchase common stock, which are exercisable within 60 days of May 12, 2005. If they decide to act together, any two of Mr. Rubin, SOFTBANK, and QVC would be in a position to exercise considerable control, and all three would be in a position to exercise complete control, over most matters requiring stockholder approval, including the election or removal of directors, approval of significant corporate transactions and the ability generally to direct our affairs. Furthermore, pursuant to stock purchase agreements, SOFTBANK and QVC each have the right to designate up to two members of our board of directors. This concentration of ownership and SOFTBANK’s and QVC’s right to designate members to our board of directors may have the effect of delaying or preventing a change in control of us, including transactions in which stockholders might otherwise receive a premium over prevailing market prices for our common stock. See “Management—Right to Designate Directors.” Furthermore, Mr. Rubin has entered into voting agreements with each of SOFTBANK and QVC, and SOFTBANK and QVC have entered into voting agreements with each other. The parties to these voting agreements have agreed to support the election of the directors designated by each of the other parties. See “Management—Voting Agreements.”

It may be difficult for a third-party to acquire us and this could depress our stock price.

Certain provisions of our amended and restated certificate of incorporation and bylaws and Delaware law may have the effect of discouraging, delaying or preventing transactions that involve any actual or threatened change in control. Under our amended and restated certificate of incorporation, our board of directors may issue preferred stock from time to time in one or more series with such terms, rights, preferences and designations as the board may determine and without any vote of the stockholders, unless otherwise required by law.

In addition, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation’s outstanding voting stock for a period of three years from the date the stockholder becomes a 15% stockholder. In addition to discouraging a third party from seeking to acquire control of us, the foregoing provisions could impair the ability of existing stockholders to remove and replace our management and/or our board of directors.

The repurchase rights in the notes triggered by a designated event, as described under the heading “Description of Notes—Repurchase at Option of the Holder,” could also discourage a potential acquiror. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Because the ownership of more than a majority of our common stock is concentrated in a few large stockholders, a third party will not be able to acquire control of us without the agreement of some of these stockholders.

Because many investors consider a change of control a desirable path to liquidity, delaying or preventing a change in control of our company may reduce the number of investors interested in our common stock, which could depress our stock price.

See “—We are controlled by certain principal stockholders.”

FORWARD-LOOKING STATEMENTS

All statements made in this prospectus, other than statements of historical fact, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “will,” “would,” “should,” “guidance,” “potential,” “continue,” “project,” “forecast,” “confident,” “prospects,” and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industries and markets in which we and our partners operate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements. Factors which may affect our business, financial condition and operating results include the effects of changes in the economy, the impact of FAS 123R, consumer spending, the financial markets and the industries in which we and our partners operate, changes affecting the Internet and e-commerce, our ability to develop and maintain relationships with strategic partners and suppliers and the timing of our establishment, extension or termination of our relationships with strategic partners, our ability to timely and successfully develop, maintain and protect our technology and product and service offerings and execute operationally, our ability to attract and retain qualified personnel, our ability to successfully integrate our acquisitions of other businesses, if any, and the performance of acquired businesses. More information about potential factors that could affect us is provided under “Risk Factors.” We expressly disclaim any intent or obligation to update these forward-looking statements, except as otherwise specifically stated by us.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of notes that we are offering will be approximately $47.9 million (approximately $55.2 million assuming the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated cash offering costs payable by us.

We expect to use the net proceeds we receive from this offering and the expected $24.9 million of net proceeds ($28.8 million if the underwriters exercise their option to purchase additional common stock in full) from our concurrent equity offering for working capital and general corporate purposes, including possible acquisitions. Pending such uses, the net proceeds from this offering will be invested in investment grade, interest-bearing instruments.

Consummation of this note offering is not contingent upon consummation of the concurrent common stock offering.

COMMON STOCK PRICE RANGE

The following table sets forth the high and low sales prices of our common stock as reported on the Nasdaq National Market under the symbol “GSIC.”

	Common Stock Price
	High	Low
Fiscal 2003
First Quarter	$3.99	$1.55
Second Quarter	$7.87	$1.65
Third Quarter	$12.53	$5.80
Fourth Quarter	$13.05	$7.60
Fiscal 2004
First Quarter	$13.47	$8.81
Second Quarter	$11.40	$7.80
Third Quarter	$9.95	$7.04
Fourth Quarter	$18.72	$8.77
Fiscal 2005
First Quarter	$18.00	$12.21
Second Quarter (through May 25, 2005)	$16.65	$12.31

As of May 12, 2005, we had approximately 1,938 stockholders of record. The last reported sale price for our common stock on May 25, 2005, as reported on the Nasdaq National Market, was $14.84.

DIVIDEND POLICY

We have never declared or paid a cash dividend on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future.

CAPITALIZATION

The table below shows our capitalization as of April 2, 2005:

•	on an actual basis;

•	on an as adjusted basis, to reflect the issuance of $50.0 million aggregate principal amount of our 3% convertible notes due 2025 in this offering (assuming no exercise of the underwriters’ over-allotment option); and

•	on a further as adjusted basis, to reflect the sale by us and the selling stockholders of 3,707,469 shares of our common stock at the public offering price of $14.84 per share after deducting the estimated underwriting discounts and commissions and estimated offering costs (assuming the exercise of options to purchase 90,000 shares of common stock by certain selling stockholders and no exercise of the underwriters’ over-allotment option).

You should read this table in conjunction with our financial statements and notes to those financial statements included elsewhere in this prospectus.

	April 2, 2005
	Actual	As Adjusted	Further As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$10,736	$58,657	$84,001

Current portion of long-term debt	589	589	589

Long-term debt	13,410	63,410	63,410

Stockholders’ equity:
Preferred stock, $0.01 par value, 4,990,000 shares authorized, actual, as adjusted and further as adjusted; 0 shares issued and outstanding, actual, as adjusted and further as adjusted	—	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized, actual, as adjusted and further as adjusted; 41,778,856 shares issued, actual and as adjusted; and 41,772,246 shares outstanding, actual and as adjusted; 43,660,770 shares issued, further as adjusted; and 43,654,160 shares outstanding, further as adjusted	418	418	437
Additional paid-in capital	295,021	295,021	321,259
Accumulated other comprehensive income	2,067	2,067	2,067
Accumulated deficit	(178,945)	(178,945)	(178,945)

Total stockholders’ equity	118,561	118,561	144,818

Total capitalization	$132,560	$182,560	$208,817

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present portions of our financial statements and are not complete. You should read the following selected consolidated financial data together with our unaudited condensed consolidated financial statements and our audited consolidated financial statements and related notes to our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected statement of operations data for the years ended December 28, 2002, January 3, 2004 and January 1, 2005 and the balance sheet data as of January 3, 2004 and January 1, 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected statement of operations data for the years ended December 30, 2000 and December 29, 2001 and balance sheet data as of December 30, 2000, December 29, 2001 and December 28, 2002 are derived from our audited consolidated financial statements that are not included in this prospectus. The selected statement of operations data for the three months ended April 3, 2004 and April 2, 2005 and the balance sheet data as of April 2, 2005 are derived from our unaudited condensed consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which are necessary to present fairly the results of operations and financial positions for those periods. Our results for the three months ended April 2, 2005 are not necessarily indicative of the results to be expected for the full year. Historical results are not necessarily indicative of the results to be expected in the future.

	Fiscal Year Ended					Three Months Ended
	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	April 3, 2004	April 2, 2005
	(in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues:
Net revenues from product sales	$41,808	$98,325	$154,819	$216,510	$274,988	$56,878	$76,652
Service fee revenues	1,000	4,285	17,819	25,409	60,344	9,390	14,706

Net revenues	42,808	102,610	172,638	241,919	335,332	66,268	91,358
Cost of revenues	29,567	67,586	114,258	154,731	203,135	41,508	57,626

Gross profit	$13,241	$35,024	$58,380	$87,188	$132,197	$24,760	$33,732

Operating expenses:
Sales and marketing, exclusive of $1,486, $847, $532, $1,521, $2,720, $494 and $189 reported below as stock-based compensation, respectively	37,730	32,390	50,965	59,613	78,919	17,449	20,911
Product development, exclusive of $0, $461, $(44), $42, $350, $49 and $(30) reported below as stock-based compensation, respectively	7,292	8,590	11,833	14,124	20,181	4,483	6,589
General and administrative, exclusive of $3,497, $8,974, $(87), $366, $530, $84 and $(389) reported below as stock-based compensation, respectively	8,730	10,638	14,863	13,295	18,217	3,920	5,225
Restructuring costs related to Ashford.com(1)	—	—	1,680	74	—	—	—
Net loss on sale of Ashford.com assets	—	—	2,566	—	—	—	—
Stock-based compensation	4,983	10,282	401	1,935	3,600	627	(230)
Depreciation and amortization	8,074	6,662	10,509	11,386	10,944	2,599	3,122

Total operating expenses	$66,809	$68,562	$92,817	$100,427	$131,861	$29,078	$35,617

Other (income) / expense:
Other (income) / expense	—	(502)	—	—	620	—	(99)
Interest expense	407	608	749	—	538	—	233
Interest income	(1,815)	(3,049)	(1,377)	(1,177)	(1,162)	(290)	(343)

Total other (income) / expense	$(1,408)	$(2,943)	$(628)	$(1,177)	$(4)	$(290)	$(209)

(Loss) / income from continuing operations before income taxes	(52,160)	(30,595)	(33,809)	(12,062)	340	(4,028)	(1,676)
Benefit from income taxes	—	—	—	—	—	—	—

(Loss) / income from continuing operations	(52,160)	(30,595)	(33,809)	(12,062)	340	(4,028)	(1,676)

	Fiscal Year Ended					Three Months Ended
	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	April 3, 2004	April 2, 2005
	(in thousands, except per share data)

Discontinued operations:
Loss on disposition of discontinued operations	(5,850)	—	—	—	—	—	—

Net (loss) / income	$(58,010)	$(30,595)	$(33,809)	$(12,062)	$340	$(4,028)	$(1,676)

Earnings (losses) per share—basic:
(Loss) / income from continuing operations	$(2.37)	$(0.90)	$(0.88)	$(0.30)	$0.01	$(0.10)	$(0.04)
(Loss) / income on disposition of discontinued operations	(0.27)	—	—	—	—	—	—

Net (loss) / income	$(2.64)	$(0.90)	$(0.88)	$(0.30)	$0.01	$(0.10)	$(0.04)

Earnings (losses) per share—diluted:
(Loss) / income from continuing operations	$(2.37)	$(0.90)	$(0.88)	$(0.30)	$0.01	$(0.10)	$(0.04)
(Loss) / income on disposition of discontinued operations	(0.27)	—	—	—	—	—	—

Net (loss) / income	$(2.64)	$(0.90)	$(0.88)	$(0.30)	$0.01	$(0.10)	$(0.04)

Weighted average common shares outstanding:
Basic	22,028	34,033	38,566	39,638	41,073	40,868	41,662

Diluted(2)	22,028	34,033	38,566	39,638	42,369	40,868	41,662

Number of common shares outstanding	31,925	37,673	38,784	40,780	41,583	40,973	41,772

	As of
	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	April 2 , 2005
	(in thousands)
BALANCE SHEET DATA:
Total assets	$160,173	$190,765	$187,573	$175,583	$231,896	$194,733
Total long-term debt	5,750	5,208	—	—	13,564	13,410
Working capital	80,805	93,702	39,035	35,290	29,692	26,098
Stockholders’ equity	116,300	146,267	120,523	110,370	117,538	118,561

(1)	In conjunction with the sale of certain assets of Ashford.com, we announced a plan to liquidate the remaining inventory, close the Houston, Texas fulfillment center and office and terminate 71 employees. The costs associated with this plan were $1,680 in fiscal 2002, $74 in fiscal 2003 and $0 in 2004. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	For fiscal years 2000, 2001, 2002 and 2003, options and warrants are not included in the diluted weighted average common shares outstanding because the effect would be anti-dilutive. In fiscal 2004 and 2005, options and warrants are included in the diluted weighted average common shares outstanding. See Notes 7 and 8 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus and Notes 8 and 10 to our audited consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview and Executive Summary

•	We are a leading provider of e-commerce solutions that enable retailers, branded manufacturers, entertainment companies and professional sports organizations to operate e-commerce businesses. We provide solutions for our partners through our integrated e-commerce platform, which is comprised of three components: core technology, supporting infrastructure and partner services. Through our platform, we provide Web site administration, Web infrastructure and hosting, business intelligence, an e-commerce engine, order management, fulfillment, drop shipping, customer service, buying, creative design, Web site usability, testing and enhancement services, channel integration, business-to-business (B-to-B) services, content development and imaging, e-commerce strategy, online marketing and customer relationship management (CRM).

•	Based on forecasts of Forrester Research, we expect online general merchandise sales in the United States to expand at approximately a 14.3% compounded annual growth rate from 2004 through 2010. While we expect the opportunity for partnered e-commerce to continue to grow, we also anticipate competition to continue to be intense. We compete with traditional, in-house solutions as well as a variety of third-party vendors that provide e-commerce software or partial e-commerce solutions. To satisfy our existing partners and to continue to attract new partners, we offer what we believe is a comprehensive and compelling value proposition that includes the provision of expertise and infrastructure to enable our partners to grow their e-commerce businesses and to use their e-commerce businesses as a channel to complement and enhance their offline businesses. We have built and continue to develop expertise in integrated online technology, marketing and retailing, which we deliver across a shared technology, supporting infrastructure and partner services platform. To differentiate our solution in the marketplace, we continually add new services and functions to our platform. As part of our continuing efforts to add value to our platform, we evaluate opportunities to acquire complementary or new businesses or assets.

•	We grow our business by expanding the e-commerce businesses of our existing partners and by adding new partners. In fiscal 2004, we added nine new partners. As of May 25, 2005, we have publicly announced the addition of six new partners in fiscal 2005.

•	Generally, we launch the website of a new partner within three to six months after entering into a contract with such new partner. During the period in which we are planning and developing a new partner’s Web site, we incur development and launch expenses without any accompanying revenues. We anticipate that new Web sites typically will contribute to our income from operations in their first full year of operation.

•	We derive virtually all of our revenues from sales of products by us through our partners’ e-commerce businesses and service fees earned by us in connection with the development and operation of our partners’ e-commerce businesses. Our revenue growth in the first quarter of fiscal 2005 as compared to the first quarter of fiscal 2004, as well as our revenue growth in fiscal 2004 as compared to fiscal 2003 was due to an increase in revenues from product sales in both our sporting goods and other categories, as well as an increase in service fee revenues. These increases in the first quarter of fiscal 2005 as compared to the first quarter of fiscal 2004 were driven by the addition of new partners in fiscal 2004 and the first quarter of fiscal 2005. These increases in fiscal 2004 as compared to fiscal 2003 were driven by the addition of new partners in fiscal 2004, growth in sales from partners’ e-commerce businesses that were operated for part of fiscal 2003 and all of fiscal 2004 and growth in sales from partners’ e-commerce businesses that we operated for the entirety of both periods.

•

Our gross profit increased in the first quarter of fiscal 2005 as a result of sales growth. Our gross margin decreased in the first quarter of fiscal 2005 as compared to the first quarter of fiscal 2004 as a result of a shift in sales from sporting goods to customer electronics, which carry a lower gross margin than product sales of sporting goods. Our gross profit increased in fiscal 2004 as a result of sales growth and an increase in gross margin. The gross margin increase was a result of service fees representing a greater percentage of net revenues in fiscal 2004 than in fiscal 2003. We specifically do not record cost of service fee revenue. The cost of sales of the merchandise on which we earn service fees are costs incurred by our service-fee partners because they are the owners and sellers of the merchandise. Accordingly, our gross margin on service revenues is 100%. Our gross margin on products has typically been impacted by the mix of products sold between our sporting goods and other categories as well as within our sporting goods category.

•	Operating expenses as a percentage of net revenues decreased from 43.9% in first quarter of fiscal 2004 to 38.9% in first quarter of fiscal 2005, primarily as a result of sales and marketing expenses increasing at a slower rate than net revenues. Operating expenses as a percentage of net revenues decreased from 41.5% in fiscal 2003 to 39.3% in fiscal 2004, primarily as a result of sales and marketing expenses increasing at a slower rate than net revenues.

•	Fiscal 2004 was our first profitable year since entering the e-commerce business in fiscal 1999. We had net income of $0.3 million or $0.01 per share on a fully diluted basis.

•	Since mid-2004, we have broadened our management team by adding a co-president and chief operating officer and a new chief information officer.

•	In fiscal 2004, we acquired and occupied a new 104,000-square foot headquarters building in King of Prussia, Pennsylvania. We continue to own and use our former headquarters building in King of Prussia, Pennsylvania for a portion of our operations. In fiscal 2004, we also entered into a lease for a 400,000-square foot fulfillment center in Shepherdsville, Kentucky. This is our second fulfillment facility. We own our other fulfillment facility in Louisville, Kentucky. We do not expect to add any significant new facilities in 2005.

•	We generate cash from operations primarily in our fourth fiscal quarter due to the seasonality of our business. In our first fiscal quarter, we typically use cash from operations to satisfy accounts payable and accrued expenses incurred in the fourth fiscal quarter of our prior fiscal year. We typically have not generated cash from operations in our second and third fiscal quarters.

•	Certain reclassifications to our prior year’s consolidated financial statements were made to conform those statements to our fiscal 2004 presentation. These reclassifications were made to reflect certain communications costs previously classified in product development expenses to sales and marketing expenses and general and administrative expenses.

•	In December 2004, the Financial Accounting Standards Board, or FASB, issued Financial Accounting Standards Board Statement No. 123R “Shared-Based Payment”, or FAS 123R. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In addition, FAS 123R will cause unrecognized expense related to options vesting after the date of initial adoption to be recognized as a charge to results of operations over the remaining vesting period. In April 2005, the SEC delayed the initial adoption of 123R from interim periods that begin after June 15, 2005 to annual periods. We are continuing to evaluate the requirements of FAS 123R and expect that the adoption of FAS 123R will have a material impact on our consolidated results of operations and earnings per share. In light of our anticipated adoption of FAS 123R, we and our compensation committee are reevaluating our current incentive compensation strategies.

This Management’s Discussion of Financial Condition and Results of Operations gives effect to the restatement discussed in Note 17 of our unaudited condensed consolidated financial statements included in this prospectus and Note 22 to our audited consolidated financial statements that are included in this prospectus.

Results of Operations

Comparison of the Three-Month Periods Ended April 3, 2004 and April 2, 2005

Net Revenues

We derive virtually all of our revenues from sales of products by us through our partners’ e-commerce businesses and service fees earned by us in connection with the development and operation of our partners’ e-commerce businesses. The following table shows net revenues by source for the first quarter of fiscal 2004 and the first quarter of fiscal 2005, the percentages that such revenues bear to total net revenues and the period over period changes in net revenues:

	First Qtr Fiscal 2004		First Qtr Fiscal 2005		First Qtr Fiscal 2005 vs. First Qtr Fiscal 2004
	$	%	$	%	$ Change	% Change
	(dollars in millions)
Net revenues from product sales—sporting goods	$33.5	50.5%	$39.8	43.5%	$6.3	18.8%
Net revenues from product sales—other	23.4	35.3	36.9	40.4	13.5	57.7

Net revenues from product sales	56.9	85.8%	76.7	83.9%	19.8	34.8%
Service fee revenues	9.4	14.2	14.7	16.1	5.3	56.6

Net revenues	$66.3	100.0%	$91.4	100.0%	$25.1	37.9%

Net Revenues from Product Sales.    Net revenues from product sales are derived from the sale of products by us through our partners’ e-commerce businesses. Net revenues from product sales are net of allowances for returns and discounts and include outbound shipping charges and other product related services such as gift wrapping and monogramming.

Net revenues from product sales increased $19.8 million in the first quarter of fiscal 2005. Of this increase, $6.3 million was due to an increase in sales in our sporting goods category and $13.5 million was due to an increase in sales in our other product category, which includes increased sales of consumer electronics and licensed entertainment products.

Service Fee Revenue.    Service fee revenues are derived from service fees earned in connection with the development and operation of our partners’ e-commerce businesses. Service fees primarily consist of variable fees based on the value of merchandise sold or gross profit generated through our partners’ e-commerce businesses. To a lesser extent, service fees include fixed periodic payments by partners for the development and operation of their e-commerce businesses and fees related to the provision of marketing, design, development and other services.

Service fee revenues increased $5.3 million for the first quarter of 2005, due primarily to the launch of new fee-based partners in fiscal 2004.

Cost of Revenues

Cost of revenues consists of cost of revenues from product sales and cost of service fee revenues. Cost of revenues from product sales includes the cost of products sold and inbound freight related to those products, as well as outbound shipping and handling costs, other than those related to promotional free shipping and subsidized shipping and handling which are included in sales and marketing expense. We specifically do not record cost of service fee revenue. The cost of the sales of the merchandise on which we earn service fees are incurred by our service-fee partners because they are the owners and sellers of the merchandise. The following table shows cost of revenues for the first quarter of fiscal 2004 and first quarter of fiscal 2005, the percentages that such costs bear to total net revenues and the period over period changes in cost of revenues:

	First Qtr Fiscal 2004		First Qtr Fiscal 2005		First Qtr Fiscal 2005 vs. First Qtr Fiscal 2004
	$	%	$	%	$ Change	% Change
	(dollars in millions)
Cost of revenues from product sales	$41.5	62.6%	$57.6	63.1%	$16.1	38.8%
Cost of revenues from service fee revenues	—	—	—	—	—	—

Cost of revenues	$41.5	62.6%	$57.6	63.1%	$16.1	38.8%

As a percentage of net revenues, cost of revenues increased from 62.6% in the first quarter of fiscal 2004 to 63.1% in the first quarter of fiscal 2005. The change in cost of revenues as a percentage of net revenues resulted from lower margins in our other product category. Cost of revenues from product sales as a percentage of net revenues from product sales increased from approximately 72.9% in the first quarter of fiscal 2004 to approximately 75.1% in the first quarter of fiscal 2005.

Gross Profit

Gross profit consists of gross profit from product sales and gross profit from service fees. Because we do not record cost of service fee revenues, net revenues from service fees and gross profit from service fees are the same. The following table shows gross profit for the first quarter of fiscal 2004 and the first quarter of fiscal 2005, the percentages that such gross profit bears to product sales, service fees and total net revenues and the period over period changes in gross profit:

	First Qtr Fiscal 2004				First Qtr Fiscal 2005				First Qtr Fiscal 2005 vs. First Qtr Fiscal 2004
	$	% of product sales	% of service fees	% of net revenue	$	% of product sales	% of service fees	% of net revenue	$ Change	% Change
	(dollars in millions)
Gross profit from product sales	$15.4	27.1%	—	—	$19.0	24.8%	—	—	$3.6	23.8%
Gross profit from service fees	9.4	—	100.0%	—	14.7	—	100.0%	—	5.3	56.6%

Gross profit	$24.8	—	—	37.4%	$33.7	—	—	36.9%	$8.9	35.9%

The increase in gross profit for the first quarter of fiscal 2005 was due to a $5.3 million increase in service fee revenues and a $3.6 million increase in gross profit from product sales. The decrease in gross profit as a percentage of net revenues in first quarter of fiscal 2005 was largely driven by greater than planned product sales in the other category, which is primarily electronics, which carry a lower gross margin than product sales of sporting goods. Gross profit from product sales represented 62.1% of total gross profit in first quarter of fiscal 2004 and 56.4% in first quarter of fiscal 2005. Gross profit from service fee revenues represented 37.9% of total gross profit in first quarter of fiscal 2004 and 43.6% in first quarter of fiscal 2005. The gross profit on product sales decreased from 27.1% in first quarter of fiscal 2004 to 24.8% in first quarter of fiscal 2005 due primarily to a shift in sales to consumer electronics from sporting goods.

Operating Expenses

Operating expenses primarily consist of sales and marketing expenses, product development expenses, general and administrative expenses, stock-based compensation expense and depreciation and amortization expenses. The following table shows operating expenses for first quarter of fiscal 2004 and the first quarter of fiscal 2005, the percentages that such expenses bear to net revenues and the period over period changes in operating expenses:

	First Qtr Fiscal 2004		First Qtr Fiscal 2005		First Qtr Fiscal 2005 vs. First Qtr Fiscal 2004
	$	%	$	%	$ Change	% Change
	(dollars in millions)
Sales and marketing expenses	$17.5	26.4%	$20.9	22.9%	$3.4	19.4%
Product development expenses	4.5	6.8%	6.6	7.2%	2.1	46.7%
General and administrative expenses	3.9	5.9%	5.2	5.7%	1.3	33.3%
Stock-based compensation expense	0.6	0.9%	(0.2)	(0.2)%	(0.8)	(133.3)%
Depreciation and amortization expenses	2.6	3.9%	3.1	3.4%	0.5	19.2%

Total operating expenses	$29.1	43.9%	$35.6	38.9%	$6.5	22.3%

Sales and Marketing Expenses.    Sales and marketing expenses include fulfillment costs, customer service costs, credit card fees, net partner revenue share charges, net advertising and promotional expenses incurred by us on behalf of our partners’ e-commerce businesses and payroll related to the buying, business management and marketing functions of our company. Net partner revenue share charges are royalty payments made to our partners in exchange for the use of their brands, the promotion of our partners’ URLs, Web sites and toll-free telephone numbers in their marketing and communications materials, the implementation of programs to provide incentives to customers to shop through the e-commerce businesses that we operate for our partners and other programs and services provided to the customers of the e-commerce businesses that we operate for our partners, net of amounts reimbursed to us by our partners. Net advertising and promotional expenses include promotional free shipping and subsidized shipping and handling costs and are net of amounts reimbursed to us by our partners.

Sales and marketing expenses increased $3.4 million from the first quarter of fiscal 2005 primarily due to a $1.6 million increase in payroll and related costs principally in our fulfillment operations, a $1.1 million increase in credit card fees, a $0.5 million increase in online marketing and a $0.2 million increase in subsidized shipping costs related to increased promotional shipping activity. The increases in these costs were principally caused by higher sales volumes in the first quarter of fiscal 2005.

Product Development Expenses.    Product development expenses consist primarily of expenses associated with planning, maintaining and operating our partners’ e-commerce businesses and payroll and related expenses for engineering, production, creative and management information systems.

Product development expenses increased $2.1 million in the first quarter of fiscal 2005 compared to the first quarter of fiscal 2004 primarily due to a $1.6 million increase in staffing and related costs, and a $0.5 million increase in communication, web hosting and equipment maintenance costs. The increases in these costs were necessary to support new partner launches, deliver enhanced functionality for our partners’ e-commerce businesses and continue to improve the capacity, stability and security of our e-commerce platform.

General and Administrative Expenses.    General and administrative expenses consist primarily of payroll and related expenses for executive, finance, human resources, legal, business development, corporate development and administrative personnel, as well as bad debt expense and occupancy costs for our headquarters and other offices.

General and administrative expenses increased $1.3 million from the first quarter of fiscal 2005 primarily due to a $1.0 million increase in payroll and related costs to support the growth of our business, a $0.2 million increase in occupancy costs due to the purchase of our new headquarters and a $0.1 million increase in other general and administrative expenses.

Stock-Based Compensation.    Stock-based compensation expense consists of the amortization of deferred compensation expense for options granted to employees and certain non-employees, including options subject to variable accounting (the expense for which may fluctuate from period to period based on the closing market price of our stock), the value of options or warrants granted to certain partners and investors and amortization of deferred partner revenue share charges. Deferred partner revenue share charges, which are included in other assets, relate to a partner’s exercise of a right to receive shares of our common stock in lieu of future cash revenue share payments.

Stock-based compensation expense decreased $0.8 million for the first quarter of fiscal 2005 primarily due to a $0.9 million decrease in the amortization of deferred compensation expense relating to options subject to variable accounting as well as a $0.1 million increase in deferred partner revenue share charges resulting from higher product sales from the partner’s e-commerce business. As of the end of first quarter of fiscal 2005, we had an aggregate of $1.5 million of deferred stock-based compensation remaining to be amortized. We had stock-based compensation expense related to the amortization of deferred partner revenue share charges of $0.4 million for the first quarter of fiscal 2004 and $0.5 million for first quarter of fiscal 2005.

Depreciation and Amortization Expense.    Depreciation and amortization expenses relate primarily to the depreciation of our corporate headquarters and Louisville, Kentucky fulfillment center, the depreciation and amortization of the capitalized costs for our purchased and internally developed technology, including a portion of the cost related to the employees that developed such technology, hardware and software and the depreciation of improvements, furniture and equipment at our corporate headquarters and our fulfillment and customer contact centers.

Depreciation and amortization expenses increased $0.5 million for the first quarter of fiscal 2005 primarily due to additional assets to build, manage and operate our business, offset in part, by certain previously purchased assets becoming fully depreciated in fiscal 2004.

Other (Income) Expense

Other (income) expense consists of expenses related to a minority interest held by a third party in a joint venture with us and losses and gains on the disposition of assets. Interest expense consists primarily of interest expense paid in connection with a mortgage note that we have on our new corporate headquarters and interest expense on capital leases, and interest income consists primarily of interest earned on cash, cash equivalents, short-term investments and marketable securities. The following table shows other (income) expense, interest expense and interest income for the first quarter of fiscal 2004 and for the first quarter of fiscal 2005, the percentages that such amounts bear to net revenues and the period over period changes in each of other (income) expense, interest expense and interest income:

	First Qtr Fiscal 2004		First Qtr Fiscal 2005		First Qtr Fiscal 2005 vs. First Qtr Fiscal 2004
	$	%	$	%	$ Change	% Change
	(dollars in millions)
Other (income) expense	$—	—	$(0.1)	(0.1)%	$(0.1)	N/A
Interest expense	—	—	0.2	0.3%	0.2	N/A
Interest income	$(0.3)	(0.5)%	$(0.3)	(0.3)%	$—	—

The $0.1 million increase in other (income) expense in the first quarter of fiscal 2005 was primarily due to a minority interest held by a third party in a joint venture with us.

The increase in interest expense of $0.2 million for the first quarter of fiscal 2005 was due primarily to the mortgage on our new corporate headquarters.

Income Taxes

We have not had any taxable income since we entered the e-commerce business in fiscal 1999. Prior year net operating losses generated have been carried back to offset income taxes paid in prior years. The remaining net operating losses were used in part to offset fiscal 2004 taxable income with the remainder carried forward. As of April 2, 2005, we had available net operating loss carryforwards of approximately $443.0 million which expire in the years 2005 through 2024. The use of certain net operating loss carryforwards is subject to annual limitations based on ownership changes of our stock, as defined by Section 382 of the Internal Revenue Code. We expect that net operating losses of approximately $245.0 million will expire before they can be used. Any otherwise recognizable deferred tax assets have been offset by a valuation allowance for the net operating loss carryforwards.

Comparison of Fiscal 2003 and 2004

Net Revenues

We derive virtually all of our revenues from sales of products by us through our partners’ e-commerce businesses and service fees earned by us in connection with the development and operation of our partners’ e-commerce businesses. The following table shows net revenues by source for fiscal 2003 and fiscal 2004, the percentages that such revenues bear to total net revenues and the period over period changes in net revenues:

	Fiscal 2003		Fiscal 2004		Fiscal 2004 vs. Fiscal 2003
	$	%	$	%	$ Change	% Change
	(dollars in millions)
Net revenues from product sales—sporting goods	$128.4	53.1%	$165.4	49.3%	$37.0	28.8%
Net revenues from product sales—other	88.1	36.4%	109.6	32.7%	21.5	24.4%

Net revenues from product sales	216.5	89.5%	275.0	82.0%	58.5	27.0%
Service fee revenues	25.4	10.5%	60.3	18.0%	34.9	137.5%

Net revenues	$241.9	100.0%	$335.3	100.0%	$93.4	38.6%

Net Revenues from Product Sales.    Net revenues from product sales are derived from the sale of products by us through our partners’ e-commerce businesses. Net revenues from product sales are net of allowances for returns and discounts and include outbound shipping charges and other product related services such as gift wrapping and monogramming.

Net revenues from product sales increased $58.5 million in fiscal 2004. Of this increase, $37.0 million was due to an increase in sales in our sporting goods category and $21.5 million was due to an increase in sales in our other product category, which includes increased sales of consumer electronics and licensed entertainment products. The increases in the sporting goods and other categories were due to the addition of new partners in fiscal 2004, growth in sales from partners’ e-commerce businesses that were operated for part of fiscal 2003 and all of fiscal 2004 and growth in sales from partners’ e-commerce businesses that were operated for the entirety of both periods. Net revenues from product sales included shipping revenue of $23.6 million for fiscal 2003 and $34.0 million for fiscal 2004. Net revenues from product sales in the sporting goods category represented 59.3% of total net revenues from product sales in fiscal 2003 and 60.1% in fiscal 2004. Net revenues from product sales in the other category represented 40.7% of total net revenues from product sales in fiscal 2003 and 39.9% in fiscal 2004.

Service Fee Revenues.    Service fee revenues are derived from service fees earned by us in connection with the development and operation of our partners’ e-commerce businesses. Service fees primarily consist of variable fees based on the value of merchandise sold or gross profit generated through our partners e-commerce businesses. To a lesser extent, service fees include fixed periodic payments by partners for the development and operation of their e-commerce businesses and fees related to the provision of marketing, design, development and other services.

Service fee revenues increased $34.9 million in fiscal 2004 primarily due to the addition of new partners in fiscal 2004, increases in sales from partners’ e-commerce businesses that were operated for part of fiscal 2003 and all of fiscal 2004 and increases in sales from partners’ e-commerce businesses that were operated for the entirety of both periods.

Cost of Revenues

Cost of revenues consists of cost of revenues from product sales and cost of service fee revenues. Cost of revenues from product sales includes the cost of products sold and inbound freight related to those products, as well as outbound shipping and handling costs, other than those related to promotional free shipping and subsidized shipping and handling which are included in sales and marketing expense. We specifically do not record cost of service fee revenue. The cost of the sales of the merchandise on which we earn service fees are incurred by our service-fee partners because they are the owners and sellers of the merchandise. The following table shows cost of revenues for fiscal 2003 and fiscal 2004, the percentages that such costs bear to total net revenues and the period over period changes in cost of revenues:

	Fiscal 2003		Fiscal 2004		Fiscal 2004 vs. Fiscal 2003
	$	%	$	%	$ Change	% Change
	(dollars in millions)
Cost of revenues from product sales	$154.7	64.0%	$203.1	60.6%	$48.4	31.3%
Cost of revenues from service fee revenues	—	—	—	—	—	—

Cost of revenues	$154.7	64.0%	$203.1	60.6%	$48.4	31.3%

As a percentage of net revenues, cost of revenues improved from 64.0% in fiscal 2003 to 60.6% in fiscal 2004. The improvement in cost of revenues as a percentage of net revenues resulted from the increase in service fee revenues, which have no associated cost of revenues, exceeding the increase in cost of revenues from product sales. Cost of revenues from product sales as a percentage of net revenues from product sales increased from approximately 71.5% in fiscal 2003 to approximately 73.9% in fiscal 2004.

Gross Profit

Gross profit consists of gross profit from product sales and gross profit from service fees. Because we do not record cost of service fee revenues, net revenues from service fees and gross profit from service fees are the same. The following table shows gross profit for fiscal 2003 and fiscal 2004, the percentages that such gross profit bears to product sales, service fees and total net revenues and the period over period changes in gross profit:

	Fiscal 2003				Fiscal 2004				Fiscal 2004 vs. Fiscal 2003
	$	% of product sales	% of service fees	% of net revenue	$	% of product sales	% of service fees	% of net revenue	$ Change	% Change
	(dollars in millions)
Gross profit from product sales	$61.8	28.5%	—	—	$71.9	26.1%	—	—	$10.1	16.3%
Gross profit from service fees	25.4	—	100.0%	—	60.3	—	100.0%	—	34.9	137.5%

Gross profit	$87.2	—	—	36.0%	$132.2	—	—	39.4%	$45.0	51.6%

The increase in gross profit for fiscal 2004 was due to a $34.9 million increase in service fee revenues and a $10.1 million increase in gross profit from product sales. The increase in gross profit as a percentage of net revenues in fiscal 2004 was due to the growth in service fees exceeding the decline in gross profit from product sales as a percentage of product sales. Gross profit from product sales represented 70.9% of total gross profit in fiscal 2003 and 54.4% in fiscal 2004. Gross profit from service fee revenues represented 29.1% of total gross profit in fiscal 2003 and 45.6% in fiscal 2004. The gross profit on product sales decreased from 28.5% in fiscal 2003 to 26.1% in fiscal 2004 due primarily to a shift in sales to consumer electronics from sporting goods.

Operating Expenses

Operating expenses primarily consist of sales and marketing expenses, product development expenses, general and administrative expenses, stock-based compensation expense and depreciation and amortization expenses. The following table shows operating expenses for fiscal 2003 and fiscal 2004, the percentages that such expenses bear to net revenues and the period over period changes in operating expenses:

	Fiscal 2003		Fiscal 2004		Fiscal 2004 vs. Fiscal 2003
	$	%	$	%	$ Change	% Change
	(dollars in millions)
Sales and marketing expenses	$59.6	24.6%	$78.9	23.5%	$19.3	32.4%
Product development expenses	14.1	5.8%	20.2	6.0%	6.1	42.9%
General and administrative expenses	13.3	5.5%	18.2	5.4%	4.9	37.0%
Restructuring costs related to Ashford.com	0.1	—	—	—	(0.1)	NM
Stock based compensation expense	1.9	0.8%	3.6	1.1%	1.7	86.0%
Depreciation and amortization expenses	11.4	4.7%	10.9	3.3%	(0.4)	(3.9)%

Total operating expenses	$100.4	41.5%	$131.9	39.3%	$31.4	31.3%

Sales and Marketing Expenses.    Sales and marketing expenses include fulfillment costs, customer service costs, credit card fees, net partner revenue share charges, net advertising and promotional expenses incurred by us on behalf of our partners’ e-commerce businesses and payroll related to the buying, business management and marketing functions of our company. Net partner revenue share charges are royalty payments made to our partners in exchange for the use of their brands, the promotion of our partners’ URLs, Web sites and toll-free telephone numbers in their marketing and communications materials, the implementation of programs to provide incentives to customers to shop through the e-commerce businesses that we operate for our partners and other programs and services provided to the customers of the e-commerce businesses that we operate for our partners, net of amounts reimbursed to us by our partners. Net advertising and promotional expenses include promotional free shipping and subsidized shipping and handling costs and are net of amounts reimbursed to us by our partners.

Sales and marketing expenses increased $19.3 million in fiscal 2004 compared to fiscal 2003 primarily due to a $7.9 million increase in payroll and related costs principally in our customer service and fulfillment operations, a $2.0 million increase in subsidized shipping and handling costs, a $4.4 million increase in credit card fees, a $2.0 million increase in professional fees consisting principally of temporary labor, a $2.6 million increase in online marketing expenses and approximately $0.4 million increase in other administrative costs. The increases in these costs were principally caused by higher sales volumes in fiscal 2004.

Product Development Expenses.    Product development expenses consist primarily of expenses associated with planning, maintaining and operating our partners’ e-commerce businesses and payroll and related expenses for engineering, production, creative and management information systems.

Product development expenses increased $6.1 million in fiscal 2004 as compared to fiscal 2003 primarily due to a $3.1 million increase in personnel and related costs, a $2.1 million increase in costs related to our use of temporary technical professionals, a $0.6 million increase in communication costs due to the increased number of e-commerce businesses that we operated and maintained and $0.3 million in other product development costs. The increases in these costs were necessary to support new partner launches, deliver enhanced functionality for our partners’ e-commerce businesses and continue to improve the capacity, stability and security of our e-commerce platform.

General and Administrative Expenses.    General and administrative expenses consist primarily of payroll and related expenses for executive, finance, human resources, legal, business development, corporate development and administrative personnel, as well as bad debt expense and occupancy costs for our headquarters and other offices.

General and administrative expenses increased $4.9 million in fiscal 2004 compared to fiscal 2003 primarily due to a $2.3 million increase in auditing, accounting, tax, legal and other professional fees, including fees related to our compliance with Section 404 of the Sarbanes Oxley Act, a $2.0 million increase in personnel and related costs incurred to support the growth of our business, and a $0.7 million increase in other general and administrative expenses.

Stock-Based Compensation Expense.    Stock-based compensation expense consists of the amortization of deferred compensation expense for options granted to employees and certain non-employees, including options subject to variable accounting (the expense for which may fluctuate from period to period), the value of options or warrants granted to certain partners and investors and amortization of deferred partner revenue share charges. Deferred partner revenue share charges, which are included in other assets, relate to a partner’s exercise of a right to receive shares of our common stock in lieu of future cash revenue share payments.

Stock-based compensation expense increased $1.7 million primarily due to a $1.3 million increase in the amortization of deferred compensation expense relating to options subject to variable accounting as well as a $0.4 million increase in deferred partner revenue share charges resulting from higher product sales from the partner’s e-commerce business. As of the end of fiscal 2004, we had an aggregate of $1.3 million of deferred stock-based compensation remaining to be amortized. We had stock-based compensation expense related to the amortization of deferred partner revenue share charges of $1.4 million for fiscal 2003 and $1.8 million for fiscal 2004.

Depreciation and Amortization Expenses.    Depreciation and amortization expenses relate primarily to the depreciation of our current and former corporate headquarters buildings and our Louisville, Kentucky fulfillment center, the depreciation and amortization of the capitalized costs for our purchased hardware and software and internally developed software (including a portion of the cost related to the employees that developed our internally developed software) and the depreciation of improvements, furniture and equipment at our current and former corporate headquarters, our fulfillment centers in Louisville, Kentucky and Shepherdsville, Kentucky and our customer service center in Melbourne, Florida.

Depreciation and amortization expenses decreased approximately $0.4 million primarily due to the acquisition of certain longer-lived property and equipment and certain shorter-lived property and equipment becoming fully depreciated.

Other (Income) Expense

Other (income) expense consists of expenses related to a minority interest held by a third party in a joint venture with us and losses and gains on the disposition of assets. Interest expense consists primarily of interest expense paid in connection with a mortgage note that we have on our new corporate headquarters and interest expense on capital leases, and interest income consists primarily of interest earned on cash, cash equivalents, short-term investments and marketable securities. The following table shows other (income) expense, interest expense and interest income for fiscal 2003 and fiscal 2004, the percentages that such amounts bear to net revenues and the period over period changes in each of other (income) expense, interest expense and interest income:

	Fiscal 2003		Fiscal 2004		Fiscal 2004 vs. Fiscal 2003
	$	%	$	%	$ Change	% Change
	(dollars in millions)
Other (income) expense	$—	—	$0.6	0.2%	$0.6	N/A
Interest expense	—	—	0.5	0.2	0.5	N/A
Interest income	$(1.2)	-0.5%	$(1.2)	-0.3%	$—	(1.3)%

The $0.6 million increase in other (income) expense in fiscal 2004 was primarily due to expenses of $0.4 million related to a minority interest held by a third party in a joint venture with us and a loss of $0.2 million on the disposition of assets in fiscal 2004.

The increase in interest expense of $0.5 million was due primarily to the mortgage on our new corporate headquarters.

Income Taxes

We have not had any taxable income since we entered the e-commerce business in fiscal 1999. Prior year net operating losses generated have been carried back to offset income taxes paid in prior years. The remaining net operating losses were used in part to offset fiscal 2004 taxable income with the remainder carried forward. As of the end of fiscal 2004, we had available net operating loss carryforwards of approximately $442.8 million which expire in the years 2005 through 2024. The use of certain net operating loss carryforwards is subject to annual limitations based on ownership changes of our stock, as defined by Section 382 of the Internal Revenue Code. Any otherwise recognizable deferred tax assets have been offset by a valuation allowance for the net operating loss carryforwards.

Comparison of Fiscal 2002 and 2003

Net Revenues

The following table shows net revenues by source for fiscal 2002 and fiscal 2003, the percentages that such revenues bear to total net revenues and the period over period changes in net revenues:

	Fiscal 2002		Fiscal 2003		Fiscal 2003 vs. Fiscal 2002
	$	%	$	%	$ Change	% Change
	(dollars in millions)
Net revenues from product sales—sporting goods	$96.7	56.0%	$128.4	53.1%	$31.7	32.8%
Net revenues from product sales—Ashford.com	21.6	12.5%	1.0	0.4%	(20.6)	(95.4)%
Net revenues from product sales—other	36.5	21.2%	87.1	36.0%	50.6	138.3%

Net revenues from product sales	154.8	89.7%	216.5	89.5%	61.7	39.8%
Service fee revenues	17.8	10.3%	25.4	10.5%	7.6	42.6%

Net revenues	$172.6	100.0%	$241.9	100.0%	$69.3	40.1%

Net Revenues from Product Sales.    In fiscal 2002 and fiscal 2003, net revenues from product sales included the revenues of Ashford.com, Inc. from March 14, 2002, the date our acquisition of Ashford.com was completed.

Net revenues from product sales increased $61.7 million. Of this increase, $31.7 million was due to an increase in sales in the sporting goods category and $50.6 million was due to an increase in sales in our other product category, which includes consumer electronics, general merchandise and licensed entertainment products, offset, in part, by a $20.6 million decrease in sales from our Ashford.com operations which we ceased during fiscal 2002 and sold off remnant inventory in fiscal 2003. The increases in the sporting goods and other categories were due to the addition of new partners in fiscal 2003, increases in sales from partners’ e-commerce businesses that were operated for part of fiscal 2002 and all of fiscal 2003 and increases in sales from partners’ e-commerce businesses that were operated for the entirety of both periods. Net revenues from product sales included shipping revenue of $15.3 million for fiscal 2002 and $23.6 million for fiscal 2003.

Service Fee Revenues.    Service fee revenues increased $7.6 million primarily due to a $9.1 million increase in fixed and variable service fees from partners for which we provided services. This increase was due primarily to the launch of new fee-based partners in the second half of fiscal 2003, offset, in part, by a $1.5 million decrease related to fixed service fees earned from services completed in fiscal 2002.

Cost of Revenues

The following table shows cost of revenues for fiscal 2002 and fiscal 2003, the percentages that such costs bear to total net revenues and the period over period changes in cost of revenues:

	Fiscal 2002		Fiscal 2003		Fiscal 2003 vs. Fiscal 2002
	$	%	$	%	$ Change	% Change
	(dollars in millions)
Cost of revenues from product sales	$114.3	66.2%	$154.7	64.0%	$40.5	35.4%
Cost of revenues from service fee revenues	—	—	—	—	—	—

Cost of revenues	$114.3	66.2%	$154.7	64.0%	$40.5	35.4%

As a percentage of net revenues, cost of revenues from product sales was 66.2% for fiscal 2002 and 64.0% for fiscal 2003. This decrease was due primarily to lower product costs in the sporting goods category in fiscal 2003, a $1.2 million charge in fiscal 2002 for inventory write downs as a result of the Ashford.com restructuring and the closure of our Kentucky retail store and lower margins associated with a $2.5 million bulk sale which occurred in fiscal 2002, offset, in part, by sales in the consumer electronics category, which have lower margins and which increased as a percentage of total product sales in fiscal 2003 compared to fiscal 2002.

Gross Profit

The following table shows gross profit for fiscal 2002 and fiscal 2003, the percentages that such gross profit bears to product sales, service fees and total net revenues and the period over period changes in gross profit:

	Fiscal 2002				Fiscal 2003				Fiscal 2003 vs. Fiscal 2002
	$	% of product sales	% of service fees	% of net revenue	$	% of product sales	% of service fees	% of net revenue	$ Change	% Change
	(dollars in millions)
Gross profit from product sales	$40.6	26.2%	—	—	$61.8	28.5%	—	—	$21.2	52.3%
Gross profit from service fees	17.8	—	100.0%	—	25.4	—	100.0%	—	7.6	42.6%

Gross profit	$58.4	—	—	33.8%	$87.2	—	—	36.0%	$28.8	49.3%

The increase in gross profit for fiscal 2003 was due primarily to a $61.8 million increase in net revenues from product sales in fiscal 2003. The increase in gross profit percentage for fiscal 2003 was due primarily to higher margins on sales in the sporting goods category in fiscal 2003, the increase in service fee revenues in fiscal 2003, inventory write downs in fiscal 2002 related to the Ashford.com restructuring and the closure of our Kentucky retail store and lower margins associated with a bulk sale in fiscal 2002, offset, in part, by increased sales in the lower-margin consumer electronics category in fiscal 2003. Gross profit from product sales represented 69.5% of total gross profit in 2002 and 70.9% in fiscal 2003. Gross profit from service fee revenue represented 30.5% of total gross profit in fiscal 2002 and 29.1% in fiscal 2003.

Operating Expenses

The following table shows operating expenses for fiscal 2002 and fiscal 2003, the percentages that such expenses bear to net revenues and the period over period changes in operating expenses:

	Fiscal 2002		Fiscal 2003		Fiscal 2003 vs. Fiscal 2002
	$	%	$	%	$ Change	% Change
	(dollars in millions)
Sales and marketing expenses	$51.0	29.5%	$59.6	24.6%	$8.6	17.0%
Product development expenses	11.8	6.9%	14.1	5.8%	2.3	19.4%
General and administrative expenses	14.9	8.6%	13.3	5.5%	(1.6)	(10.5)%
Restructuring costs related to Ashford.com	1.7	1.0%	0.1	—	(1.6)	(95.5)%
Net Loss on Sale of Ashford.com Assets	2.6	1.5%	—	—	(2.6)	NM
Stock based compensation expense	0.4	0.2%	1.9	0.8%	1.5	382.5%
Depreciation and amortization expenses	10.5	6.1%	11.4	4.7%	0.9	8.3%

Total operating expenses	$92.8	53.8%	$100.4	41.5%	$7.6	8.2%

Sales and Marketing Expenses.    Sales and marketing expenses increased $8.6 million primarily due to a $4.8 million increase in partner revenue share charges, a $3.1 million increase in personnel and related costs attributable to our fulfillment operations, which was primarily due to increased processing volume in our fulfillment center, and a $2.0 million increase in credit card fees, offset, in part, by a $1.4 million decrease in subsidized shipping and handling costs. The increases in partner revenue share charges and credit card fees were due principally to increased sales volume in fiscal 2003.

Product Development Expenses.    Product development expenses increased $2.3 million primarily due to a $2.7 million increase in personnel and related costs and a $0.3 million increase in costs related to our use of temporary technical professionals, offset, in part, by a $0.3 million decrease in communication and bandwidth costs, a $0.2 million decrease related to the closing of our West Coast technology services office in the second quarter of fiscal 2002 and a $0.2 million decrease in equipment and software maintenance costs.

General and Administrative Expenses.    General and administrative expenses decreased $1.6 million primarily due to a $2.4 million decrease in bad debt expense and chargebacks related to lower direct response television sales for fiscal 2003 which have a higher bad debt rate, a lower bad debt rate for sales through our partners’ e-commerce businesses and a $0.4 million decrease in non-income taxes related primarily to Ashford.com, offset, in part, by a $1.3 million increase in personnel and related costs. The lower bad debt rate for sales through our partners’ e-commerce businesses was the result of order processing tools and credit card fraud verification initiatives that we implemented during fiscal 2003.

Restructuring Costs Related to Ashford.com.    Restructuring costs related to Ashford.com consist of charges attributable to the cessation of the operations of Ashford.com, including termination benefits, contractual obligations, asset impairments and other restructuring costs.

In conjunction with the sale of certain assets of Ashford.com, we also announced and implemented our plan to cease the operations of Ashford.com, which accounted for approximately $21.6 million of our net revenues in fiscal 2002 and $1.0 million of our net revenues in fiscal 2003. This plan involved the liquidation of Ashford.com’s remaining inventory, the closure of its Houston, Texas fulfillment center and offices and the termination of 71 employees. This plan was substantially completed in January 2003. As of the end of fiscal 2003, 71 employees had been terminated and actual termination benefits paid were $0.4 million.

Costs related to ongoing operations were not included in restructuring costs related to Ashford.com. In accordance with Emerging Issues Task Force, or EITF, Issue No. 96-9, “Classification of Inventory Markdowns

and Other Costs Associated with a Restructuring,” all inventory adjustments that resulted from the cessation of operations of Ashford.com were included in cost of revenues from product sales and were recorded in December 2002. As of the end of fiscal 2002, inventory write downs resulting from the restructuring totaled $1.2 million. No additional inventory write downs from the restructuring were recorded during fiscal 2003.

For fiscal 2002 and fiscal 2003, restructuring costs related to Ashford.com were as follows:

	Fiscal 2002	Fiscal 2003
	(in millions)
Termination benefits	$0.4	$—
Contractual obligations	0.4	0.1
Asset impairments	0.8	—
Other restructuring costs	0.1	—

	$1.7	$0.1

Termination benefits were comprised of severance-related payments for employees terminated in connection with the Ashford.com restructuring. The contractual obligations related to agreements entered into by Ashford.com prior to the sale of assets to Odimo Acquisition Corp. Asset impairments related to the closure of Ashford.com’s fulfillment center and offices. For assets held for disposal as of the end of fiscal 2002, we estimated the fair value based on expected salvage value less costs to sell, and the carrying amount of these assets held for disposal was not significant. Other restructuring costs included expenses which were directly attributable to the cessation of operations of Ashford.com.

Net Loss on Sale of Ashford.com Assets.    We had a net loss on the sale of assets related to Ashford.com of $2.6 million for fiscal 2002. We had acquired these assets in March 2002. This net loss was due to a loss of $2.9 million on the sale in December 2002 of certain assets of Ashford.com to Odimo Acquisition Corp., offset, in part, by a gain of $0.4 million on the sale in August 2002 of certain assets of a division of Ashford Corporate Gifts, Inc., a subsidiary of Ashford.com. We received $1.2 million in cash proceeds from the sale of this division.

Stock-Based Compensation Expense.    Stock-based compensation expense increased $1.5 million primarily due to an increase of $1.4 million in charges related to options subject to variable accounting and an increase of $0.5 million related to the amortization of deferred partner revenue share charges, offset, in part, by a decrease of $0.3 million in charges related to the issuance of options granted during fiscal 2000 and fiscal 2001 with exercise prices below the then-current market prices of the underlying stock and a decrease of $0.1 million in charges related to the net exercise of warrants during fiscal 2002. As of the end of fiscal 2003, we had an aggregate of $1.2 million of deferred stock-based compensation remaining to be amortized. We had stock-based compensation expense related to the amortization of deferred partner revenue share charges of $0.9 million for fiscal 2002 and $1.4 million for fiscal 2003.

Depreciation and Amortization Expenses.    Depreciation and amortization expenses increased $0.9 million primarily due to additional assets to build, manage and operate our business, offset, in part, by an impairment charge of $0.6 million in fiscal 2002. The impairment charge related to the disposal of furniture and computer hardware and software during the fourth quarter of fiscal 2002. We determined that these long-lived assets were no longer being used in our continuing operations and that, therefore, the carrying amounts of these assets were not recoverable.

Other (Income) Expense

Interest income consists primarily of interest earned on cash, cash equivalents, short-term investments and marketable securities, and interest expense consists primarily of interest expense paid in connection with a mortgage note that we previously had on our corporate headquarters and interest expense on capital leases. The following table shows interest expense and interest income for fiscal 2002 and fiscal 2003, the percentages that such amounts bear to net revenues and the period over period changes in each of interest expense and interest income:

	Fiscal 2002		Fiscal 2003		Fiscal 2003 vs. Fiscal 2002
	$	%	$	%	$ Change	% Change
	(dollars in millions)
Interest income	$(1.4)	(0.8)%	$(1.2)	(0.5)%	$0.2	(14.5)%
Interest expense	$0.7	0.4%	$—	—	$(0.7)	(100.0)%

The decrease in interest income of $0.2 million was due to lower interest rates and lower average balances of cash, cash equivalents, short-term investments and marketable securities during fiscal 2003 compared to fiscal 2002.

The decrease in interest expense of $0.7 million was due primarily to the early retirement of a mortgage note on our corporate headquarters in November 2002. We had no debt during fiscal 2003.

Seasonality

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns will cause quarterly fluctuations in our operating results. In particular, our fourth fiscal quarter has accounted for and is expected to continue to account for a disproportionate percentage of our total annual revenues. We believe that results of operations for a quarterly period may not be indicative of the results for any other quarter or for the full year. For additional information, see Note 20 to our audited consolidated financial statements included in this prospectus.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash, cash equivalents, short-term investments and marketable securities. Our cash, cash equivalents, short-term investments and marketable securities balances were $69.5 million as of the end of fiscal 2003, $75.4 million as of the end of fiscal 2004 and $43.2 million as of the end of the first quarter of fiscal 2005.

Since our entry into the e-commerce business in 1999, we have primarily funded our operations with approximately $176.3 million in cash raised in equity financings. We also received an aggregate of $23.5 million in proceeds from the sales of our discontinued operations in fiscal 1999 and fiscal 2000 and $35.7 million in cash from the acquisition of Fogdog, Inc. in fiscal 2000. We used a portion of the cash from these transactions in connection with the exit from our discontinued operations and the balance for the working capital needs, to fund operating losses incurred prior to fiscal 2004 and for the general business purposes of our e-commerce business. We also used $7.1 million in cash in connection with our acquisition of Ashford.com, Inc. in March 2002 and received $1.0 million in cash and a secured note in the principal amount of $4.5 million in connection with our sale of certain assets of Ashford in December 2002 and March 2003. This note was repaid in full in August, 2004.

We have incurred substantial costs to develop our e-commerce platform and to recruit, train and compensate personnel for our creative, engineering, business development, marketing, merchandising, customer service, management information systems and administrative departments. During fiscal 2002, we spent approximately

$8.8 million in cash to purchase our previously-leased fulfillment center in Louisville, Kentucky and approximately $12.2 million on upgrades to our technology infrastructure, including upgrades to our server, storage and telecommunications hardware, as well as on technical enhancements to our existing software and on new software solutions, including for customer service, marketing, financial management, merchandise planning, fraud detection and enhanced search functionality. In addition, during fiscal 2002, we spent $1.7 million on the installation of a second, fully redundant data center to increase both our system capacity as well as our system reliability, $4.0 million on the expansion of our Louisville, Kentucky fulfillment center to increase capacity and $1.2 million to acquire certain assets of and enhance a 500-seat customer service center in Melbourne, Florida to expand our customer service capabilities. During fiscal 2003, we spent approximately $5.8 million on continued upgrades to our technology infrastructure and $1.3 million on warehouse equipment for our Louisville, Kentucky fulfillment center. During fiscal 2004, we spent approximately $21.1 million on the purchase and improvement to our new corporate headquarters in King of Prussia, Pennsylvania. Of this amount, we financed $13.0 million, secured through a ten year mortgage on the new corporate headquarters building. In addition, during fiscal 2004, we incurred $6.7 million in capital expenditures to continue to improve our technology infrastructure and open our second fulfillment center located in Shepherdsville, Kentucky.

During the first quarter of fiscal 2005, we spent approximately $2.7 million on continued upgrades to our technology infrastructure. During fiscal 2005, we expect to continue to further improve our technology infrastructure and our fulfillment and customer service operations.

We had working capital of $35.3 million as of the end of fiscal 2003, $29.7 million as of the end of fiscal 2004 and $26.1 million as of the end of the first quarter of fiscal 2005, and an accumulated deficit of $177.6 million as of the end of fiscal 2003, $177.3 million as of the end of fiscal 2004 and $178.9 million as of the end of the first quarter of fiscal 2005.

We used approximately $27.0 million in net cash for operating activities during the first quarter of fiscal 2005. Our principal sources of operating cash during the first quarter of fiscal 2005 were payments received from customers and fee-based partners, which generally approximate our net revenues from product sales and our service fee revenues, respectively. Our principal uses of operating cash during the first quarter of fiscal 2005 were cash paid to product suppliers, which generally approximates our cost of revenues from product sales, employee compensation and partner revenue share payments. Changes in our operating assets and liabilities during the first quarter of fiscal 2005 resulted in a net cash outflow of $28.2 million. The most significant changes were a decrease in accounts payable, accrued expenses and other, offset, in part, by an increase in accounts receivable compared to the end of fiscal 2004. The decrease in accounts payable, accrued expenses and other was due primarily to a decrease in trade accounts payable due primarily to lower inventory levels at the end of the first quarter of fiscal 2005 and a decrease in amounts owed to partners, which were related to increased sales volume in the fourth quarter of fiscal 2004. Our investing activities during the first quarter of fiscal 2005 consisted primarily of the purchase of $9.2 million and sale of $32.0 million of marketable securities. During the first quarter of fiscal 2005, we also incurred capital expenditures of $5.3 million. Our financing activities during the first quarter of fiscal 2005 consisted of the receipt of $1.2 million in gross proceeds from exercises of common stock options.

We used approximately $16.0 million in net cash for operating activities during the first quarter of fiscal 2004. Our principal sources of operating cash during the first quarter of fiscal 2004 were payments received from customers and fee-based partners, which generally approximate our net revenues from product sales and our service fee revenues, respectively. Our principal uses of operating cash during the first quarter of fiscal 2004 were cash paid to product suppliers, which generally approximates our cost of revenues from product sales, employee compensation and partner revenue share payments. Changes in our operating assets and liabilities during the first quarter of fiscal 2004 resulted in a net cash outflow of $15.2 million. The most significant changes were a decrease in accounts payable, accrued expenses and other and an increase in accounts receivable compared to the end of fiscal 2003. The decrease in accounts payable, accrued expenses and other was due primarily to a decrease in trade accounts payable due primarily to lower inventory levels at the end of the first quarter of fiscal 2004 and a decrease in amounts owed to partners, which were related to increased sales volume in the fourth quarter of fiscal 2003. The increase in accounts receivable was due primarily to decreases in our accounts receivable reserves. Our investing activities during the first quarter of fiscal 2004 consisted primarily of the purchase of $8.7 million and sale of $8.5 million of marketable securities. During the first quarter of fiscal 2004, we also incurred capital expenditures of $2.4 million. Our financing activities during the first quarter of fiscal 2004 consisted of the receipt of $0.9 million in gross proceeds from exercises of common stock options.

Operating activities provided net cash of approximately $23.8 million during fiscal 2004. Our principal sources of operating cash during fiscal 2004 were payments received from customers and fee-based partners, which generally approximate our net revenues from product sales and our service fee revenues, respectively. Our principal uses of operating cash during fiscal 2004 were cash paid to product suppliers, which generally approximates our cost of revenues from product sales, employee compensation and partner revenue share payments. Changes in our operating assets and liabilities during fiscal 2004 resulted in a net cash inflow of $8.8 million. The most significant changes were an increase in accounts payable, accrued expenses and other, offset, in part, by an increase in inventory and accounts receivable compared to fiscal 2003. The increase in accounts payable, accrued expenses and other was due primarily to an increase in partner revenue share payments at the end of fiscal 2004, which was related to increased sales volume in fiscal 2004, higher payroll and related accruals at the end of fiscal 2004 compared to fiscal 2003 and an increase in trade accounts payable due primarily to higher inventory levels at the end of fiscal 2004. The increase in inventory was primarily to prepare for new consumer electronics product launches and to support the growth of our sporting goods business. The increase in accounts receivable was primarily due to higher partner receivables and increased term sales activity including our business-to-business channels. Our investing activities during fiscal 2004 consisted primarily of capital expenditures of $37.4 million. During fiscal 2004, we also purchased $64.1 million and sold $39.3 million of marketable securities and received $3.2 million of payments on notes receivable. Our financing activities during fiscal 2004 consisted primarily of the $13.0 million of proceeds from the mortgage note on our new corporate headquarters building and receipt of $5.1 million in gross proceeds from exercises of common stock options and warrants. During fiscal 2004, we also repaid $1.6 million of capital lease obligations and $0.1 million on the mortgage note.

Operating activities during fiscal 2003 were breakeven on a net cash basis. Our principal sources of operating cash during fiscal 2003 were payments received from customers and fee-based partners, which generally approximate our net revenues from product sales and our service fee revenues, respectively. Our principal uses of operating cash during fiscal 2003 were cash paid to product suppliers, which generally approximates our cost of revenues from product sales, employee compensation and partner revenue share payments. Changes in our operating assets and liabilities during fiscal 2003 resulted in a net cash outflow of $1.1 million. The most significant changes were a decrease in accounts payable, accrued expenses and other, offset, in part, by a decrease in inventory compared to fiscal 2002. The decrease in accounts payable, accrued expenses and other was due primarily to lower payroll and related accruals at the end of fiscal 2003 compared to fiscal 2002, a decrease in accruals related to the operations of Ashford.com and a decrease in trade accounts payable due primarily to lower inventory levels at the end of fiscal 2003, offset, in part, by an increase in partner revenue share payments at the end of fiscal 2003, which was related to increased sales volume in fiscal 2003. The decrease in inventory was due primarily to an improvement in inventory turns from approximately 5.0 in fiscal 2002 to 6.5 in fiscal 2003 and the liquidation of the remaining inventory of Ashford.com. Our investing activities during fiscal 2003 consisted primarily of capital expenditures of $7.5 million. During fiscal 2003, we also purchased $60.4 million and sold $59.8 million of marketable securities, received $2.3 million in gross proceeds from sales of short-term investments and received $0.9 million in principal payments on a note receivable. Our financing activities during fiscal 2003 consisted primarily of the receipt of $1.1 million in gross proceeds from exercises of common stock options and warrants. During fiscal 2003, we also received $0.3 million in gross proceeds from the sale of common stock through our Employee Stock Purchase Plan and repaid $0.1 million of capital lease obligations.

Operating activities provided net cash of approximately $9.6 million during fiscal 2002. Our principal sources of operating cash during fiscal 2002 were payments received from customers and fee-based partners. Changes in our operating assets and liabilities during fiscal 2002 resulted in a net cash inflow of $29.1 million.

The most significant changes were increases in accounts payable, accrued expenses and other and deferred revenue as well as a decrease in accounts receivable and the change in inventory compared to fiscal 2001. The increase in accounts payable, accrued expenses and other was due primarily to increases in trade accounts payable, marketing and shipping expense accruals and amounts owed to partners, which were related to increased sales volume in fiscal 2002. The increase in deferred revenue was due primarily to an increase in service fees paid to us in advance by certain partners. The decrease in accounts receivable was due primarily to a net decrease in the receivable related to bulk sales to one entity during fiscal 2001 and fiscal 2002 and increases in our accounts receivable reserves. Inventory at the end of fiscal 2002 was $6.5 million higher than at the end of fiscal 2001. This increase was driven largely by an increase in inventory related to the consumer electronics category. The change in inventory for fiscal 2002 was a source of operating cash as the $12.0 million of inventory acquired from Ashford.com was sold through our e-commerce platform during fiscal 2002. Our principal uses of operating cash during fiscal 2002 were cash paid to product suppliers and employee compensation. During fiscal 2002, we incurred capital expenditures of $29.0 million, purchased $81.4 million and sold $94.2 million of marketable securities, paid $8.9 million for the acquisition of Ashford.com including acquisition costs and received $2.2 million in gross proceeds from the sale of Ashford.com assets. During fiscal 2002, we prepaid $5.2 million of a mortgage note on our corporate headquarters and we retired for $3.1 million a revolving credit facility that had been maintained by Ashford.com prior to our acquisition of Ashford.com. Also during fiscal 2002, our board of directors authorized, subject to certain business and market conditions, the purchase of up to $10.0 million of our common stock. Under this program we repurchased 73,000 shares of our common stock for an aggregate purchase price of $0.4 million.

We had the following contractual obligations as of the end of fiscal 2004:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$10,387	$2,175	$3,616	$3,168	$1,428
Purchase obligations(1)	42,384	42,384	—	—	—
Advertising and media agreements	130	130	—	—	—
Partner revenue share payments	37,050	7,450	11,700	13,000	4,900
Accrued Interest Expense	72	72	—	—	—
Long-term debt obligations	12,945	142	313	354	12,136
Capital lease obligations	1,725	912	813	—	—

Total contractual obligations	$104,693	$53,265	$16,442	$16,522	$18,464

(1)	Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable pricing provisions and the approximate timing of the transactions. These obligations relate primarily to commitments to purchase inventory.

We had a profit of $0.3 million in fiscal 2004. During fiscal 2004, we sustained the cash requirements of our operations through our current cash, cash equivalents, short-term investments and marketable securities.

Prior to fiscal 2004, we financed our e-commerce operations primarily from the sale of equity securities. While we had net income of $0.3 million for fiscal 2004, we did not realize net income for the full years of fiscal 2001, fiscal 2002 or fiscal 2003. In order to fund our anticipated operating expenses and realize net income, our revenues must continue to increase significantly.

Assuming no exercise of any over-allotment options, we expect to raise net proceeds of $72.8 million from this offering and the concurrent offering of shares of our common stock. If we are unable to complete these offerings as contemplated, or if we raise fewer net proceeds than we anticipate, or if cash flows from operating activities are insufficient to fund our operations, then we may need to raise additional funds in future periods through public or private debt or equity financings or other arrangements to fund our operations. Failure to raise future capital when needed could seriously harm our business and operating results. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current stockholders would be reduced to the extent they did not participate in that financing. Furthermore, these equity securities might have rights, preferences or privileges senior to our common stock.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

We have identified the following as critical accounting polices, which are defined as those that are reflective of significant judgments and uncertainties, are the most pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions and conditions.

Revenue Recognition

We recognize revenues from product sales or services provided when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

We recognize revenue from product sales, net of estimated returns based on historical experience and current trends, upon shipment of products to customers. We ship the majority of products from our fulfillment centers in Louisville and Shepherdsville Kentucky. In fiscal 2002, we also shipped products from Ashford.com’s jewelry and luxury goods fulfillment center that we formerly maintained in Houston, Texas. We also rely upon certain vendors to ship products directly to customers on our behalf. We act as principal in these transactions, as orders are initiated directly through the e-commerce businesses that we operate, we take title to the goods at the shipping point and have the economic risk related to collection, customer service and returns.

We consider the criteria presented in EITF, No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” in determining the appropriate revenue recognition treatment. Generally, when we are the primary obligor in a transaction, have general inventory risk, have established the selling price, have discretion in supplier selection, have physical loss inventory risk after order placement or during shipping and have credit risk, or have several but not all of these indicators, we record revenue gross as a principal.

We pay a percentage of the revenues generated from the sale of products through the e-commerce businesses that we operate to our respective partners in exchange for the rights to use their brand names and the promotions and advertising that our partners agree to provide. We refer to these royalty payments as partner revenue share charges. We have considered the revenue reduction provisions addressed in EITF No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products,” which was codified in EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” and believe that the payment of partner revenue share charges, or the issuance of warrants or stock in lieu of cash partner revenue share charges, to our partners should not result in any reduction of revenues. EITF No. 00-25 addresses consideration paid to parties along a distribution chain. We purchase merchandise from our vendors, at our discretion, and we are responsible for paying those vendors. The amounts purchased and the prices paid to our vendors are not impacted by the revenue share provisions of our agreements with our partners. Accordingly, our partners and our vendors are not linked in the distribution chain and we believe that the provisions of EITF No. 00-25 do not apply.

We recognize revenue from services provided as the services are rendered. If we receive payments for services in advance, these amounts are deferred and then recognized over the service period.

Deferred revenue consists primarily of fees paid to us in advance as of the respective balance sheet date under an agreement to manage certain aspects of a partner’s overall e-commerce business, including fulfillment, technology and customer service. Deferred revenue also consists of amounts received from the sale of gift certificates redeemable through our partners’ e-commerce businesses.

Accounting for Inventory

Inventory, primarily consisting of sporting goods, athletic equipment, footwear, apparel and consumer electronics, is valued at the lower of cost (determined using the weighted average method) or market. Inherent in this valuation are significant management judgments and estimates, including among others, assessments concerning obsolescence and shrinkage rates. Based upon these judgments and estimates, which are applied consistently from period to period, we record valuation allowances to adjust the carrying amount of our inventory. We record a charge for obsolescence based upon, among other factors, the amount of inventory which has an aging of greater than one year and the anticipated mark-downs required to sell the inventory in the normal course of business. We record a charge for inventory shrinkage for damages and other losses based on rates experienced in our fulfillment centers.

Accounting for Long-Lived Assets

The ability to realize long-lived assets is evaluated periodically, but no less than annually, as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact on the existing business. The analyses necessarily involve significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Accounting for Stock-Based Compensation

We account for stock options granted to employees under our incentive and non-incentive stock option plans using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation expense for stock options issued to employees is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock.

We account for stock options and warrants issued to non-employees using the fair value method prescribed in SFAS No. 123, “Accounting for Stock-Based Compensation,” and in accordance with the provisions of EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and EITF No. 00-18, “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees.” Accordingly, compensation expense for stock options and warrants issued to non-employees is measured using a Black-Scholes multiple option pricing model that takes into account significant assumptions as to the expected life of the option or warrant, the expected volatility of our common stock and the risk-free interest rate over the expected life of the option or warrant.

We also record stock-based compensation as deferred partner revenue share charges are amortized. These deferred partner revenue share charges, which are included in other assets, have resulted from the exercise of a right to receive 1,600,000 shares of our common stock in lieu of future cash revenue share payments, and were $11.8 million as of the end of fiscal 2003 and $10.1 million as of the end of fiscal 2004. The deferred partner revenue share charges are amortized as the revenue share expense is incurred based on actual revenues recognized in a given period and the imputed partner revenue share percentage, which is based on the value of our common stock that was issued upon exercise of the right.

In December 2004, the Financial Accounting Standards Board, or FASB, issued Financial Accounting Standards Board Statement No. 123R “Share-Based Payment”, or FAS 123R, which replaces Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation,” or FAS 123, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Companies must adopt FAS 123R no later than the beginning of their next fiscal year that begins after June 15, 2005. In addition, FAS 123R will cause unrecognized expense (based on the amounts in our pro forma footnote disclosure) related to options vesting after the date of initial adoption to be recognized as a charge to results of operations over the remaining vesting period. We are required to adopt FAS 123R in our first quarter of fiscal 2006, beginning January 1, 2006. Under FAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. We have preliminarily decided to use the prospective method for transition as of the effective date of FAS 123R. The prospective method requires that compensation expense be recorded for all unvested stock options and share awards at the beginning of the first quarter of adoption of FAS 123R. We are continuing to evaluate the requirements of FAS 123R and we expect that the adoption of FAS 123R will have a material impact on our consolidated results of operations and earnings per share. In light of our anticipated adoption of FAS 123R, we and our compensation committee are reevaluating our current incentive compensation strategies. See Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus and Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for an analysis of the impact on our income statement of recognizing share-based payments based on their fair value in accordance with SFAS No. 123.

Certain Related Party Transactions

In fiscal 2000 and 2001, Interactive Technology Holdings, LLC, a joint venture of Comcast Corporation and QVC, Inc., acquired 10,797,900 shares of our common stock and warrants to purchase 300,000 shares of our common stock, which accounted for approximately 26.0% of our outstanding common stock as of January 1, 2005. On January 31, 2005, ITH effected a distribution of all of its assets, including shares of our common stock, to entities affiliated with Comcast and QVC. As of May 12, 2005, QVC beneficially owned approximately 20.20% of our outstanding common stock. M. Jeffrey Branman, one of our directors, was the President of Interactive Technology Services, which served as financial advisor to ITH through its dissolution.

In fiscal 2000, we entered into a website development and distribution agreement with iQVC, a division of QVC, Inc., pursuant to which we provide technology, procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC website. We recognized net revenues of $1.8 million in fiscal 2004 and $0.4 million in the first quarter of fiscal 2005 on sales to QVC under this website development and distribution agreement. The terms of these sales are comparable to those with our other business-to-business partners. Included in accounts receivable as of the end of fiscal 2004 was $0.1 million related to these sales. Included in accounts receivable as of the end of the first quarter of fiscal 2005 was $68,911 related to these sales.

In fiscal 2003, we entered into a services agreement with QVC, Inc. pursuant to which QVC provided shipping services to us in exchange for fees. The fees charged to us by QVC were determined through arms-length negotiations. We incurred fees of $1.1 million in fiscal 2004. Of those fees, $1.0 million related directly to products shipped and was charged to cost of revenues from product sales and the remaining $0.1 million related to fulfillment services provided and was charged to sales and marketing expense. We incurred fees of $25,442 in the three-month period ended April 2, 2005. Of those fees, $12,794 related directly to products shipped and was charged to cost of revenues from product sales and the remaining $12,648 related to fulfillment services provided and was charged to sales and marketing expense. On February 1, 2005, we provided a 60-day advance notice of termination to QVC, which terminated this agreement effective April 3, 2005.

Prior to February 2005, we were the beneficial owner of Series C and Series D Convertible Preferred Stock of Odimo Incorporated, referred to as Odimo, and warrants to acquire additional shares of Series C and Series D

Convertible Preferred Stock of Odimo. These securities were acquired in connection with the sale of certain assets of our Ashford.com subsidiary in 2002.

In February 2005, Odimo completed an initial public offering through the issuance of 3,125,000 shares of its common stock. Effective upon completion of Odimo’s initial public offering, we exercised our warrants to acquire Series C and Series D Convertible Preferred Stock of Odimo and converted all of such shares, along with our already held shares of Series C and Series D Convertible Preferred Stock of Odimo, into an aggregate of 824,594 shares of common stock of Odimo. As of April 28, 2005, we beneficially owned approximately 11.5% of the outstanding common stock of Odimo Incorporated and SOFTBANK Capital Partners LLC and its affiliates collectively beneficially owned approximately 16.1% of the outstanding common stock of Odimo. As of May 12, 2005 and prior to our concurrent common stock offering, SOFTBANK Capital Partners LLC and its affiliates collectively beneficially owned approximately 20.67% of our outstanding common stock. Ronald D. Fisher, our director, is vice-chairman of SOFTBANK Holdings Inc. and SOFTBANK Corp. and a managing general partner of SOFTBANK Capital Partners LP, all of which are affiliates of SOFTBANK Capital Partners LLC. Michael S. Perlis, our director, is also managing partner of SOFTBANK Capital Partners LP.

In exchange for Rustic Canyon Partners forfeiting its right to designate one member to our board of directors on June 25, 2004, our board of directors approved the issuance to Rustic Canyon Partners of a warrant to purchase 12,500 shares of our common stock with a term of five years and an exercise price equal to the closing price of our common stock as reported on the Nasdaq National Market on the date immediately preceding the date of the approval of such issuance. Mark S. Menell, our director, is a partner of Rustic Canyon Partners.

BUSINESS

Overview

We are a leading provider of e-commerce solutions that enable retailers, branded manufacturers, entertainment companies and professional sports organizations to operate e-commerce businesses. We began our e-commerce business in 1999 and initially targeted the sporting goods category. Since fiscal 2001, we have expanded into five additional categories: apparel, health and beauty, consumer electronics, entertainment and home. We either operate, or have agreements to operate, all or portions of the e-commerce businesses for approximately 50 partners, including Dick’s Sporting Goods®, Estee Lauder/Gloss.com®, Linens-n-Things®, Major League Baseball®, NASCAR®, palmOne®, Public Broadcasting System (PBS)®, Polo.comSM, RadioShack®, and The Sports Authority®. We provide solutions for our partners through our integrated e-commerce platform, which is comprised of three components: core technology, supporting infrastructure and partner services.

Industry Overview

Market Size and Opportunity

We believe consumer use of the Internet to make purchases will continue to increase. According to Forrester Research, online general merchandise sales (which excludes automobiles, groceries and travel) in the United States were estimated to be $79.0 billion and accounted for approximately 8.0 percent of total general merchandise sales in 2004. Forrester Research estimates that online general merchandise sales will grow at a 14.3 percent compounded annual growth rate to reach $176.1 billion and account for approximately 15.2 percent of total general merchandise sales in 2010.

Forrester Research also estimates that online general merchandise sales in the categories in which we currently operate were approximately $43.9 billion in 2004 and will grow at a 16.6 percent compounded annual growth rate to reach approximately $110.1 billion in 2010.

We believe the growing use of the Internet by consumers to purchase merchandise is driven by many factors including:

•	increased acceptance of e-commerce as a convenient means to shop, as illustrated by Jupiter Research’s estimate that 90.5 million consumers bought online in 2004, compared to 72.8 million consumers in 2003;

•	decreased concerns about the security and reliability of e-commerce;

•	technology innovations, such as broadband Internet access, that have enhanced the e-commerce shopping experience; and

•	increased recognition and support by retailers and manufacturers of the Internet as an important sales channel.

Need for “Partnered” E-Commerce Solutions

According to Forrester Research, it is strategically important for retailers to participate in multi-channel retailing (which includes e-commerce) to remain competitive. While retailers recognize the importance of e-commerce to their overall strategy, online sales were estimated to account for only 7.0 percent of total retail sales in 2004. Because online sales generally represent a small part of retailers’ businesses, we believe that the ability to operate an e-commerce business is not part of their core competency. We also believe that, as a result, many retailers struggle to justify making the level of investment in technology, infrastructure and expertise to support a high-quality e-commerce business. Our belief is supported by Forrester Research, which has stated that there has been an increase in interest in hosted or partnered e-commerce solutions. By partnering, retailers can gain access to higher quality technology, infrastructure and expertise than many of them could justify investing in on their own.

Our Solution

We believe our solutions enable our partners to grow their e-commerce businesses more rapidly and more cost-effectively than they could on their own. We provide solutions for our partners through our integrated e-commerce platform, which is a comprehensive and integrated suite of core technology, supporting infrastructure and partner services. Our solutions focus on the needs of our partners, including promoting their brand identity and enabling them to remain focused on their core offline businesses. Because we operate multiple partners on the same integrated platform, we believe that we can provide our partners with a broader range of high quality e-commerce capabilities, expertise and infrastructure than our partners could justify building and maintaining on their own. We continually seek to enhance our capabilities to grow our partners’ e-commerce businesses and provide a high-quality customer experience. We structure our partner relationships to align our incentives with those of our partners, primarily by tying the financial benefit that we derive from our relationships to the performance of our partners’ e-commerce businesses.

The majority of our partners use all of the components of our e-commerce platform. While all of our partners’ e-commerce businesses, with the exception of our business-to-business partners, operate on the core technology component of our platform, each partner may select the specific elements of our supporting infrastructure and partner services that best fit their needs. We customize the design and operation of our partners’ e-commerce businesses, as well as develop features and functions requested by partners. We are able to offer features and functions developed for one partner across our entire partner base.

Our E-Commerce Platform

Our integrated e-commerce platform consists of three main components—core technology, supporting infrastructure and partner services. Using these components, we can develop, implement and support all aspects of a partner’s e-commerce business. These components include:

Core Technology	Supporting Infrastructure	Partner Services
• Web site administration	• Fulfillment	• Creative design, Web site usability, testing and enhancements

• Web infrastructure and hosting	• Drop shipping	• Channel integration

• Business intelligence	• Customer service	• Business-to-business (B-to-B) services

• E-commerce engine	• Buying	• Content development and imaging

• Order management		• E-commerce strategy

• Online marketing

• Customer relationship management (CRM)

Core Technology

Web Site Administration.    The display of our partners’ online product catalogs is administered through a proprietary content and catalog management tool. The tool allows for, among other things, the ability to:

•	create and edit Web site navigation, categorization and product categories;

•	create and edit product display characteristics including placement of images and descriptive copy as well as product and category sequencing;

•	present special merchandising features such as featured products, related products, collections, promotional ad spots and promotional offers;

•	support numerous types of promotional campaigns which can be customized based on customer purchasing data;

•	establish up-sell and cross-sell relationships, manage pre-sell and backordering and optimize search term mapping; and

•	activate and deactivate products based on inventory, sell-through, and other criteria.

Web Infrastructure and Hosting.    The Web sites we operate are hosted in two separately located data centers. This configuration enhances Web site uptime performance and fail-over reliability. We own the hardware and software that we use at these data centers, although the data centers are physically located at Tier I data center facilities of a leading third party telecommunications company. We actively manage and monitor the operations and infrastructure of our data centers including communications, bandwidth, network, systems administration, load balancing, production support, security and data and storage requirements.

Business Intelligence.    We offer partners access to a Web-based reporting portal, which provides customer, demand, fulfillment and behavioral information. These applications and tools provide partners with insightful business intelligence metrics and visibility into their e-commerce businesses. We also offer customized reporting tailored to a partner’s specific needs.

E-Commerce Engine.    Our e-commerce engine is a combination of proprietary and third-party applications. The platform’s core shopping features and functions, including search, data gathering and checkout processes, are part of the engine. We regularly upgrade these applications to provide our partners with updated technology.

Order Management.    We manage customer orders through an application that interacts with proprietary and third-party payment processing, warehouse management, customer service and data warehousing systems. We accept multiple forms of tender including credit cards, checks and gift certificates/cards and maintain an internal team focused on order review and fraud prevention, claims processing and sales recovery functions.

Supporting Infrastructure

Fulfillment and Drop Shipping.    We offer a full range of order fulfillment services out of two locations—our 470,000 square foot company-owned fulfillment center located in Louisville, Kentucky, and our 400,000 square-foot leased fulfillment center located in Shepherdsville, Kentucky. We also integrate with approximately 400 third-party, drop-ship vendors as well as with certain partners who perform their own fulfillment. Fulfillment activities include inbound receiving and profiling of merchandise, storage, picking, packing and shipping and returns processing. We also offer a variety of value-added fulfillment services including customized package branding, gift wrapping, gift messaging, promotional inserts, and product customization such as monogramming and engraving. We maintain relationships with major carriers and seek to achieve cost efficiencies through rate shopping opportunities. We offer multiple forms of shipping methods to customers including standard and expedited options, with pricing based on order value, dimensional characteristics and periodic shipping promotions.

Customer Service.    We operate an 82,000 square-foot leased customer service center in Melbourne, Florida. This facility is operated 24 hours per day, seven days per week and has 500 agent workstations. Our primary customer service activities include inbound contact management via phone and email. Our customer service workstations contain a variety of proprietary and third-party applications and informational tools that provide agents with access to customer information including service history, previous purchases and personal preferences. Service agents also have visibility into product information, inventory availability and order status. These service agent tools are integrated with our order management and fulfillment operations to provide a consistent experience across all customer touch points including our partners’ Web sites, direct mail circulars, catalogs, promotional events and direct response television campaigns. In addition to partner level training, we use a variety of customer service practices and systems to improve quality and efficiency including skills-based call routing, interactive voice response, call monitoring, work flow planning, data tracking and forecasting.

Buying.    We have a team of buyers that procure products to be sold on certain of our partners e-commerce businesses in the sporting goods, consumer electronics and licensed entertainment categories. Our buyers identify general category trends and themes, select suppliers of merchandise, pick specific products to be purchased, forecast quantities to purchase based on expected demand and negotiate terms with suppliers.

Partner Services

Creative Design, Web Site Usability, Testing and Enhancements.    We collaborate with our partners to create an online shopping experience that reinforces their brand, maximizes conversion and encourages repeat buying. To develop an e-commerce site, we deploy a cross-functional team of art directors, graphic designers, information architects, technical writers, usability engineers, technical designers, project managers, quality assurance specialists and Web developers. These professionals develop user interfaces including the overall imagery and tone, home page presentation, page flow and navigation, the structure of category and product pages, effective messaging and consistent communication, an intuitive purchasing process and a full archive of online customer service information.

Channel Integration.    As consumer adoption of multi-channel shopping grows, consumer expectations rise and retailers look for cost-effective methods to integrate their selling and distribution channels. We provide custom development efforts that create tools and functions which enable our partners to integrate their e-commerce businesses into their multi-channel retail offerings. Examples of our development efforts in multi-channel e-commerce include allowing a customer to purchase an item online and pick it up in store, accepting the private-label credit cards of our partners, integrating with our partners loyalty programs, integrating online and offline gift registries, in-store ordering systems, universal gift cards, interactive circulars and print advertising and catalog support.

Business-to-Business Services.    We seek to use our leadership in sporting goods to establish B-to-B e-commerce relationships with companies wanting to sell sporting goods on their Web stores. In our B-to-B relationships, we typically provide our partners with a data feed of product information, including elements such as images, descriptions and availability, and fulfill customer orders taken by our partners through their Web stores.

Content Development and Imaging.    We operate, and make available to our partners, an in-house, professional photography studio to create digital product images and color swatches. In addition, we employ a copywriting staff focused on developing product descriptions and related content such as buyers’ guides, sizing charts, product tours and comparison shopping tools.

E-Commerce Strategy.    We use the e-commerce expertise that we have developed in operating multiple e-commerce businesses since 1999 to create strategies and initiatives designed to grow our partners’ e-commerce businesses. Each partner relationship is led by an online business manager who is responsible to help grow the partner’s online sales.

Online Marketing Services.    Our online marketing team develops and manages programs for partners to increase online exposure, generate incremental revenue and drive new customer acquisition. The services of this team include the conceptualization, creation and management of advertising through highly trafficked portal relationships, affiliate programs, search engines and comparison-shopping sites.

CRM (Customer Relationship Management).    We use a suite of CRM applications. Within our customer service center, service agents have access to relevant customer account, product, promotional and inventory information as well as the ability to present personalized selling recommendations in an effort to convert customer interactions into sales opportunities. Our email marketing teams develop customized and targeted email campaigns based upon demographic, purchase and preference data gathered and segmented within our data warehouse. We also offer personalized shopping experiences through the use of real-time analytics to present product recommendations and associations based upon behavioral profiles and product affinity models.

Growth Strategy

Our objective is to grow our business by expanding the e-commerce businesses of our existing partners and by adding new partners. Key elements of our growth strategy include:

Grow Our Existing Partners’ Businesses

The financial benefit that we derive from our relationships with our partners is primarily tied to the performance of our partners’ e-commerce businesses. Accordingly, it is our strategy to grow our business by growing our partners’ e-commerce businesses. We implement this strategy by working closely with our partners to identify initiatives designed to grow their e-commerce businesses, which may include online and email marketing campaigns, shipping products to customers outside of the United States, multi-channel integration efforts and providing customized technology development.

We continuously seek to enhance our capabilities to improve our partners’ e-commerce businesses and enrich the overall customer experience. In addition, we plan to continue to invest in technology and infrastructure to improve the features and functions, speed, navigation, search and usability of our partners’ e-commerce businesses, as well as the customer service, fulfillment and other services we offer as part of our e-commerce platform. We also evaluate opportunities to acquire complementary or new businesses or assets as part of our continuing efforts to add value to our partners’ e-commerce businesses.

Expand Our Partner Base

We intend to grow our business by adding new partners that have strong brand franchises within the categories we target. We seek to attract new partners by providing solutions that enable partners to grow their e-commerce businesses more rapidly and cost-effectively than they could on their own. Because we provide our solutions through an integrated multi-partner platform, we are able to use the enhanced capabilities we have developed for our existing partners to attract new partners.

We began our e-commerce business in fiscal 1999 and initially targeted the sporting goods category. Since fiscal 2001, we have expanded into five additional categories: apparel, health and beauty, consumer electronics, entertainment and home. In fiscal 2004, we added nine new partners, including three partners in sporting goods, four partners in apparel, one partner in entertainment and one business-to-business partner. As of May 25, 2005, we have publicly announced the addition of six new partners in fiscal 2005, including two partners in sporting goods, one partner in apparel, one partner in consumer electronics, one partner in health and beauty and one partner in jewelry and luxury goods.

Our Partners

We operate e-commerce businesses for our partners pursuant to contractual agreements. We generally operate e-commerce businesses for our partners based on one of three models or, in some circumstances, a combination of these models. We refer to these three models as the GSI Commerce-owned inventory model, the partner-owned inventory model and the business-to-business model.

GSI Commerce-Owned Inventory Model—We select and purchase inventory from vendors, sell the inventory directly to consumers through our e-commerce platform under our partners’ names, record revenues generated from the sale by us of these products and generally pay a percentage of these revenues to the respective partners in exchange for the right to use their brand names, logos and Web site address in the operation of their e-commerce business and for their commitment to promote and advertise their e-commerce business. We have a buying organization that procures products in the following merchandise categories: sporting goods, consumer electronics, and licensed entertainment products. Because we operate e-commerce businesses for our sporting good partners using a common pool of owned sporting goods inventory, we are able to offer a broad assortment while efficiently managing our inventory. Under the owned-inventory model, we establish the prices for products that we offer. To the extent possible, we strategically price products sold through a partner’s e-commerce business to be consistent with the pricing for the same products at that partner’s retail stores. Accordingly, prices for the same products may differ across our partners’ e-commerce businesses. Revenues generated from this model are recorded by us as product sales. We believe that we have strong relationships with our vendors and sources of unique products, and we regularly seek to add new vendors, brands and sources of unique products. During fiscal 2004, we purchased $80.4 million of inventory from one vendor, which accounted for 43.1% of the total amount of inventory we purchased.

Partner-Owned Inventory Model—We operate certain aspects of our partners’ e-commerce businesses in exchange for service fees, which primarily consist of variable fees based on the value of merchandise sold or gross profit generated through our partners’ e-commerce businesses. To a lesser extent, service fees include fixed periodic payments by partners for the development and operation of their e-commerce businesses and fees related to the provision of marketing, design, development and other services. Under the partner-owned inventory model, our partners select the merchandise to be sold, buy and own all or a portion of the inventory and provide offline marketing support. The partner is the seller of the merchandise and establishes the prices. Revenues generated from partners in this model are recorded by us as service fees.

Business-to-Business Model—We generally provide a product information database, including product images, descriptions and availability to these partners, which they use to sell merchandise on their e-commerce sites. These partners process customer orders on their Web sites and deliver the orders to us electronically. We sell the products ordered to these partners from our inventory or through our network of drop shippers and transfer title to the partners at a predetermined price. We then send the orders to customers on behalf of these partners. These partners generally perform their own customer service. To date, this model has been deployed using GSI Commerce-owned sporting goods inventory. Revenues generated from sales by us to our partners in this model are recorded by us as product sales.

The following table sets forth as of May 25, 2005, partners for which we operate all or a portion of their e-commerce businesses or with which we have publicly announced agreements and the method in which we record revenues from such partners:

Sporting Goods	Health and Beauty
Atlanta Falcons® (P)	Estee Lauder/Gloss.com® (S)
Bally Total Fitness® (P)	GNC® Corporation (S)
Blades Board and Skate® (P)
Carolina Panthers® (P)	Entertainment
CBS SportslineSM / MVP.com® (P)	Home Box Office® (P)
City Sports® (P)	Comedy Central® (P)
Denver Broncos® (P)	Nickelodeon® (P)
Dick’s Sporting Goods® (P)	Public Broadcasting SystemSM (S)
Dunham’s Sports® (P)
Fogdog® (P)	Consumer Electronics
FOX Sports® (P)	palmOne® (P)
G.I. Joe’s® (P)	RadioShack® (S)
Houston Texans® (P)	Tweeter Home EntertainmentSM (S)
MC Sports® (P)
Modell’s Sporting Goods® (P)	Home
National Hockey League® (P)	Ace Hardware® (S)
NASCAR/Turner Sports® (P)	Linens-n-Things® (S)
Olympia SportsTM (P)
Pro Golf InternationalTM (P)	Apparel
Rawlings® (P)	Aeropostale® (S)
Reebok® (P)	Burberry® (S)
Rockport® (P)	kate spade® (S)
Russell Athletics® (P)	Liz Claiborne® (S)
Polo.comSM (S)

Sporting Goods	Apparel
San Diego Chargers® (P)	Wilsons Leather® (S)
San Francisco Forty Niners® (P)
Sport Chalet® (P)	Business to Business
The Sports Authority® (including Gart Sports, Oshman’s and Sportmart) (P)	Sears® (P) Buy.com® (P)
adidas® (S)	Sports “R” Us® (P)
Timberland® (S)	Kmart® (P)
Major League Baseball (MLB)® (P),(S)	QVC® (P)
Jewelry and Luxury Goods
Zale Corporation (S)
(P)—ProductSales Based Partners
(S)—ServiceFee Based Partners

Competition

The market for the development and operation of e-commerce businesses is continuously evolving and intensely competitive. We primarily compete with companies that can offer a full range of e-commerce services similar to the services we provide through our e-commerce platform, such as the Services Division of Amazon®, Digital River®, Commerce5SM, Foot Locker® (principally in the sporting goods category) and ValueVision Media®. We also compete with companies that provide some components of an e-commerce solution, primarily to allow others to develop and operate their e-commerce business in-house, including Web site developers, third-party consultants and third-party fulfillment and customer service providers. In addition, we compete with the online and offline businesses of a variety of retailers and manufacturers in our targeted categories.

We believe that we compete with these competitors primarily on the basis of the following:

•	ability to generate incremental revenue for our partners;

•	reputation and experience for providing a quality e-commerce solution;

•	client services orientation and brand-centric business model;

•	economic value for the services provided;

•	the comprehensive, flexible and customized nature of the solution provided; and

•	the quality of Web site design and development, technology, customer service and fulfillment offered.

Intellectual Property

We use our partners’ names, URLs, logos and other marks in connection with the operation and promotion of their e-commerce businesses. Our agreements with our partners generally provide us with licenses to use this intellectual property in connection with the operation of their e-commerce businesses. These licenses typically are coterminous with the respective agreements.

We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

To protect our proprietary rights in services and technology, we rely on various intellectual property laws and contractual restrictions. These include confidentiality, invention assignment and nondisclosure agreements with our partners, employees, contractors and suppliers. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use our intellectual property without our authorization.

Government Regulation

We generally are not regulated other than pursuant to federal, state and local laws applicable to the Internet or e-commerce, or to businesses in general. Certain regulatory authorities have enacted or proposed specific laws and regulations governing the Internet and online retailing. These laws and regulations cover issues such as taxation, pricing, content, distribution, quality and delivery of products and services, electronic contracts, intellectual property rights, user privacy and information security.

The issues of user privacy and information security have been the focus of numerous laws and regulations. These laws and regulations impact our business because we store personal information regarding customers of a partner’s e-commerce business and provide this information to that partner and to certain third parties that we use to process credit cards, process and fulfill orders, detect fraud, send emails and evaluate and maintain the performance of our partners’ Web sites. Laws such as the CAN-SPAM Act of 2003 or other user privacy or security laws could restrict our and our partners’ ability to market products to our partners’ customers, create uncertainty in Web usage and reduce the demand for our products and services or require us to redesign our partners’ Web sites or the operation of their e-commerce businesses.

Laws and regulations that were enacted prior to the advent of the Internet also affect our business. These laws and regulations cover issues such as property ownership, intellectual property rights, taxation, libel, obscenity, qualification to do business and export or import matters. Because these laws and regulations do not contemplate or address the unique issues of the Internet and online retailing, we are not certain how our business may be affected by their potential application. Also, changes in these laws and regulations intended to address these issues could create uncertainty in e-commerce. This uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

Employees

As of May 6, 2005, we employed 1,219 full-time employees and 83 part-time employees. None of our employees is covered by a collective bargaining agreement, and we consider our relationship with our employees to be good. Competition for qualified personnel in our industry is intense. We believe that our future success will depend, in part, on our continued ability to attract, hire and retain qualified personnel.

Legal Proceedings

We are involved in various litigation incidental to our businesses, including alleged contractual claims, claims relating to infringement of the intellectual property rights of third parties and claims relating to the manner in which goods are sold through our e-commerce platform.

While we sold certain assets of Ashford.com, Inc. in December 2002, Ashford.com continues to be a party to certain litigation that was commenced prior to our acquisition of Ashford.com in March 2002. Since July 11, 2001, several stockholder class action complaints have been filed in the United States District Court of the Southern District of New York against Ashford.com, several of Ashford.com’s officers and directors, and various underwriters of Ashford.com’s initial public offering. The purported class actions have all been brought on behalf of purchasers of Ashford.com common stock during various periods beginning on September 22, 1999, the date of Ashford.com’s initial public offering. The plaintiffs allege that Ashford.com’s prospectus, included in Ashford.com’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission, was materially false and misleading because it failed to disclose, among other things, certain fees and commissions collected by the underwriters or arrangements designed to inflate the price of the common stock. The plaintiffs further allege that because of these purchases, Ashford.com’s post-initial public offering stock price was artificially inflated. As a result of the alleged omissions in the prospectus and the purported inflation of the stock price, the plaintiffs claim violations of Sections 11 and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. The complaints have been consolidated into a single action, and the consolidated cases against Ashford.com have been consolidated with similarly consolidated cases filed against

308 other issuer defendants for the purposes of pretrial proceedings. The claims against Ashford.com’s officers and directors were dismissed in exchange for tolling agreements which permit the refiling of claims against officers and directors at a later date. A motion to dismiss filed on behalf of all issuer defendants, including Ashford.com, was denied in all aspects relevant to Ashford.com on February 19, 2003. Ashford.com and its insurers have entered into a memorandum of understanding regarding terms for settlement of this suit. Under the settlement, plaintiffs’ claims against Ashford.com and other issuers will be dismissed in exchange for certain consideration from the issuers’ insurers and for the issuers’ assignment to plaintiffs of certain potential claims against the underwriters of the relevant initial public offerings. Formal documentation of the settlement contemplated by the memorandum of understanding is complete and the Judge presiding over this matter has preliminarily approved the settlement. In the event that a settlement is not finalized, we believe that Ashford.com has defenses against these actions.

In September 2003, we learned that we, along with several of our partners, were named in an action in the Circuit Court of Cook County, Illinois, by a private litigant who is alleging that we, along with certain of our partners, wrongfully failed to collect and remit sales and use taxes for sales of personal property to customers in Illinois and knowingly created records and statements falsely stating we were not required to collect or remit such taxes. The complaint seeks injunctive relief, unpaid taxes, interest, attorneys’ fees, civil penalties of up to $10,000 per violation, and treble damages under the Illinois Whistleblower Reward and Protection Act. We are aware that this same private litigant has filed similar actions against retailers in other states, and it may be possible that we and/or our partners may have been or may be named in similar cases in other states. We do not believe that we are liable under existing laws and regulations for any failure to collect sales or other taxes relating to Internet sales and intend to vigorously defend ourselves in this matter.

We do not believe, based on current knowledge, that any of the foregoing claims are likely to have a material adverse effect on our business, financial position or results of operations. However, we are unable to provide assurances that no material adverse effect on our business will occur, and we may incur substantial expenses and devote substantial time to defend third-party claims whether or not such claims are meritorious. In the event of a determination adverse to us, we may incur substantial monetary liability and may be required to implement expensive changes in our business practices or enter into costly royalty or licensing agreements. Any of these could have a material adverse effect on our business, financial position or results of operations.

MANAGEMENT

The following table sets forth information regarding each of our executive officers and directors:

Name	Age(1)	Title
Michael G. Rubin	32	Chairman, Co-President and Chief Executive Officer
Robert J. Blyskal	50	Co-President and Chief Operating Officer
Michael R. Conn	34	Senior Vice President, Corporate Development
Jordan M. Copland	43	Executive Vice President and Chief Financial Officer
Stephen J. Gold	46	Executive Vice President and Chief Information Officer
Robert W. Liewald	56	Executive Vice President, Merchandising
Arthur H. Miller	52	Executive Vice President and General Counsel
Damon Mintzer	39	Executive Vice President, Sales; President and Chief Operating Officer of Global-QVC Solutions, Inc.
Kenneth J. Adelberg	52	Director
M. Jeffrey Branman	49	Director
Ronald D. Fisher	57	Director
Harvey Lamm	69	Director
Mark S. Menell	40	Director
Michael S. Perlis	52	Director
Jeffrey F. Rayport	45	Director

(1)	As of May 12, 2005

The following is a brief description of the business experience of our executive officers and directors for at least the past five years.

Michael G. Rubin has served as our chairman of the board and chief executive officer since July 1995, as our president from June 2000 through May 2004, and as co-president since May 2004.

Robert J. Blyskal has served as our co-president and chief operating officer since May 2004. From October 2003 until May 2004, Mr. Blyskal was a consultant to NeighborCare, Inc., a provider of pharmacy services to the long term care marketplace. From May 1993 to August 2003, he held several positions with Medco Health Solutions, Inc., a prescription benefits management company. Most recently he served as executive vice president, operations and technology of Medco Health Solutions, Inc. He has also held the positions of senior vice president, operations, chairman of the enterprise-wide business quality steering committee, vice president and general manager, national pharmacies of Medco Health Solutions, Inc. From May 1991 to November 1993, he served as senior vice president, service systems of Purolator Courier Ltd., an overnight courier company.

Michael R. Conn has served as our senior vice president, corporate development since July 2004 and as senior vice president, business development from February 1999 through July 2004. From June 1993 to February 1999, Mr. Conn served as vice president, research at Gruntal & Co. L.L.C., an investment banking firm based in New York, New York.

Jordan M. Copland has served as our executive vice president and chief financial officer since February 2000. From March 1999 to February 2000, Mr. Copland served as senior vice president and chief financial officer of Virgin Entertainment Group, Inc.’s U.S.-based megastore and global e-commerce businesses. From October 1990 to March 1999, Mr. Copland held a variety of positions within The Walt Disney Company, a worldwide entertainment company. Most recently Mr. Copland was vice president of finance and planning for the Disney Consumer Products division. He has also held various leadership and management positions within the consumer products division of Disney.

Stephen J. Gold has served as our executive vice president and chief information officer since February 2005. From November 2003 until February 2005, he served as corporate vice president and divisional chief information officer of Merck & Company, Inc., a pharmaceutical company. Prior thereto, he held various positions with Medco Health Solutions, Inc., a prescription benefits management company, from July 1993 to September 2003, when it was a subsidiary of Merck. Most recently, he served as senior vice president and chief information officer and senior vice president, electronic commerce.

Robert W. Liewald has served as our executive vice president, merchandising since July 1999 and worked as a consultant to us and to other companies in the sporting goods industry from June 1998 to July 1999. From January 1995 to June 1998, Mr. Liewald served as senior executive vice president of FILA USA, an athletic footwear and apparel manufacturer. From June 1972 to January 1995, Mr. Liewald held a variety of positions at Foot Locker, Inc., an athletic footwear and apparel retailer, most recently as senior vice president, corporate merchandiser.

Arthur H. Miller has served as our executive vice president and general counsel since September 1999. From January 1988 to September 1999, Mr. Miller was a partner at Blank Rome LLP, a law firm based in Philadelphia, PA. Mr. Miller joined Blank Rome in April 1983.

Damon Mintzer has served as our executive vice president, sales since July 2004 and as president and chief operating officer of Global-QVC Solutions, Inc., a wholly owned subsidiary of ours, since June 2001. From October 1999 to May 2001, Mr. Mintzer worked for WHN.com, a developer and operator of e-commerce businesses for entertainment companies. He first served as vice president of business development and then as senior vice president and general manager of one of WHN’s two business units. From 1998 to October 1999, Mr. Mintzer served as director of sales for the Asia Pacific region for Modus Media International, Inc., a supply chain services company. From 1995 to 1998, Mr. Mintzer served as director of business development for Modus Media International/Stream International, which was a subsidiary of R.R. Donnelley & Sons Co.

Kenneth J. Adelberg has been one of our directors since July 1995. Mr. Adelberg has served as president and chief executive officer of HiFi House Group of Companies, a privately-held consumer electronics retailer based in Broomall, PA, since 1987. Mr. Adelberg was a founding stockholder of US Wats, Inc., a publicly-traded company specializing in business telecommunications services, located in Bala Cynwyd, PA, which was established in 1989. Mr. Adelberg is a founding stockholder and director of Republic Bank, Philadelphia, PA, a publicly-traded bank which has been in operation since 1989. Mr. Adelberg is also a director of Trackpower, Inc. and Wireless Age Communications, Inc.

M. Jeffrey Branman has been one of our directors since October 2001. Mr. Branman served as president of Interactive Technology Services, a subsidiary of Comcast Corporation, a developer, manager and operator of broadband cable networks, from April 2000 through March 2005. Interactive Technology Services served as financial advisor to Interactive Technology Holdings, LLC, a joint venture of Comcast Corporation and QVC, Inc., until its liquidation in January 2005. From March 1996 to February 2000, Mr. Branman was senior vice president corporate development of Foot Locker, Inc. and chief executive officer of FootLocker.com, the internet and direct marketing subsidiary of Foot Locker.

Ronald D. Fisher has been one of our directors since March 2000. Mr. Fisher currently serves as the vice chairman of SOFTBANK Holdings Inc. and SOFTBANK Corp. and a managing general partner of SOFTBANK Capital Partners LP, a late-stage private equity organization. He joined SOFTBANK in October 1995. From January 1990 to September 1995, Mr. Fisher was chief executive officer of Phoenix Technologies, Ltd., a developer and marketer of system software products. Mr. Fisher is also a director of SOFTBANK Corporation, E*TRADE Group, Inc., and Vie Financial Group, Inc.

Harvey Lamm has been one of our directors since April 1998. Mr. Lamm has served as a director and chief executive officer of Vintek Corporation, a privately-held company based in Philadelphia, PA, since 1996. Vintek specializes in automated title management and the development of tools to reduce cost and manage risk for automotive finance institutions. From 1990 to 1996, Mr. Lamm spent his time managing his own investments.

From 1967 until 1990, Mr. Lamm served as chairman of the board, chief executive officer, president and chief operating officer of Subaru of America, Inc., until its acquisition by Fuji Heavy Industries Ltd. Mr. Lamm helped found Subaru of America, which was the exclusive importer of Subaru brand vehicles in the United States and was a publicly-traded company listed on the Nasdaq National Market.

Mark S. Menell has been one of our directors since April 2000. Mr. Menell has been a partner of Rustic Canyon Partners, a venture capital firm, since January 2000. From August 1990 to January 2000, Mr. Menell was an investment banker at Morgan Stanley & Co. Incorporated, most recently as principal and co-head of Morgan Stanley’s Technology Mergers and Acquisitions Group, based in Menlo Park, CA.

Michael S. Perlis has been one of our directors since May 2001. Mr. Perlis has been a managing partner of SOFTBANK Capital Partners LP, a late-stage private equity organization, since July 2000. From November 1998 to June 2000, Mr. Perlis was employed by Ziff-Davis Publishing Holdings Inc., an integrated media company and technology magazine publisher, most recently as president and chief executive officer. From June 1996 to October 1998, Mr. Perlis served as president, chief operating officer and partner of TVSM Inc., a publisher of system specific television listing and guidance publications.

Dr. Jeffrey F. Rayport has been one of our directors since April 1999. Dr. Rayport has been chairman of Marketspace LLC, an information industries strategy and research business of Monitor Group, headquartered in Cambridge, Massachusetts, since October 2003 and was chief executive officer of Marketspace from September 1998 to October 2003. From January 1995 through September 1999, Dr. Rayport was a faculty member in the service management unit at the Harvard Business School. Dr. Rayport is also a director of ValueClick Inc.

Right to Designate Directors

The stock purchase agreements pursuant to which SOFTBANK acquired its shares of our common stock provide that SOFTBANK has the right to designate up to two members of our board of directors, depending on the number of shares of our common stock held by SOFTBANK. SOFTBANK also has the right to have one of its directors serve as a member of each committee of our board of directors. Messrs. Fisher and Perlis are the current SOFTBANK members of our board of directors. The stock purchase agreement pursuant to which Interactive Technology Holdings, LLC, or ITH, acquired its shares of our common stock provided that ITH had the right to designate up to two members of our board of directors, depending on the number of shares of our common stock held by ITH. On January 31, 2005, ITH effected a distribution of all of its assets, including shares of our common stock, to its members. In the liquidation, QK Holdings, Inc., or QK Holdings, was assigned ITH’s rights under the stock purchase agreement, including the right to designate members to our board of directors. QK Holdings also has the right to have one of its directors serve as a member of each committee of our board of directors. Mr. Branman was ITH’s designee until its liquidation. As of May 12, 2005, Mr. Branman still served as a member of our Board of Directors and QK Holdings had not designated a member of our board of directors. QK Holdings is an affiliate of QVC. This stock purchase agreement also provides QK Holdings with observation rights over our board of directors during periods when they are still a significant stockholder but do not have an acting board designee.

Voting Agreements

Mr. Rubin entered into a voting agreement, dated as of May 1, 2000, in favor of SOFTBANK, pursuant to which, among other things, Mr. Rubin agreed that he would vote all shares of our common stock then held by him in favor of election to the board of directors of the directors that SOFTBANK would be entitled to designate. In addition, Mr. Rubin, as a stockholder, agreed not to take any action to remove any of our directors designated by SOFTBANK.

SOFTBANK also entered into a voting agreement in favor of Mr. Rubin, dated as of May 1, 2000, relating to the election of directors designated by Mr. Rubin. Pursuant to this voting agreement, SOFTBANK agreed that it would vote all shares of our common stock then held by it with respect to all directorships other than those which it was entitled to designate (i) in favor of any member of our board of directors who was a member of the board of directors prior to April 27, 2000, and any director who is thereafter chosen to fill any vacancy on the board of directors or who is elected as a director, referred to as continuing director, and who, in either event, is not a director designated by SOFTBANK and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of the continuing directors then on the board of directors, and (ii) against the election of any directors other than those directors specified in clause (i) of this sentence.

Mr. Rubin and ITH entered into a voting agreement, dated as of September 13, 2000, whereby (i) Mr. Rubin agreed, among other things, that he would vote all of his shares of our common stock in favor of election to our board of directors of the directors that ITH would be entitled to designate, and (ii) ITH agreed, among other things, that ITH would vote all of its shares of our common stock in favor of election to our board of directors of certain continuing directors (as such term is defined therein). ITH assigned its rights under this voting agreement to QK Holdings.

SOFTBANK and ITH also entered into a voting agreement, dated September 13, 2000, whereby (i) SOFTBANK agreed, among other things, that SOFTBANK would vote all of its shares of our common stock in favor of election of our board of directors of the directors that ITH would be entitled to designate, and (ii) ITH agreed, among other things, that ITH would vote for all of its shares of our common stock in favor of election to our board of directors of the directors that SOFTBANK would be entitled to designate. ITH assigned its rights under this voting agreement to QK Holdings.

DESCRIPTION OF MATERIAL INDEBTEDNESS

In connection with the purchase of our new corporate headquarters, one of our wholly-owned subsidiaries entered into a $13.0 million mortgage note on June 9, 2004, collateralized by a first lien on substantially all of the assets of that subsidiary. The mortgage note has a term of ten years and six months, and bears interest at 6.32% per annum. We, in accordance with the provisions of the mortgage note, provided a Letter of Credit in the amount of $3.0 million as additional security. Upon completion of initial capital improvements to the building, the letter of credit will be reduced to $1.0 million. The letter of credit may be reduced further to $500,000 if we have positive income for calendar years 2006, 2007 and 2008. As of January 1, 2005, the mortgage note had an aggregate outstanding principal balance of $12.9 million, with $142,000 classified as current and $12.8 million classified as long-term. As of April 2, 2005, the mortgage note had an aggregate outstanding principal balance of $12.9 million, with $145,000 classified as current and $12.8 million classified as long-term.

DESCRIPTION OF NOTES

We will issue the notes under an indenture dated as of June 1, 2005, between GSI Commerce, Inc., as issuer, and JPMorgan Chase Bank, NA, as trustee. You may request a copy of the indenture from the trustee.

The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of some terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it and not this description defines your rights as a holder of notes.

As used in this “Description of Notes” section, references to “GSI,” “we,” “our” or “us” refer solely to GSI Commerce, Inc. and not to its subsidiaries.

General

The notes will be general, unsecured obligations of us and will rank effectively junior to our secured debt, to the extent of any assets securing such indebtedness, on a parity with our unsubordinated, unsecured debt and prior to all subordinated debt. Holders of the notes will only be creditors of ours, and not of our subsidiaries. Our subsidiaries will not guarantee the notes. As a result, the notes will be structurally subordinated to all liabilities of our subsidiaries to the extent of the assets of those subsidiaries. As of April 2, 2005, our subsidiaries had outstanding $14.0 million of secured debt. The notes will be convertible into common stock (or cash or a combination of cash and shares of our common stock, if we so elect) as described under “—Conversion of Notes.”

The notes initially will be limited to $50.0 million aggregate principal amount, or $57.5 million aggregate principal amount if the over-allotment option is fully exercised. The notes will be issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on June 1, 2025 unless earlier converted, redeemed or repurchased.

We may, without the consent of the holders, “reopen” the notes and issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered by this prospectus in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

All of our operations are conducted through subsidiaries. Therefore, our ability to service the notes is dependent upon the earnings of our subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to us. However, none of our subsidiaries will be obligated to make funds available to us for payment on the notes. In addition, legal and contractual restrictions in agreements governing indebtedness, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. Neither we nor our subsidiaries will be subject to any financial covenants under the indenture. In addition, neither we nor our subsidiaries will be restricted under the indenture from paying dividends, incurring debt (including secured debt) or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “—Repurchase at Option of the Holder Upon a Designated Event.”

The notes will bear interest at a rate of 3% per annum. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from June 1, 2005 or from the most recent date to which interest has been paid or duly provided for. We will pay interest on June 1 and December 1 of each year, beginning December 1, 2005, to record holders at the close of business on the preceding May 15 and November 15, as the case may be. Payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date, redemption date or repurchase date, as the case may be.

We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

The notes will not be subject to a sinking fund provision and will not be subject to defeasance or covenant defeasance under the indenture.

Conversion of Notes

Prior to May 1, 2010, you may convert any of your notes, in whole or in part, into shares of our common stock (or cash or a combination of cash and shares of our common stock, if we so elect), subject to prior redemption or repurchase of the notes, only under the following circumstances:

•	upon satisfaction of a trading price condition, as described below under “—Conversion Upon Satisfaction of Trading Price Condition;” or

•	upon specified corporate transactions, as described below under “—Conversion Upon Specified Corporate Transactions.”

On and after May 1, 2010 to (and including) the close of business on the business day immediately preceding the maturity date of the notes, subject to prior redemption or repurchase of the notes, you may convert your notes, in whole or in part, into shares of our common stock (or cash or a combination of cash and shares of our common stock, if we so elect) at any time, regardless of the foregoing circumstances.

The initial conversion rate for the notes is 56.1545 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $17.808 per share. As described below under “—Settlement Upon Conversion,” upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. In addition, at any time on or prior to the maturity date, we may irrevocably elect to satisfy our conversion obligation with respect to the principal amount of the notes to be converted with a combination of cash and shares of our common stock, as described under “—Our Right to Irrevocably Elect Net Share Settlement Upon Conversion.” You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

If we call notes for redemption, you may convert the notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a designated event, you may convert your notes only if you withdraw your repurchase notice in accordance with the terms of the indenture. Similarly, if you exercise your option to require us to repurchase your notes on any other repurchase date, those notes may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price of our common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock (or cash in lieu of all or a portion thereof) into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date that is after a record date but on or prior to the next succeeding interest payment date, (2) we have specified a repurchase date following a designated event that is after a record date but on or prior to the next succeeding interest payment date or (3) to the extent of any overdue interest at the time of conversion with respect to such note.

To convert your note into common stock you must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture. If you hold a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with DTC’s procedures for converting a beneficial interest in a global note.

Conversion Upon Satisfaction of Trading Price Condition

You may surrender your notes for conversion into our common stock prior to May 1, 2010 during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that measurement period was less than 103% of the product of the closing sale price of our common stock and the conversion rate for such date.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2.0 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 103% of the product of the “closing sale price” of our common stock and the conversion rate.

In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 103% of the product of the closing sale price of our common stock and the conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 103% of the product of the closing sale price of our common stock and the conversion rate.

If the trading price condition has been met, we shall so notify the holders of the notes. If, at any point after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than 103% of the product of the closing sale price of our common stock and the conversion rate for such date, we shall so notify the holders of notes.

The “closing sale price” of our common stock, or any other security for which a closing sale price is to be determined, on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and asked prices or, if more than one in either case, the average of the average closing bid and the average closing asked prices) on that date as reported in composite transactions for the principal United States securities exchange on which our common stock or such other security is traded or, if our common stock or such other security is not listed on a United States national or regional securities exchange, as reported by the Nasdaq Stock Market or by the National Quotation Bureau Incorporated. If our common stock or such other security is not listed for trading on a United States national or regional securities exchange and not reported by the Nasdaq Stock Market or by the National Quotation Bureau Incorporated on the relevant date, the “closing sale price” will be the last quoted bid price for our common stock or such other security in the over-the counter market on the relevant date as reported by Pink Sheets LLC or any similar organization. If our common stock or such other security is not so quoted, the “closing sale price” will be the average of the mid-point of the last bid and asked prices of our common stock or such other security on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

“Trading day” means, with respect to our common stock or any other securities, a day during which trading in securities generally occurs on the principal United States securities exchange on which our common stock or such other security is traded or, if our common stock or such other security is not listed on a United States national or regional securities exchange, on Nasdaq. If our common stock or such other security is not listed for trading on a United States national or regional securities exchange and not reported by Nasdaq, the term “trading day” will mean any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such issuance, our common stock at less than the average closing sale prices of our common stock for the 10 trading days preceding the announcement date for such distribution; or

•	distribute to all holders of our common stock, cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share fair market value exceeding 10% of the closing sale price of our common stock on the day preceding the announcement date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. If you will otherwise participate in the distribution without conversion, you will not have the right to convert pursuant to this provision.

In addition, if we are a party to a consolidation, merger or sale or transfer of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, then, in each case, you may surrender your notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until and including the date that is 15 days after the actual date of such transaction (or if such transaction also constitutes a designated event, until the repurchase date corresponding to such designated event).

As described below under “Conversion Rate Adjustments”, if we are a party to any such transaction pursuant to which our common stock is converted into cash, securities, or other property or assets, then the conversion value of each note will be determined based on the kind and amount of shares of stock, securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock equal to the conversion rate would have owned or been entitled to receive in such transaction. If the transaction also constitutes a designated event, you can require us to repurchase all or a portion of your notes as described below under “Repurchase At Option of the Holder Upon a Designated Event.”

Settlement Upon Conversion

Except to the extent we have irrevocably elected net share settlement upon conversion of the notes (as described below), in lieu of delivery of shares of our common stock in satisfaction of our obligation upon conversion of notes, we may elect to deliver cash or a combination of cash and shares of our common stock. If we elect to do so, we will inform the holders through the trustee of the method we choose to satisfy our obligation upon conversion of the notes no later than the second trading day immediately following the related conversion date.

If we choose to satisfy any portion of our conversion obligation in cash, we will specify the amount to be satisfied in cash as a percentage of the conversion obligation or a fixed dollar amount. We will treat all holders converting on the same trading day in the same manner. We will not, however, have any obligation to settle our conversion obligations arising on different trading days in the same manner. That is, we may choose on one trading day to settle in shares of our common stock only and choose on another trading day to settle in cash or a combination of cash and shares of our common stock.

If we elect to satisfy any portion of our conversion obligation in cash (other than cash in lieu of fractional shares), you may retract your conversion notice at any time during the two trading day period beginning on the trading day after we have notified the trustee of our method of settlement. We refer to this period as the “conversion retraction period,” and we refer to the last trading day in the conversion retraction period as the “retraction date.” You cannot retract your conversion notice if we have irrevocably elected net share settlement upon conversion before you delivered your conversion notice.

Settlement in shares of our common stock only will occur as soon as practicable after the third trading day following the conversion date.

Settlements made entirely or partially in cash will occur on the third trading day following the final trading day of the cash settlement averaging period (as defined below).

The settlement amount will be computed as follows:

(1)	If we elect to satisfy the entire conversion obligation in common stock, we will deliver to the holder a number of shares of our common stock equal to (i) the aggregate principal amount of notes to be converted divided by 1,000 and multiplied by (ii) the conversion rate in effect on the conversion date (provided that we will deliver cash in lieu of fractional shares).

(2)	If we elect to satisfy the entire conversion obligation in cash, we will deliver to the holder, for each $1,000 principal amount of notes to be converted, cash in an amount equal to the conversion value, as defined below.

(3)	If we elect to satisfy the conversion obligation in a combination of cash and common stock, we will deliver to the holder:

•	either (i) the dollar amount per $1,000 principal amount of notes to be converted specified in the notice regarding our chosen method of settlement (the “specified dollar amount”) or (ii) the percentage of the conversion obligation specified in the notice regarding our chosen method of settlement (the “specified percentage”) multiplied by the amount of cash that would be paid pursuant to clause (2) above, as the case may be; and

•	a number of whole shares per $1,000 principal amount of notes to be converted equal to the sum of the daily share amounts, as defined below, for each of the trading days in the cash settlement averaging period (provided that we will deliver cash in lieu of fractional shares).

The “cash settlement averaging period” means, in respect of a conversion date, the twenty consecutive trading day period beginning on the trading day following the retraction date (or, in the case that we have irrevocably elected net share settlement upon conversion before you delivered your conversion notice, on the trading day following the conversion date), which period may extend beyond the redemption date or maturity date of the notes.

The “conversion value” per $1,000 principal amount of notes will be an amount equal to the sum of the daily conversion value amounts, as defined below, for each of the trading days in the cash settlement averaging period.

The “daily conversion value amount” means, for each trading day of the cash settlement averaging period and for each $1,000 principal amount of notes, the amount equal to the closing sale price of our common stock on such trading day multiplied by the conversion rate in effect on such trading day divided by 20.

The “daily share amount” means, for each trading day of the cash settlement averaging period and for each $1,000 principal amount of notes, a number of shares (but in no event less than zero) determined by the following formula:

conversion rate in effect on such trading day x (100% - Y%)
20

where Y% is equal to (i) in the case where our notice to settle a portion of our conversion obligation in cash and common stock sets forth a specified percentage, such specified percentage, or (ii) in the case where our notice to settle a portion of our conversion obligation in cash and common stock sets forth a specified dollar amount, a percentage equal to (a) such specified dollar amount per $1,000 principal amount of notes divided by the conversion value multiplied by (b) 100.

If an event requiring an anti-dilution adjustment occurs subsequent to any trading day and prior to delivery of the daily share amount for such note upon settlement, such daily share amount will be appropriately adjusted.

Our Right to Irrevocably Elect Net Share Settlement Upon Conversion

At any time on or prior to the maturity date, we may irrevocably elect to satisfy our conversion obligation with respect to the principal amount of the notes to be converted after the date of such election with a combination of cash and shares of our common stock as set forth below. Such election would be in our sole discretion without the consent of the holders of notes. If we make such election, we will notify the trustee and the holders of notes at their addresses shown in the register of the registrar.

For each $1,000 principal amount of notes surrendered for conversion, holders will receive a settlement amount, which will be computed as follows:

(1)	where the conversion value is less than or equal to $1,000, the settlement amount shall be an amount in cash equal to such conversion value, or

(2)	where the conversion value is greater than $1,000, the settlement amount shall be computed as if we had elected to settle a portion of our conversion obligation with a combination of cash and common stock with a specified dollar amount as described in clause (3) above of the computation of the settlement amount, and such specified dollar amount shall be equal to $1,000.

Conversion Rate Adjustments

We will adjust the conversion rate if any of the following events occurs:

(1)	we issue common stock as a dividend or distribution on our common stock;

(2)	we issue to all holders of our common stock certain rights or warrants entitling them to purchase our common stock, for a period expiring within 45 days of the record date for such issuance, at less than the average closing sale prices of our common stock for the 10 trading days preceding the announcement date for such distribution;

(3)	we subdivide or combine our common stock;

(4)	we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding;

•	rights or warrants specified above; and

•	dividends or distributions specified above.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq Stock Market or such other national or regional exchange or market on which the securities are then listed or quoted.

If we distribute cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (a) the numerator of which shall be the Current Market Price of a share of our common stock on the record date, and (b) the denominator of which shall be the same price of a share on the record date less the amount of the distribution. “Current Market Price” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For the purposes of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

(5)	we make, or one of our subsidiaries makes, a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(6)	someone, other than us or one of our subsidiaries, makes a payment in respect of a tender offer or exchange offer and, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (6) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (6) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock and the rights have not separated from our common stock, you will receive, in addition to the common stock, the rights under the rights plan. If prior to any conversion, the rights have separated from the common stock, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events (assuming, in a case in which holders of our common stock may exercise rights of election, that a holder of notes would not have exercised any right of election as to the stock, other securities, other property, assets or cash receivable in connection therewith and received per share of our common stock the kind and amount of consideration received per share by a plurality of non-electing shares of our common stock).

You may in some situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in some other situations requiring a conversion rate adjustment. See “United States Federal Income Tax Considerations—Dividends.”

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “United States Federal Income Tax Considerations—Dividends.” We will comply with any applicable provisions of Rule 13e-4 and any other applicable tender offer rules under the Exchange Act in the event of any such increase in the conversion rate.

We will not make any adjustment in the conversion rate unless such adjustment would require a change of at least 1% in the conversion rate in effect at such time. We will carry forward any adjustments that are less than 1% of the conversion rate, provided that we will make any carried forward adjustments (a) on each anniversary of the first date of issue of the notes, (b) five business days prior to the maturity of the notes, whether at stated maturity or otherwise, and (c) five business days prior to the repurchase date in connection with a designated event. We will not make any adjustments if holders of notes are permitted to participate in the transactions described above in clauses (1) through (6) that would otherwise require adjustment of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Make Whole Payment Upon the Occurrence of a Fundamental Change

If you elect to convert your notes upon the occurrence of a fundamental change that occurs prior to June 1, 2010, in some circumstances, we will increase the applicable conversion rate for the notes such that you will be entitled to receive, in addition to a number of shares of common stock (or cash or a combination of cash and shares of our common stock, if we so elect) equal to the applicable conversion rate, an additional number of shares of common stock (or cash or a combination of cash and shares of our common stock, if we so elect), which we refer to as the additional shares, as described below.

The number of additional shares will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective, which we refer to as the effective date, and the average of the closing sale prices of our common stock over the five trading day period ending on the trading day immediately preceding the effective date, which we refer to as the stock price.

The stock prices set forth in the first row of the table below (i.e., the column header) will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner and for the same events as the conversion rate as set forth under “—Conversion of Notes.”

The following table sets forth the number of additional shares per $1,000 principal amount of notes, based on the closing sale price of our common stock on the date of pricing this offering of $14.84 per share:

Effective Date	Stock Price
	$14.84	$15.00	$16.00	$17.00	$18.00	$19.00	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00	$75.00	$90.00

June 1, 2005	11.2309	10.9981	9.7048	8.6447	7.7659	7.0317	6.4122	4.3922	3.3110	2.6398	2.1796	1.5787	1.1968	0.8260	0.5862
June 1, 2006	10.8542	10.6006	9.2027	8.0735	7.1519	6.3941	5.7652	3.8012	2.8199	2.2372	1.8471	1.3434	1.0235	0.7109	0.5069
June 1, 2007	10.5458	10.2595	8.6952	7.4537	6.4604	5.6611	5.0126	3.1092	2.2535	1.7784	1.4703	1.0766	0.8255	0.5782	0.4151
June 1, 2008	10.2731	9.9344	8.1041	6.6845	5.5797	4.7186	4.0441	2.2538	1.5832	1.2484	1.0384	0.7685	0.5937	0.4198	0.3042
June 1, 2009	10.0670	9.6316	7.3064	5.5641	4.2721	3.3257	2.6369	1.1691	0.8088	0.6526	0.5509	0.4127	0.3208	0.2289	0.1677
June 1, 2010	11.2309	10.5122	6.3455	2.6690	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth on the table, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365/366-day year.

•	If the stock price is in excess of $90.00 per share, subject to adjustment, we will not increase the conversion rate by any additional shares.

•	If the stock price is less than $14.84 per share, subject to adjustment, we will not increase the conversion rate by any additional shares.

Notwithstanding the foregoing, in no event will the total number of shares issuable upon conversion of a note (after giving effect to the make whole adjustment described above) exceed 67.3854 per $1,000 principal amount of notes, subject to adjustment in the same manner and for the same events as the conversion rate as set forth under “—Conversion of Notes.”

The receipt of the make whole payment may be treated as a distribution subject to U.S. federal income tax as a dividend. See “United States Federal Income Tax Considerations—Dividends.”

Our obligation to adjust the applicable conversion rate and deliver the additional shares upon a fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Optional Redemption by GSI

We may not redeem the notes prior to June 6, 2010. On and after June 6, 2010, we may redeem the notes in whole or in part for an amount in cash equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the redemption date. However, if the redemption date occurs after a record date and on or prior to the corresponding interest payment date, we will pay accrued and unpaid interest to, but excluding, the redemption date, to the record holder on the record date corresponding to such interest payment date and the redemption price payable to the holder who presents the note for redemption will be 100% of the principal amount of such note and will not include any interest. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date. This notice will state, among other things, whether we have elected to settle our obligation upon conversion in cash or a combination of cash and shares of our common stock in lieu of shares of our common stock only. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing, or if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Repurchase at Option of the Holder

You have the right to require us to repurchase all or a portion of the notes on June 1 of 2010, 2015, and 2020 (each such date, a “repurchase date”). We will be required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent, who will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the date two business days prior to the repurchase date. If a repurchase notice is given and withdrawn during that period we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable will be an amount in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding the repurchase date. However, if the repurchase date occurs after a record date and on or prior to the corresponding interest payment date, we will pay accrued and unpaid interest to, but excluding, the repurchase date to the record holder on the record date immediately preceding the repurchase date and the repurchase price payable to the holder who presents the note for repurchase will be 100% of the principal amount and will not include any interest.

We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

The repurchase notice given by each holder must state:

•	if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the date that is two business days prior to the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the repurchase date:

•	the note will cease to be outstanding;

•	interest, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

We may be unable to repurchase the notes on a repurchase date. We may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under some circumstances, or expressly prohibit our repurchase of the notes. If a repurchase date occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

No notes may be repurchased by us at the option of the holders on any repurchase date if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Repurchase at Option of the Holder Upon a Designated Event

If a designated event occurs at any time prior to the maturity of the notes, you will have the right to require us to repurchase your notes, in whole or in part, on a repurchase date specified by us that is 30 days after the date of our notice of the designated event. The notes will be repurchased in multiples of $1,000 principal amount.

We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued interest to, but excluding, the repurchase date. However, if the repurchase date occurs after a record date and on or prior to the corresponding interest payment date, we will pay accrued and unpaid interest to, but excluding, the repurchase date to the record holder on the record date immediately preceding the repurchase date and the repurchase price payable to the holder who presents the note for repurchase will be 100% of the principal amount and will not include any interest.

We will mail to all record holders a notice of a designated event within 15 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to require us to repurchase your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our designated event notice, your repurchase notice. We will promptly pay the repurchase price for notes surrendered for repurchase following the later of the repurchase date and the time of book-entry transfer or delivery of the notes to be repurchased, duly endorsed for transfer. If the paying agent holds money sufficient to pay the repurchase price for any note on the business day following the repurchase date, then, on and after the repurchase date, the notes will cease to be outstanding, interest will cease to accrue and all other rights of the holder will terminate, except the right to receive the repurchase price. This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the repurchase notice.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, in connection with which 50% or more of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not at least 90% common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq Stock Market or any similar U.S. system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock, or other common stock into which the notes are then convertible, is neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq Stock Market.

We will comply with any applicable provisions of Rule 13e-4 and any other applicable tender offer rules under the Exchange Act in the event of a designated event.

These designated event repurchase rights could discourage a potential acquirer. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under some circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase or redeem the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by GSI

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state of the United States or the District of Columbia;

•	the successor person, if other than us, assumes all of our obligations under the notes and the indenture;

•	after giving effect to such transaction, there is no event of default, and no event that, after notice or passage of time or both, would become an event of default; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

When such a person assumes our obligations in such circumstances, subject to some exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following will be events of default under the indenture:

•	we fail to pay principal or premium, if any, when due at maturity, upon redemption, repurchase or otherwise on the notes;

•	we fail to pay any interest on the notes, when due and such failure continues for a period of 30 days;

•	we fail to provide notice of the occurrence of a designated event on a timely basis;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice;

•	we fail to deliver the shares of our common stock or any cash in lieu of shares, as the case may be, upon conversion of the notes within the time period required by the indenture, and such failure continues for a period of 5 days;

•	some events involving our bankruptcy, insolvency or reorganization;

•	default in the payment of principal when due at stated maturity of other indebtedness or acceleration of such other indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $15 million, and such default or acceleration has not been cured, rescinded or annulled within a period of 30 days after written notice as provided in the indenture; or

•	any judgment or judgments for the payment of money in excess of $15 million are rendered against us or one of our subsidiaries that are not waived, satisfied or discharged for any period of 30 days during which a stay of enforcement is not in effect.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium or interest on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest, on the outstanding notes to be immediately due and payable. In case of some events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, or interest that became due as a result of the acceleration, and meet some other conditions, with some exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend some provisions of the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

•	extend the fixed maturity of such note;

•	reduce the rate or extend the time for payment of interest on such note;

•	reduce the principal amount of such note;

•	reduce any amount payable upon redemption or repurchase of such note;

•	after the occurrence of a designated event, adversely change our obligation to repurchase such note upon a designated event;

•	impair the right of a holder to institute suit for payment on such note;

•	change the currency in which such note is payable;

•	reduce the number of shares or the amount of any other property receivable upon conversion, including any additional shares, other than in accordance with the indenture, or otherwise impair the right of a holder to convert such note;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture; or

•	subject to specified exceptions, modify some of the provisions of the indenture relating to modification or waiver of provisions of the indenture.

In addition, a modification or amendment that would, prior to the occurrence of a designated event, adversely change our obligation to repurchase any note upon a designated event requires the consent of two-thirds of the holders of the outstanding notes.

We are permitted to modify some provisions of the indenture without the consent of the holders of the notes.

The holders of a majority in principal amount of the outstanding notes may waive our compliance with certain restrictive provisions of the indenture. Subject to the foregoing, the holders of a majority in principal amount of the outstanding notes may waive any past default under the indenture, except a default in the payment of principal or interest.

Form, Denomination and Registration

The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and multiples of $1,000.

Global Note, Book-Entry Form

Notes will be evidenced by one or more global notes. We will deposit the global note or notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, whom we refer to as participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or some banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, who we refer to as indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co., for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest on and the redemption or repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC, has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. We will issue notes in definitive certificated form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; or

•	an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes and any holder shall have requested in writing the issuance of definitive certificated notes.

Information Concerning the Trustee

We have appointed JPMorgan Chase Bank, NA, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in some cases or to realize on some property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

The notes and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of the common stock into which the notes may be converted. This description does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These authorities may change, possibly on a retroactive basis, or the Internal Revenue Service might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below.

This description does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances, or to certain types of holders subject to special treatment under U.S. federal income tax laws, such as

•	financial institutions,

•	real estate investment trusts,

•	regulated investment companies,

•	grantor trusts,

•	insurance companies,

•	tax-exempt organizations,

•	brokers or dealers in securities or foreign currencies,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	persons holding notes or common stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax,

•	persons that have a “functional currency” other than the U.S. dollar, and

•	partnerships or other entities taxed as partnerships for U.S. federal income tax purposes.

In addition, this description does not consider the effect of any foreign, state, local or other tax laws, or any U.S. tax considerations, such as estate or gift tax, other than U.S. federal income tax considerations, that may be applicable to particular holders. Further, this description assumes that holders hold the notes or common stock as capital assets, which is generally property held for investment, within the meaning of section 1221 of the Internal Revenue Code.

Investors considering the purchase of notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state or local laws and tax treaties.

Tax Consequences to U.S. Holders

For purposes of this description, a “U.S. Holder” is:

•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if a court within the United States can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (ii) the trust has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Interest

A U.S. Holder will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with such U.S. Holder’s regular method of accounting.

The notes could be subject to special rules that apply to contingent payment debt instruments. These rules may require a U.S. Holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of the note before the resolution of the contingencies. We might have been required to pay liquidated damages if we had failed to achieve registration of the notes. In addition, upon a fundamental change, we may be required to pay a make-whole premium. We do not believe that, because of these potential additional payments, the notes should be treated as contingent payment debt instruments. Therefore we do not intend to treat the notes as contingent payment debt instruments for federal income tax purposes. Unless otherwise noted, this discussion assumes that the notes are not subject to the contingent payment debt instrument rules.

Market Discount; Bond Premium

A U.S. Holder that purchases a note, with “market discount,” which generally occurs when the purchase price for the note is less than the note’s principal amount, will be subject to special rules. Under a de minimis exception, however, those special rules will not apply if the amount of market discount does not exceed one quarter of one percent of the stated redemption price at maturity multiplied by the number of full years remaining until the maturity of the notes. If the special rules apply, any gain recognized by the U.S. Holder upon a sale or other disposition of the note will generally be treated as ordinary income rather than capital gain to the extent of that portion of the market discount that accrued prior to the disposition. Market discount generally accrues on a straight line basis over the remaining term of the note, but the U.S. Holder can elect to compute accrued market discount based on a constant-yield method. The U.S. Holder of a note with market discount might be required to recognize gain to the extent of accrued market discount even if the disposition takes a form, such as a gift, in which the U.S. Holder would not normally be required to recognize gain. The market discount rules will not affect the tax consequences to the U.S. Holder upon conversion of the note solely into common stock, which will generally be nontaxable under the rules described under “—Conversion of the Notes.” The market discount accrued prior to conversion, however, will be carried over to the stock received on conversion, so that any gain recognized by the U.S. Holder upon disposition of the stock will be treated as ordinary (interest) income to the extent of such market discount. If a U.S. Holder of a note with market discount receives cash, in addition to common stock, upon conversion of the note, the U.S. Holder will recognize gain as described under “—Conversion of the Notes” and may recognize ordinary income to the extent of accrued market discount. If the U.S. Holder’s purchase of the notes is debt-financed, the U.S. Holder will not be entitled to deduct interest expense allocable to accrued market discount until the U.S. Holder recognizes the corresponding income. Finally, the U.S. Holder of a note with market discount may elect to include the market discount in income as it accrues. If a U.S. Holder makes this election, any gain recognized on a disposition of the note will be entirely capital gain, and the rules deferring the deduction of interest on related loans will not apply.

If a U.S. Holder purchases a note at a price that exceeds the principal amount plus accrued interest, the U.S. Holder generally can elect to amortize the premium, using a constant yield method, to reduce the interest income reported by the U.S. Holder for each period. Any premium paid on acquiring a note is not amortizable, however, to the extent that it reflects the value of the conversion privilege of the note. Once made, such an election is revocable only with Internal Revenue Service consent. The election applies to all bonds, other than bonds the interest on which is not includible in gross income, held by the electing U.S. Holder at the beginning of the first taxable year to which the election applies and all such bonds thereafter acquired by the U.S. Holder. If the U.S. Holder elects to amortize premium, the amortized premium would reduce the U.S. Holder’s tax basis in the note.

Sale, Exchange, Redemption or Repurchase of the Notes

A U.S. Holder generally will recognize capital gain or loss if the U.S. Holder disposes of a note in a sale, exchange, redemption or repurchase other than a conversion of the note solely into common stock. The U.S. Holder’s gain or loss will generally equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the note. The U.S. Holder’s adjusted tax basis in the note will generally equal the amount the U.S. Holder paid for the note increased by the amount of any market discount previously included in income by the U.S. Holder with respect to the note and reduced by any amortized premium. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note, except that the portion of any proceeds attributable to accrued interest, including accrued unrecognized market discount, as discussed above, will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest or market discount in income. The gain or loss recognized by a U.S. Holder on a disposition of the note will be long-term capital gain or loss if the U.S. Holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Conversion of the Notes

A U.S. Holder who converts his or her note solely into common stock generally will not recognize any income, gain or loss upon the conversion. The U.S. Holder will recognize gain, however, if the U.S. Holder receives any cash on such conversion, including cash in lieu of a fractional share. Such gain or loss will generally equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the note. If the U.S. Holder receives cash in lieu of a fractional share the gain or loss will be measured by the difference between the cash received in lieu of a fractional share and the U.S. Holder’s adjusted tax basis in the fractional share. Additionally, the fair market value of any common stock received with respect to accrued interest will be taxed as a payment of interest (as described above). The U.S. Holder’s aggregate basis in the common stock, including any fractional share for which cash is paid, will equal his or her adjusted basis in the note, and the U.S. Holder’s holding period for the stock will include the period during which such holder held the note.

Dividends

If, after a U.S. Holder converts a note and receives common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the U.S. Holder’s stock. Any remaining excess will be treated as capital gain. We are required to provide stockholders who receive dividends with an information return on Form 1099-DIV that states the extent to which the dividend is paid from our current or accumulated earnings and profits and is thus taxable as a dividend. If the U.S. Holder is a U.S. corporation, it generally would be able to claim a deduction equal to a portion of any dividends received. Under legislation enacted in 2003, dividends received by non-corporate U.S. Holders on common stock may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain holding period and other conditions are met.

The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. A change in conversion rate that allows U.S. Holders of notes to receive more shares of common stock on conversion may increase those noteholders’ proportionate interests in our earnings and profits or assets. In that case, those noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to those noteholders, even if they do not actually receive any cash or other property. A taxable constructive stock dividend would result to U.S. Holders of notes, for example, if the conversion rate were adjusted to compensate noteholders for distributions of cash or property to our stockholders.

Not all changes in conversion rate that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made under a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. On the other hand, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to the stockholders. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated in the same manner as dividends paid in cash or other property. Such dividends would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital or as capital gain but may not be eligible for the dividends-received deduction applicable to certain dividends paid to U.S. Holders that are corporations or for the reduced rates of tax applicable to certain dividends received by non-corporate U.S. Holders.

Sale of Common Stock

Subject to the special market discount rules discussed above, a U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Backup Withholding and Information Reporting

The Internal Revenue Code and the Treasury Regulations require those who make specified payments to report the payments to the Internal Revenue Service. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his or her taxpayer identification number to the payor or furnishing an incorrect identification number, or if the recipient has been notified by the Internal Revenue Service that such recipient has failed to report interest or dividends on his or her federal income tax returns. The information reporting and backup withholding rules do not apply to payments to corporations.

Payments of interest or dividends to individual U.S. Holders of notes or common stock generally will be subject to information reporting, and generally will be subject to backup withholding unless the U.S. Holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

Payments made to U.S. Holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. Sales made through a foreign office may not be subject to information reporting and/or backup withholding. You should consult with your tax advisor regarding backup withholding and information reporting for sales made through a foreign office. Any amounts withheld from a payment to a U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder.

Tax Consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a holder of a note or common stock that is not a U.S. Holder (as defined above).

“Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition of the notes or common stock and who is not otherwise a resident of the

United States for U.S. federal income tax purposes. Such a holder is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of the notes or common stock.

Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” persons eligible for benefits under income tax conventions to which the United States is a party, or U.S. expatriates. You should consult your own tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to you.

Payments of Interest

Subject to the discussion below concerning backup withholding, payments of principal and interest on the notes by us or our paying agent to any Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest:

•	the holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner, as discussed below.

Certification Requirement

Interest on a note will not be exempt from withholding tax unless the beneficial owner of the note certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a U.S. person.

If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be taxed in the same manner as a U.S. Holder (see “—Tax Consequences to U.S. Holders” above), except that the holder will be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. Such holders are urged to consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate).

Conversion of the Notes

A Non-U.S. Holder’s conversion of a note into our common stock will not be a taxable event, unless cash is received, including cash received in lieu of a fractional share (which will be treated as described below under “—Sale, Exchange or Other Disposition of the Notes or Common Stock”). The amount of any cash and the fair market value of any common stock received by a Non-U.S. Holder that is attributable to accrued but unpaid interest will be treated as described above under “—Payments of Interest.”

Sale, Exchange or Other Disposition of the Notes or Common Stock

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of notes or common stock, unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States; or

•	with respect to a note, a portion of the gain represents accrued interest, in which case the rules for interest would apply; or

•	with respect to common stock, we are or have been an U.S. real property holding corporation, as defined in the Internal Revenue Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter. Generally, a corporation is an U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Internal Revenue Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we currently are a U.S. real property holding corporation but there is no assurance that we are not such a corporation or that we will not become one in the future.

Dividends

Payments on our common stock will constitute dividends for United States federal income tax purposes, to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent dividends (including deemed dividends on the notes described above under “—Tax Consequences to U.S. Holders—Dividends”) are paid from our current or accumulate earnings and profits, they will be taxable as ordinary income. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Amounts treated as dividends paid to a Non-U.S. Holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide a valid Internal Revenue Service (the “IRS”) Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a Non-U.S. Holder that are effectively connected with a United States trade or business conducted by the Non-U.S. Holder are exempt from such withholding tax. In order to obtain this exemption, a Non-U.S. Holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits.

In addition to the graduated tax described above, dividends received by a corporate Non-U.S. Holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A Non-U.S. Holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is timely filed with the IRS. If a Non-U.S. Holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder of our common stock if the holder has provided the certification described above that it is not a United States person or has otherwise established an exemption.

Payments of the proceeds from a disposition effected outside the United States by a Non-U.S Holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting and/or backup withholding may apply to such a payment if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or a foreign partnership if (1) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate hold more than 50 percent of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless the broker has documentary evidence that the beneficial owner is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established. You should consult with your tax advisor regarding backup withholding and information reporting for sales made through a foreign office.

Payment of the proceeds from a disposition by a Non-U.S. Holder of common stock made by or through the United States office of a broker is generally subject to information reporting and backup withholding unless the Non-U.S. Holder certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

European Union Tax Reporting and Withholding

The Council of the European Union approved, on June 3, 2003, Council Directive 2003/48/EC regarding the taxation of savings income. Under the Directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payor or payee. This requirement is subject to the right of Belgium, Luxembourg and Austria to opt instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years).

The Council agreed on July 19, 2004, in Council Decision 2004/587/EC, that the Directive will become effective on July 1, 2005. However, this effective date is contingent on certain non-members of the European Union (Switzerland, Liechtenstein, Andorra, Monaco and San Marion), as well as dependent and associated territories of the United Kingdom and the Netherlands, adopting equivalent measures, including the option to apply withholding taxes, effective on the same date. There is no assurance that all such non-members and territories will satisfy this condition. As a result, the effective date of the Directive may be delayed, and no assurance can be given concerning whether or on what date the Directive will become effective.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 90,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value. As of May 12, 2005, there were 41,864,915 shares of our common stock outstanding held of record by approximately 1,938 stockholders of record and no shares of preferred stock outstanding.

Common Stock

Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any then outstanding preferred stock.

Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board may from time to time determine.

Voting Rights.    Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders and does not have cumulative voting rights.

No Preemptive or Other Rights.    Other than pursuant to contractual rights described in “—Pre-emptive Rights,” holders of common stock are not entitled to preemptive, subscription, conversion or redemption rights.

Right to Receive Liquidation Distributions.    Upon our liquidation, dissolution or winding-up, the holders of our common stock and any participating preferred stock outstanding at that time are entitled to receive ratably our net assets available after the payment of all debts and other claims and payment of any liquidation preferences on any outstanding preferred stock.

Preferred Stock

Our board of directors may from time to time authorize the issuance of one or more series of preferred stock without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to, among other things, issue shares of preferred stock in one or more series, establish the number of shares constituting a series, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative, participating, optional or other rights, and qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares of preferred stock then outstanding) by the affirmative vote of the holders of a majority of the common stock, without a vote of the holders of the preferred stock, or of any series thereof, unless a vote of the preferred stockholders is required pursuant to the terms of any certificate of designation with respect to any series of preferred stock.

One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of such preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting the payment of dividends on our common stock;

•	diluting the voting power of our common stock;

•	reducing the amount of assets remaining for payment to holders of shares in the event of a liquidation of assets;

•	delaying or preventing a change in control without further action by the stockholders; or

•	decreasing the market price of our common stock.

Warrants

As of May 12, 2005, we had warrants outstanding to purchase an aggregate of 812,250 shares of our common stock at an average weighted exercise price of $7.71 per share, 612,250 of which are vested and presently exercisable.

Shares Authorized Under Plans

As of May 12, 2005, we had 6,536,795 shares of common stock reserved for issuance upon exercise of outstanding options granted under our 1996 plan with a weighted average exercise price of $9.63 per share, 5,141,278 of which are vested and presently exercisable; and 147,500 shares of common stock reserved for issuance upon exercise of outstanding options granted under other of our plans with a weighted average exercise price of $3.00 per share, all of which are vested and presently exercisable. In addition, as of May 12, 2005, we had 239,146 shares of common stock reserved for issuance upon vesting of outstanding restricted stock units awarded under our 1996 plan. The number of shares issuable upon the exercise of outstanding options excludes the 90,000 shares of common stock which are to be issued upon the exercise of options held by certain selling stockholders and sold in this offering. In addition, as of May 12, 2005, the total number of additional shares for which awards could be granted under our 1996 Equity Incentive Plan, also referred to as the 1996 plan, was 35,526.

In March 2005, our board of directors approved the 2005 Equity Incentive Plan, also referred to as the 2005 plan. The 2005 plan is being submitted as a proposal at our 2005 annual meeting of stockholders. If the 2005 plan is adopted by stockholders, the 2005 plan will replace, on a prospective basis, our 1996 plan and no new grants will be made from our 1996 plan. Any shares remaining available for issuance under the 1996 plan will be rolled into the 2005 plan. A maximum of 2,000,000 shares plus those shares remaining available for issuance under the 1996 plan will be available for issuance under the 2005 plan.

Registration Rights

After giving effect to this offering, assuming the exercise of the underwriters’ over-allotment option in full, the holders of approximately 26,617,881 shares of common stock and the holders of warrants to purchase an aggregate of 512,500 shares of common stock, upon exercise of the warrants, will have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold, subject to conditions and limitations set forth in the respective agreements. After giving effect to this offering, assuming the exercise of the underwriters’ over-allotment option in full, the holders of approximately 26,617,881 shares of common stock and the holders of warrants to purchase an aggregate of 522,500 shares of common stock, upon exercise of the warrants, will have the right to include these shares in any registration statement on a Form S-1, S-2 or S-3 that we file with the Securities and Exchange Commission, subject to conditions and limitations set forth in the respective agreements.

Pre-emptive Rights

Three of our stockholders, SOFTBANK, QK Holdings, Inc. and Rustic Canyon Ventures LP, have entered into agreements with us which provide them with pre-emptive rights with respect to new issuances of our common stock. We have received waivers related to such pre-emptive rights with respect to this offering of common stock from each of these entities.

Anti-Takeover Provisions

Our certificate of incorporation provides that our board of directors may issue shares of preferred stock with voting or other rights without stockholder action.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15.0% or more of our outstanding voting stock (otherwise known as an interested stockholder);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder;

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10.0% of our assets.

However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an interested stockholder, prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85.0% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

The possible issuance of preferred stock and the requirements of Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change in control of us, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

In addition, QK Holdings contractually has veto rights over our ability to execute any change of control transaction with, or sales of assets or equity to, certain specified companies or their affiliates.

Limitations on Liability and Indemnification of Officers and Directors

Certificate of Incorporation/Bylaws.    Our certificate of incorporation contains provisions permitted under Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. In addition, our bylaws provide indemnification of our directors and officers to the fullest extent permitted by Delaware General Corporation Law.

Indemnification Agreements.    We also entered into separate indemnification agreements with our directors and some of our officers that provide them indemnification protection that is greater than the protection currently provided under Delaware General Corporation Law.

The indemnification agreements, among other things:

•	confirm the present indemnity provided by our bylaws and provide that this indemnity will continue despite future changes in our bylaws, as the indemnification agreements will be our contractual obligations, unlike our bylaws which may be amended by our stockholders or our board;

•	provide further indemnification to the fullest possible extent permitted by law against all expenses (including attorneys’ fees), judgments, fines and settlement amounts paid or incurred by a director or officer in any action or proceeding, including any action by us or in our own right, on account of service as our director, officer, employee, attorney or agent or any of our subsidiaries or any other company or enterprise at our request;

•	cover all actions and proceedings, even if they arise from acts or omissions by a director or officer occurring before the execution of the agreements;

•	continue in force so long as the individual continues to serve in such capacity on our behalf and cover liabilities related to his activities in any such capacity regardless of future changes to our corporate documents;

•	provide for payment of expenses in advance of a final disposition of the action or suit, regardless of the recipient’s ability to make repayments, and provide that all repayment obligations in respect of any such advances will be unsecured and interest-free;

•	provide protection during the determination process in the event there is a change of control of us or our board and grant our directors and officers rights to appeal a denial of indemnification to a court of competent jurisdiction; and

•	except as discussed below with respect to violations of Section 16(b) of the Securities Exchange Act of 1934 and expenses or liabilities which are covered by insurance, provide that directors or officers who rely on our records or upon information supplied by our officers, legal counsel, outside accountants or appraisers are deemed to have acted in a manner which would entitle our directors or officers to indemnification under the indemnification agreements.

However, a director or officer is not entitled to indemnification under these agreements unless that director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests.

In addition, no indemnification will be provided in respect of any suit in which judgment is rendered against a director or officer for an accounting of profits from a purchase or sale of our securities in violation of Section 16(b) of the Securities Exchange Act of 1934, or of any successor statute, or for expenses or liabilities which have been paid directly to a director or officer by an insurance carrier under a policy of directors’ and officers’ liability insurance.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

Our common stock trades on the Nasdaq National Market under the symbol “GSIC.”

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and the company has agreed to sell to them, severally, $50.0 million aggregate principal amount of notes, in the amounts set forth opposite their names below:

Name	Principal Amount
Morgan Stanley & Co. Incorporated	$27,500,000
Bear, Stearns & Co. Inc.	$15,000,000
CIBC World Markets Corp.	$2,500,000
Friedman, Billings, Ramsey & Co. Inc	$2,500,000
Pacific Crest Securities Inc.	$2,500,000

Total	$50,000,000

The underwriters, collectively, and the representative are referred to as the “underwriters” and the “representative”, respectively. The underwriters are offering the notes subject to their acceptance of the notes from the company and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus if any such notes are taken. However, the underwriters are not required to take or pay for the notes covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the notes directly to the public at the public offering price listed on the cover page of this prospectus. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional $7.5 million aggregate principal amount of notes at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the notes offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional notes as the number listed next to the underwriter’s name in the preceding table bears to the aggregate principal amount of notes listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $57.5 million, the total underwriters’ discounts and commissions would be $1,940,625 and total net proceeds (before expenses) to the company would be $55,559,375.

The following table shows the total underwriting discounts and commissions to be paid to the underwriters by the company for the notes. These amounts are shown assuming both no exercise and full exercise of the option of the underwriters to purchase up to an additional $7.5 million principal amount of notes.

	Per $1,000 principal amount of notes		Total
	No exercise	Full exercise	No exercise	Full exercise
Underwriting discounts and commissions paid by us	$33.75	$33.75	$1,687,500	$1,940,625

The notes are a new issue of securities with no established trading market. The underwriters have advised us that they presently intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market-making activity may be discontinued at any time at the sole discretion of the representative. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

We and our directors, executive officers and certain of our other stockholders have agreed, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, subject to the exceptions described below, not to, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, referred to as common stock rights; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in this paragraph do not apply to:

•	the sale of notes to the underwriters;

•	the sale of the shares of our common stock offered concurrently herewith;

•	the issuance by us of shares of common stock (i) upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus, or (ii) upon the conversion of our convertible notes due 2005;

•	the issuance by us of shares of common stock or common stock rights (i) pursuant to our stock option and equity compensation plans outstanding on the date of this prospectus (including but not limited to our 2005 Equity Incentive Plan), (ii) in connection with any acquisition, partner agreement or strategic agreement, provided that, in each case, each recipient agrees in writing with us to be bound to the restrictions set forth herein, or (iii) upon the exercise or conversion of any common stock rights issued pursuant to the foregoing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offerings of the shares and the notes;

•	the exercise of any stock option, warrant or other right to acquire shares of common stock, the conversion of a security convertible into common stock, or any disposition of shares of common stock (i) in lieu of payment of the exercise or conversion price thereof or (ii) to us to satisfy any withholding tax obligation in connection with such exercise or conversion;

•	transfers to any member of the immediate family of the transferor or to any trust for the direct or indirect benefit of such transferor or as bona fide gifts, provided that, in each case, each transferee and the trustee of any such trust, as applicable, agrees to be bound in writing to the restrictions described herein; or

•	if the holder is an individual, the transfer of any shares as a result of testate or intestate succession, or in the event that the individual becomes permanently disabled, provided, that, in each case, each transferee agrees to be bound in writing to the restrictions described herein.

In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes for their own account. A short sale is covered if the short position is no greater than the principal amount of notes available for purchase by the underwriters under their option to purchase additional notes. The underwriters can close out a covered short sale by exercising their over-allotment option to purchase additional notes or purchasing the notes in the open market. In determining the source of notes to close out a covered short sale, the underwriters will consider, among other things, the open market price of notes compared to the price available under the over-allotment option. The underwriters may also sell notes in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, certain of the underwriters have provided, and may provide, various financial advisory or investment banking services to us. The underwriters are also acting as underwriters with respect to the offering of 1,500,000 shares of our common stock being offered by us, for which they have received and may continue to receive customary fees and commissions, and 1,603,500 shares of our common stock being offered by certain stockholders being conducted concurrently with this offering. CIBC World Markets Corp. acted as lead manager in connection with the initial public offering of Odimo Incorporated. As of April 28, 2005, we beneficially owned approximately 11.5% of the outstanding common stock of Odimo Incorporated.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect thereof.

LEGAL MATTERS

The validity of the notes and the underlying common stock offered hereby have been passed upon for us by Blank Rome LLP. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP.

EXPERTS

The consolidated financial statements as of January 3, 2004 and January 1, 2005, and for each of the three years in the period ended January 1, 2005, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Amendment No. 2 to the Annual Report on Form 10-K/A for the year ended January 1, 2005, and the consolidated financial statements as of January 3, 2004 and January 1, 2005, and for each of the three years in the period ended January 1, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which appear herein and are incorporated herein by reference, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov or on our website at www.gsicommerce.com/investors. The information on the Web site listed above is not and should not be considered part of this prospectus and is not incorporated by reference in this document. This Web site is and is only intended to be an inactive textual reference.

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and any filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of common stock under this prospectus; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K. The information incorporated by reference into this prospectus is considered a part of this prospectus, and information that we file later with the Securities and Exchange Commission, prior to the termination of the offering of common stock under this prospectus, will automatically update and supersede the previously filed information.

•	Our Annual Report on Form 10-K for our fiscal year ended January 1, 2005, as amended.

•	Our Quarterly Report on Form 10-Q for our quarterly period ended April 2, 2005.

•	Our Current Reports on Form 8-K filed on January 31, 2005, February 2, 2005, March 11, 2005 and May 4, 2005 (other than the information furnished under Item 2.02 of such report).

•	The description of our common stock contained in our Form 8-A filed with the Securities and Exchange Commission on March 19, 1988 under Section 12(g) of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than exhibits to documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates), at no cost, by writing to or telephoning us at the following address:

GSI Commerce, Inc.

935 First Avenue

King of Prussia, PA 19406

Attention: Investor Relations

(610) 265-3229

GSI COMMERCE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	January 1, 2005	April 2, 2005
ASSETS
Current assets:
Cash and cash equivalents	$20,064	$10,736
Marketable securities	55,359	32,487
Accounts receivable, net of allowance of $406 and $388, respectively	14,908	9,431
Inventory	37,773	34,013
Prepaid expenses and other current assets	2,382	2,193

Total current assets	130,486	88,860

Property and equipment, net	74,286	76,453
Goodwill	13,453	13,453
Other equity investments	2,847	5,650
Other assets, net of accumulated amortization of $4,416 and $4,913, respectively	10,824	10,317

Total assets	$231,896	$194,733

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$58,762	$31,918
Accrued expenses and other	31,691	21,576
Deferred revenue	9,370	8,679
Current portion—long-term debt and other	971	589

Total current liabilities	100,794	62,762

Long-term debt and other	13,564	13,410
Mandatorily redeemable preferred stock, Series A, $0.01 par value, 10,000 shares authorized; 0 shares issued and outstanding as of January 1, 2005 and April 2, 2005	—	—

Total liabilities	114,358	76,172
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value, 4,990,000 shares authorized; 0 shares issued and outstanding as of January 1, 2005 and April 2, 2005	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized; 41,584,061 and 41,778,856 shares issued as of January 1, 2005 and April 2, 2005, respectively; 41,582,851 and 41,772,246 shares outstanding as of January 1, 2005 and April 2, 2005, respectively	416	418
Additional paid in capital	294,495	295,021
Accumulated other comprehensive (loss) income	(104)	2,067
Accumulated deficit	(177,269)	(178,945)

Total stockholders’ equity	117,538	118,561

Total liabilities and stockholders’ equity	$231,896	$194,733

The accompanying notes are an integral part of these condensed consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended
	April 3, 2004	April 2, 2005
Revenues:
Net revenues from product sales	$56,878	$76,652
Service fee revenues	9,390	14,706

Net revenues	66,268	91,358
Cost of revenues from product sales	41,508	57,626

Gross profit	24,760	33,732

Operating expenses:
Sales and marketing, exclusive of $494 and $189 reported below as stock-based compensation, respectively	17,449	20,911
Product development, exclusive of $49 and $(30) reported below as stock-based compensation, respectively	4,483	6,589
General and administrative, exclusive of $84 and $(389) reported below as stock-based compensation, respectively	3,920	5,225
Stock-based compensation	627	(230)
Depreciation and amortization	2,599	3,122

Total operating expenses	29,078	35,617

Other (income) expense:
Other (income) expense	—	(99)
Interest expense	—	233
Interest income	(290)	(343)

Total other (income) expense	(290)	(209)

Net loss	$(4,028)	$(1,676)

Loss per share—basic and diluted:
Net loss	$(0.10)	$(0.04)

Weighted average shares outstanding—basic and diluted	40,868	41,662

The accompanying notes are an integral part of these condensed consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended
	April 3, 2004 (as restated See Note 17)	April 2, 2005

Cash Flows from Operating Activities:
Net loss	$(4,028)	$(1,676)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,599	3,122
Stock-based compensation	627	(230)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,870)	5,477
Inventory	1,847	3,760
Prepaid expenses and other current assets	(79)	189
Notes receivable	180	—
Other assets, net	35	9
Accounts payable and accrued expenses and other	(12,584)	(36,959)
Deferred revenue	(1,773)	(691)

Net cash used in operating activities	(16,046)	(26,999)

Cash Flows from Investing Activities:
Acquisition of property and equipment	(2,393)	(5,280)
Deferred cost in other	—	(247)
Net cash paid for equity investments	—	(136)
Purchases of marketable securities	(8,664)	(9,177)
Sales of marketable securities	8,455	32,000

Net cash (used in) provided by investing activities	(2,602)	17,160

Cash Flows from Financing Activities:
Repayments of loan	—	(339)
Repayments of capital lease obligations	—	(160)
Repayments of mortgage note	—	(38)
Deferred cost paid	—	(199)
Proceeds from exercises of common stock options	903	1,247

Net cash provided by financing activities	903	511

Net decrease in cash and cash equivalents	(17,745)	(9,328)
Cash and cash equivalents, beginning of period	38,808	20,064

Cash and cash equivalents, end of period	$21,063	$10,736

The accompanying notes are an integral part of these condensed consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

April 2, 2005 (Unaudited)

NOTE 1—BASIS OF PRESENTATION

GSI Commerce, Inc. (“GSI” or the “Company”), a Delaware corporation, is a leading provider of e-commerce solutions that enable retailers, branded manufacturers, entertainment companies and professional sports organizations to operate e-commerce businesses. The Company began its e-commerce business in 1999 and initially targeted the sporting goods category. Since 2001, the Company expanded into five additional categories: apparel, beauty, consumer electronics, entertainment and home. The Company provides solutions for its partners through its integrated e-commerce platform, which is comprised of three components—core technology, supporting infrastructure and partner services. Through the Company’s integrated e-commerce platform, it provides Web site administration, Web infrastructure and hosting, business intelligence, an e-commerce engine, order management, fulfillment, drop shipping, customer service, buying, creative design, Web site usability, testing and enhancements, channel integration, business-to-business (B-to-B) services, content development and imaging, e-commerce strategy, online marketing and customer relationship management (CRM). The Company derives virtually all of its revenues from sales of products by the Company through its partners’ e-commerce businesses and service fees earned by the Company in connection with the development and operation of its partners’ e-commerce businesses.

The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and in accordance with the instructions for Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

The accompanying financial information is unaudited; however, in the opinion of the Company’s management, all adjustments (consisting of normal recurring adjustments and accruals) necessary to present fairly the financial position, results of operations and cash flows for the periods reported have been included. The results of operations for the periods reported are not necessarily indicative of those that may be expected for a full year.

This quarterly report should be read in conjunction with the financial statements and notes thereto included in the Company’s audited financial statements presented in the Company’s Annual Report on Form 10-K/A Amendment No. 2 filed with the Securities and Exchange Commission (“SEC”) on May 6, 2005.

NOTE 2—ACCOUNTING POLICIES

Basis of Consolidation:    The financial statements presented include the accounts of the Company and all wholly and majority-owned subsidiaries. All significant inter-company balances and transactions among consolidated entities have been eliminated.

Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Fair Values:    The estimated fair value amounts presented in these consolidated financial statements have been determined by the Company using available market information and appropriate methodologies. However,

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Such fair value estimates are based on pertinent information available to management as of January 1, 2005 and April 2, 2005, and have not been comprehensively revalued for purposes of these consolidated financial statements since such dates.

Cash and Cash Equivalents:    The Company considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents. The carrying value of cash equivalents approximates their current market value.

Marketable Securities:    Marketable securities, which consist of investments in various debt securities, are classified as available-for-sale and are reported at fair value, with unrealized gains and losses recorded as a component of stockholders’ equity. The Company does not intend to hold its marketable securities for more than one year from the most recent balance sheet date and has therefore classified them as a current asset. All investments with original maturities of greater than 90 days are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company determines the appropriate classification at the time of purchase. At January 1, 2005, the Company held $39,700 and at April 2, 2005 $12,400 of investments in auction rate securities classified as available-for-sale. Investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which reset approximately every 30 to 45 days. Despite the long-term nature of their stated contractual maturities, there is a ready liquid market for these securities based on the interest rate reset mechanism. As a result, there are no cumulative gross realized or unrealized holding gains or (losses) from the Company’s auction rate securities. All income generated from these marketable securities was recorded as interest income. As of January 1, 2005, the Company recorded net unrealized losses on its marketable securities, other than auction rate securities, of $104. As of April 2, 2005, the Company recorded net unrealized losses on its marketable securities, other than auction rate securities, of $153. Realized gains or losses and declines in value judged to be other than temporary, if any, on available-for-sale securities are reported in other income or loss.

Inventory:    Inventory, primarily consisting of sporting goods, consumer electronics and licensed entertainment products, is valued at the lower of cost (determined using the weighted average method) or market. Inherent in this valuation are significant management judgments and estimates, including among others, assessments concerning obsolescence and shrinkage rates. Based upon the methodology underlying these judgments and estimates, which is applied consistently from period to period, the Company records a valuation allowance to adjust the carrying amount of its inventory.

Property and Equipment:    Property and equipment are stated at cost, net of accumulated depreciation or amortization. Costs incurred to develop internal-use computer software during the application development stage, including those relating to developing partners’ Web sites, generally are capitalized. Costs of enhancements to internal-use computer software are also capitalized, provided that these enhancements result in additional functionality. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, which are generally:

•	Three to four years for computer hardware and software;

•	Three to ten years for furniture, and fulfillment center and office equipment;

•	The lesser of fifteen years or lease term for leasehold improvements;

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

•	Fifteen years for building improvements; and

•	Thirty years for buildings

Upon retirement or other disposition of these assets, the cost and related accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss, if any, is recognized as a gain or loss on disposition of the assets in other income/expense. Expenditures from maintenance and repairs are expensed as incurred.

Effective December 30, 2001, the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Under an impairment-only approach, goodwill and certain intangibles are not amortized into results of operations but instead, are reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than their fair value. The Company performed an annual impairment test of its recorded goodwill as of January 1, 2005, and found no instances of impairment.

Long-Lived Assets:    The ability to realize long-lived assets is evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact on the existing business. The analyses necessarily involve significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Other Equity Investments:    Other equity investments consist of 824,594 shares of Odimo Incorporated (“Odimo”) common stock, which was converted from Series C and Series D preferred stock when Odimo completed an initial public offering through the issuance of 3,125,000 shares of its common stock in February of 2005. The Company accounts for the investment in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The initial cost of the Company’s investment was determined based on the fair value of the investment at the time of its acquisition. At the time, an observable market price did not exist for non-marketable securities. In order to determine the fair value of the investment in Odimo, the Company obtained an independent, third-party valuation. The valuation incorporated a variety of methodologies to estimate fair value, including comparing the security with securities of publicly traded companies in similar lines of business, applying price multiples to estimated future operating results for Odimo and estimating discounted cash flows. Factors affecting the valuation included restrictions on control and marketability of Odimo’s equity securities and other information available to the Company, such as the Company’s knowledge of the industry and knowledge of specific information about Odimo. Using this valuation, the Company determined the estimated fair value of the investment to be approximately $2,847 as of January 1, 2005. The fair value of the Odimo investment as of April 2, 2005 was $5,203, which was determined by the current market price of the common stock of Odimo on April 1, 2005, which resulted in an unrealized gain of $2,220 in the three-month period ended April 2, 2005, which is recorded in accumulated other comprehensive income (loss) as a component of stockholders equity. During the three-month period ended April 2, 2005, the Company exercised warrants to purchase Odimo common stock for $136, which represents 119,272 of common stock.

Other Assets, Net:    Other assets, net consists primarily of deferred partner revenue share charges, resulting from the exercise of a right to receive 1,600,000 shares of the Company’s common stock in lieu of future cash partner revenue share payments. Deferred partner revenue share charges were $10,097 as of January 1, 2005 and $9,609 as of April 2, 2005, and are being amortized as stock-based compensation expense as the partner revenue

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

share expense is incurred. The partner revenue share expense incurred is based on actual revenues recognized in a given period and the imputed partner revenue share percentage, which is based on the value of the Company’s common stock that was issued upon exercise of the right. Stock-based compensation expense related to the amortization of deferred partner revenue share charges was $360 for the three-month period ended April 3, 2004, and $488 for the three-month period ended April 2, 2005.

Deferred Revenue:    Deferred revenue consists primarily of fees paid in advance to the Company under agreements to manage some aspects of certain partners’ e-commerce businesses, including fulfillment technology and customer service, existing at the balance sheet date. Deferred revenue also consists of amounts received from the sale of gift certificates redeemable through the Company’s partners’ e-commerce businesses.

Net Revenues from Product Sales:    Net revenues from product sales are derived from the sale of products by the Company through its partners’ e-commerce businesses. Net revenues from product sales are net of allowances for returns and discounts and include outbound shipping charges and other product related services such as gift wrapping and monogramming.

The Company recognizes revenues from product sales when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, shipment has occurred, the selling price is fixed or determinable and collectibility is reasonably assured.

The Company recognizes revenue from product sales, net of estimated returns based on historical experience and current trends, upon shipment of products to customers. The Company ships the majority of products from its fulfillment centers in Louisville, KY and Shepherdsville, KY. The Company also relies upon certain vendors to ship products directly to customers on its behalf. The Company acts as principal in these transactions, as orders are initiated directly through the e-commerce businesses that the Company operates, the Company takes title to the goods at the shipping point and has the economic risk related to collection, customer service and returns.

The Company considers the criteria presented in Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” in determining the appropriate revenue recognition treatment. Generally, when the Company is the primary obligor in a transaction, has general inventory risk, establishes the selling price, has discretion in supplier selection, has physical loss inventory risk after order placement or during shipping, and has credit risk, or has several but not all of these indicators, the Company records revenue gross as a principal.

The Company pays to its partners a percentage of the revenues generated from the sale of products sold by the Company through the e-commerce businesses that the Company operates in exchange for the rights to use their brand names and the promotions and advertising that its partners agree to provide. The Company refers to these royalty payments as partner revenue share charges. The Company has considered the revenue reduction provisions addressed in EITF No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products,” which was codified in EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” and believes that the payment of partner revenue share charges, or the issuance of warrants or stock in lieu of cash partner revenue share charges, to its partners should not result in any reduction of revenues. EITF No. 00-25 addresses consideration paid to parties along a distribution chain. The Company purchases merchandise from its vendors, at its discretion, and is responsible for paying those vendors. The amounts purchased and the prices paid to the Company’s vendors are not in any way impacted by the revenue share provisions of the Company’s agreements with its partners.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

Accordingly, the Company’s partners and vendors are not linked in the distribution chain and the Company believes that the provisions of EITF No. 00-25 do not apply.

Service Fee Revenues:    The Company derives its service fee revenues from service fees earned by it in connection with the development and operation of its partners’ e-commerce businesses. Service fees primarily consist of variable fees based on the value of merchandise sold or gross profit generated through its partners’ e-commerce businesses. To a lesser extent, service fees include fixed periodic payments by partners for the development and operation of their e-commerce businesses and fees related to the provision of marketing, design, development and other services. The Company recognizes revenues from services provided when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured. If the Company receives payments for services in advance, these amounts are deferred and then recognized over the service period. Cost of service fee revenues includes the cost of products sold and inbound freight related to those products, as well as outbound shipping and handling costs, other than those related to promotional free shipping and subsidized shipping and handling which would be included in sales and marketing expense. The Company does not specifically record “Cost of service fee revenues” as these costs are incurred by the Company’s fee-based partners rather than by the Company. Operating expenses relating to service fee revenues consist primarily of personnel and other costs associated with the Company’s engineering, production and creative departments which are included in product development expense, as well as fulfillment costs and personnel and other costs associated with its marketing and customer service departments which are included in sales and marketing expense.

Cost of Revenues:    Cost of revenues consist of cost of revenues from product sales and cost of service fee revenues. Cost of revenues from product sales include the cost of products sold and inbound freight related to these products, as well as outbound shipping and handling costs, other than those related to promotional free shipping and subsidized shipping and handling which are included in sales and marketing expense. The Company specifically does not record cost of service fee revenue. The cost of the sales of the merchandise on which the Company earns service fees are incurred by its service-fee partners because they are the owners and sellers of the merchandise.

Sales and Marketing:    Sales and marketing expenses include fulfillment costs, customer service costs, credit card fees, net partner revenue share charges, net advertising and promotional expenses incurred by it on behalf of the Company’s partners’ e-commerce businesses, and payroll related to the buying, business management and marketing functions of its company. Net partner revenue share charges are royalty payments made to the Company’s partners in exchange for the use of their brands, the promotion of its partners’ URLs, Web sites and toll-free telephone numbers in their marketing and communications materials, the implementation of programs to provide incentives to customers to shop through the e-commerce businesses that the Company operates for its partners and other programs and services provided to the customers of the e-commerce businesses that the Company operates for its partners, net of amounts reimbursed to the Company by its partners. Net advertising and promotional expenses include promotional free shipping and subsidized shipping and handling costs and are net of amounts reimbursed to the Company by its partners. Partner revenue share charges were $3,004 for the three-month period ended April 3, 2004 and $1,806 for the three-month period ended April 2, 2005.

Shipping and Handling Costs:    The Company defines shipping and handling costs as only those costs incurred for a third-party shipper to transport products to the customer and these costs are included in cost of revenues from product sales. In some instances, shipping and handling costs exceed shipping charges to the

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

customer and are subsidized by the Company. Additionally, the Company selectively offers promotional free shipping whereby it ships merchandise to customers free of all shipping and handling charges. The cost of promotional free shipping and subsidized shipping and handling was $579 for the three-month period ended April 3, 2004 and $874 for the three-month period ended April 2, 2005, and was charged to sales and marketing expense.

Fulfillment Costs:    The Company defines fulfillment costs as personnel, occupancy and other costs associated with its Kentucky fulfillment center, personnel and other costs associated with its logistical support and vendor operations departments and third-party warehouse and fulfillment services costs. Fulfillment costs were $4,964 for the three-month period ended April 3, 2004, and $6,407 for the three-month period ended April 2, 2005, and are included in sales and marketing expense.

Advertising:    The Company expenses the cost of advertising, which includes online marketing fees, media, agency and production expenses, in accordance with the AICPA Accounting Standards Executive Committee’s Statement of Position (“SOP”) 93-7, “Reporting on Advertising Costs.” Advertising production costs are expensed the first time the advertisement runs. Online marketing fees and media (television, radio and print) placement costs are expensed in the month the advertising appears. Agency fees are expensed as incurred. Advertising costs were $410 for the three-month period ended April 3, 2004 and $30 for the three-month period ended April 2, 2005 and are included in sales and marketing expenses.

Product Development:    Product development expenses consist primarily of expenses associated with planning, maintaining and operating the Company’s partners’ e-commerce businesses, and payroll and related expenses for the Company’s engineering, production, creative and management information systems departments. Costs incurred to develop internal-use computer software during the application development stage, including those relating to developing the Company’s partners’ Web sites, generally are capitalized. Costs of enhancements to internal-use computer software are also capitalized, provided that these enhancements result in additional functionality.

Stock-Based Compensation:    SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation expense for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company accounts for stock-based compensation for stock options and warrants issued to non-employees in accordance with SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and EITF No. 00-18, “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees.” Accordingly, compensation expense for stock options and warrants issued to non-employees is measured using a Black-Scholes multiple option pricing model that takes into account significant assumptions as to the expected life of the option or warrant, the expected volatility of the Company’s common stock and the risk-free interest rate over the expected life of the option or warrant.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

The following table illustrates the pro forma net loss and losses per share for the three-month periods ended April 3, 2004 and April 2, 2005 as if compensation expense for stock options issued to employees had been determined consistent with SFAS No. 123:

	Three Months Ended
	April 3, 2004	April 2, 2005
Net loss, as reported	$(4,028)	$(1,676)
Add: Stock-based compensation expense included in reported net loss	261	(709)
Deduct: Total stock-based compensation determined under fair value based method for all awards	(1,352)	(1,326)

Pro forma net loss	$(5,119)	$(3,711)

Losses per share—basic and diluted:
Net loss per share, as reported	$(0.10)	$(0.04)

Pro forma net loss per share	$(0.13)	$(0.09)

Stock-based compensation expense related to the amortization of deferred partner revenue share charges was $360 for the three-month periods ended April 3, 2004, and $488 for the three-month periods ended April 2, 2005.

Income Taxes:    The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, is reflected in the consolidated financial statements in the period of enactment. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

New Accounting Pronouncements

Inventory Costs an Amendment of ARB No. 43, Chapter 4:    In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB No. 43 Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43 Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges.” SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal”. SFAS No. 151 is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facility. The Company anticipates that adoption of SFAS No. 151 will have no significant impact on the Company’s financial position or results of operations.

Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29:    In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29”. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

have commercial substance. This Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company anticipates that adoption of SFAS No. 153 will have no significant impact on the Company’s financial position or results of operations.

Share-Based Payment.    In December 2004, the Financial Accounting Standards Board, or FASB, issued Financial Accounting Standards Board Statement No. 123R “Share-Based Payment”, or FAS 123R, which replaces Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation”, or FAS 123, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In addition, FAS 123R will cause unrecognized expense (based on the amounts in the Company’s pro forma footnote disclosure) related to options vesting after the date of initial adoption to be recognized as a charge to results of operations over the remaining vesting period. In April 2005, the SEC announced that it would delay the initial adoption of FAS 123R from interim periods that begin after June 15, 2005, to annual periods. The Company will now be required to adopt FAS 123R in its first quarter of 2006. Under FAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The Company has preliminarily decided to use the prospective method for transition as of the effective date of FAS 123R. The prospective method requires that compensation expense be recorded for all unvested stock options and share awards at the beginning of the first quarter of adoption of FAS 123R. The Company is evaluating the requirements of FAS 123R and it expects that the adoption of FAS 123R will have a material impact on its consolidated results of operations and earnings per share.

In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143” (“SFAS 143”). FIN 47 clarifies the term conditional asset retirement obligation as used in SFAS 143 and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by FIN 47 are those for which an entity has a legal obligation to perform an asset retirement activity; however, the timing and/or method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than fiscal years ending after December 15, 2005. The Company is currently evaluating the impact of FIN 47 on its financial statements.

NOTE 3—MARKETABLE SECURITIES

Marketable securities, at estimated fair value, consist of the following:

	January 1, 2005
	Amortized Cost	Gross Unrealized Losses	Estimated Fair Value
Auction rate securities	$39,700	$—	$39,700
Corporate Bonds	5,963	(41)	5,922
U.S. government agency securities	9,800	(63)	9,737

	$55,463	$(104)	$55,359

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

	April 2, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Auction rate securities	12,400	—	—	12,400
Corporate bonds	8,441	6	(66)	8,381
U.S. government agency securities	11,799	—	(93)	11,706

	$32,640	$6	$(159)	$32,487

The fair value of marketable securities with loss positions was $15,658 as of January 1, 2005 and $19,562 as of April 2, 2005, and the gross unrealized losses on these marketable securities were $104 as of January 1, 2005 and $159 as of April 2, 2005. The Company considered the nature of these marketable securities, which are primarily U.S. government agency securities, the amount of the impairments relative to the carrying value of the related investments and the duration of the impairments, which are all less than twelve months, and concluded that the impairments were not other than temporary.

The amortized cost and estimated fair value of investments in debt securities as of April 2, 2005, by contractual maturity, are as follows:

	Amortized Cost	Estimated Fair Value
Due within one year	$19,907	$19,792
Due after one year through five years	7,733	7,695
Due after five years through ten years	—	—
Due after ten years	5,000	5,000

	$32,640	$32,487

NOTE 4—PROPERTY AND EQUIPMENT

The major classes of property and equipment, at cost, as of January 1, 2005 and April 2, 2005 are as follows:

	January 1, 2005	April 2, 2005
Computer hardware and software	$51,841	$54,960
Building and building improvements	39,751	40,095
Furniture, warehouse and office equipment	10,550	10,835
Land	7,663	7,663
Leasehold improvements	529	532
Capitalized lease	1,692	1,692
Construction in progress	387	1,805

	112,413	117,582
Less: Accumulated depreciation and amortization	(38,127)	(41,129)

Property and equipment, net	$74,286	$76,453

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

NOTE 5—LEASES

Capital Leases

During the three-month period ended October 2, 2004, the Company entered into capital leases for computer hardware and software. As of April 2, 2005, the leases had an aggregate outstanding balance of $1,091, with $444 classified as current. The Company’s net investment in these capital leases as of April 2, 2005 was $1,483, which is included in property and equipment. Interest expense recorded on the capital leases for the three month period ended April 2, 2005 was $24.

Operating Leases

The Company leases its Melbourne, FL customer contact center, as well as, its Shepherdsville, KY fulfillment center and certain fixed assets under noncancellable operating leases. Rent expense under operating lease agreements was $227 for the three-month period ended April 3, 2004 and $492 for the three-month period ended April 2, 2005.

NOTE 6—CHANGES IN STOCKHOLDERS’ EQUITY

The following table summarizes the changes in stockholders’ equity for the three-month periods ended April 3, 2004 and April 2, 2005:

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Comprehensive (Loss) Income	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total
	Shares	Dollars					Shares	Dollars
Consolidated balance at January 3, 2004	40,781	$408	$287,571	$(177,609)		$—	1	$—	$110,370
Net loss				(4,028)	$(4,028)				(4,028)
Net unrealized losses on available-for-sale securities					(25)	(25)			(25)

Comprehensive (loss)					$(4,053)

Issuance of options to purchase common stock in exchange for services			267						267
Issuance of common stock upon exercise of options	193	2	901						903
Consolidated balance at April 3, 2004	40,974	$410	$288,739	$(181,637)		$(25)	1	$—	$107,487

Consolidated balance at January 1, 2005	41,584	$416	$294,495	$(177,269)		$(104)	1	$—	$117,538
Net loss				(1,676)	$(1,676)				(1,676)
Net unrealized losses on available-for-sale securities					(49)	(49)			(49)
Unrealized gain on equity investment in Odimo recorded at fair value (See Note 2)					2,220	2,220			2,220

Comprehensive income					$495

Issuance of options to purchase common stock in exchange for services			(719)						(719)
Issuance of common stock upon exercise of options	195	2	1,245						1,247

Consolidated balance at April 2, 2005	41,779	$418	$295,021	$(178,945)		$2,067	1	$—	$118,561

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

NOTE 7—STOCK OPTIONS, WARRANTS AND RESTRICTED STOCK UNITS

The Company maintains incentive and non-incentive stock option plans for certain employees, directors and other persons (the “Plans”). Under the terms of the Plans, the Company may grant incentive and non-incentive options, restricted stock and unrestricted stock awards and restricted stock units to purchase up to 10,025,071 shares of common stock. The options granted under the Plans generally vest at various times over periods ranging up to five years and have terms of up to ten years after the date of grant, unless the optionee leaves the employ of or ceases to provide services to the Company. Stock appreciation rights (“SARs”) may be granted under the Plans either alone or in tandem with stock options. Generally, recipients of SARs are entitled to receive, upon exercise, cash or shares of common stock (valued at the then fair market value of the Company’s common stock) equal to such fair market value on the date of exercise minus such fair market value on the date of grant of the shares subject to the SAR, although certain other measurements also may be used. A SAR granted in tandem with a stock option is exercisable only if and to the extent that the option is exercised. No SARs have been granted to date under the Plans.

The following table summarizes the stock option activity for the three-month periods ended April 3, 2004 and April 2, 2005:

	Three Months Ended
	April 3, 2004		April 2, 2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	6,716	$8.37	6,109	$8.50
Granted	90	9.88	58	14.78
Exercised	(193)	4.67	(195)	6.40
Cancelled	(212)	13.99	(159)	8.94

Outstanding, end of period	6,401	8.28	5,813	8.62

Exercisable, end of period	3,982	8.00	4,378	8.35

During the three-month period ended April 2, 2005, the Company granted to employees options to purchase an aggregate of 58,375 shares of the Company’s common stock at a price of $14.78 per share and restricted stock units to purchase 106,119 shares of the Company’s common stock. The weighted average fair value and the weighted average exercise price of the options granted with exercise prices at the then-current market prices of the underlying stock during the three-month period ended April 2, 2005 was $6.34 and $14.78 per share, respectively. For the three-month period ended April 2, 2005, the Company recorded a reduction of $719 of stock-based compensation primarily relating to options and restricted stock, subject to variable accounting.

During the three-month period ended April 3, 2004, the Company granted to employees options to purchase an aggregate of 90,000 shares of the Company’s common stock at prices ranging from $9.15 to $9.93 per share. The weighted average fair value and the weighted average exercise price of the options granted with exercise prices at the then-current market prices of the underlying stock during the three-month period ended April 3, 2004 was $6.89 and $9.88 per share, respectively. For the three-period ended April 3, 2004, the Company recorded $267 of stock-based compensation expense relating to options and restricted stock.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

The following table summarizes the warrant activity for the three-month periods ended April 3, 2004 and April 2, 2005:

	Three Months Ended
	April 3, 2004		April 2, 2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	803	$7.68	815	$7.71
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled	—	—	—	—

Outstanding, end of period	803	7.68	815	7.71

Exercisable, end of period	603	9.40	615	9.40

No warrants were granted or issued by the Company during the three-month periods ended April 3, 2004 and April 2, 2005.

The following table summarizes information regarding options and warrants outstanding and exercisable as of April 2, 2005:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life In Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.01 – $ 5.56	2,231	5.63	$4.50	1,928	$4.82
$ 5.69 – $10.00	3,165	6.97	8.65	2,077	8.29
$10.60 – $24.69	1,233	6.35	15.37	988	16.00

$ 0.01 – $24.69	6,629	6.40	8.51	4,993	8.48

As of April 2, 2005, 1,209,028 shares of common stock were available for future grants under the Plans.

The fair value of options granted under the Plans during the three-month periods ended April 3, 2004 and April 2, 2005 were estimated on the date of grant using the Black-Scholes multiple option pricing model, with the following weighted average assumptions:

	Three Months Ended
Assumption	April 3, 2004	April 2, 2005
Dividend yield	None	None
Expected volatility	103.00%	81.4%
Average risk free interest rate	2.40%	3.92%
Average expected lives	3.95 years	1.82 years

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

NOTE 8—LOSS PER SHARE

Loss per share for all periods has been computed in accordance with SFAS No. 128, “Earnings Per Share.” Basic and diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Outstanding common stock options and warrants have been excluded from the calculation of diluted losses per share because their effect would be antidilutive.

The amounts used in calculating loss per share data are as follows:

	Three Months Ended
	April 3, 2004	April 2, 2005
Net loss	$(4,028)	$(1,676)

Weighted average shares outstanding—basic and diluted	40,868	41,662

Outstanding common stock options having no dilutive effect	6,401	5,813

Outstanding common stock warrants having no dilutive effect	803	815

NOTE 9—COMPREHENSIVE INCOME (LOSS):

The following table summarizes the components of comprehensive income (loss):

	Three Months Ended
	April 3, 2004	April 2, 2005
Net loss	$(4,028)	$(1,676)

Other comprehensive income (loss):
Net unrealized losses on available-for-sale securities	(25)	(49)
Unrealized gain on equity investment in Odimo recorded at fair value	—	2,220

Other comprehensive (loss) income	(25)	2,171

Comprehensive (loss) income	(4,053)	495

NOTE 10—SIGNIFICANT TRANSACTIONS/CONCENTRATIONS OF CREDIT RISK

The Company had $12,397 as of January 1, 2005 and $5,103 as of April 2, 2005, of operating cash and $63,026 as of January 1, 2005 and $38,120 as of April 2, 2005 of cash equivalents and marketable securities invested with three financial institutions, which are potentially subject to credit risk. The composition of these investments is regularly monitored by management of the Company.

NOTE 11—MAJOR SUPPLIERS/ECONOMIC DEPENDENCY

During the three-month period ended April 2, 2005, the Company purchased inventory from one supplier amounting to $24,713 or 48.7% of total inventory purchased.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

During the three-month period ended April 3, 2004, the Company purchased inventory from one supplier amounting to $12,431 or 36.9% of total inventory purchased.

No other supplier amounted to more than 10% of total inventory purchased for any period presented.

NOTE 12—COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved in various litigation incidental to its current and discontinued businesses, including alleged infringement of intellectual property rights of third parties, contractual claims and claims relating to the manner in which goods are sold through its e-commerce platform.

While the Company sold certain assets of Ashford.com, Inc. in December 2002, Ashford.com continues to be a party to certain litigation that was commenced prior to the Company’s acquisition of Ashford.com in March 2002. Since July 11, 2001, several stockholder class action complaints have been filed in the United States District Court of the Southern District of New York against Ashford.com, several of Ashford.com’s officers and directors, and various underwriters of Ashford.com’s initial public offering. The purported class actions have all been brought on behalf of purchasers of Ashford.com common stock during various periods beginning on September 22, 1999, the date of Ashford.com’s initial public offering. The plaintiffs allege that Ashford.com’s prospectus, included in Ashford.com’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission, was materially false and misleading because it failed to disclose, among other things, certain fees and commissions collected by the underwriters or arrangements designed to inflate the price of the common stock. The plaintiffs further allege that because of these purchases, Ashford.com’s post-initial public offering stock price was artificially inflated. As a result of the alleged omissions in the prospectus and the purported inflation of the stock price, the plaintiffs claim violations of Sections 11 and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. The complaints have been consolidated into a single action, and the consolidated cases against Ashford.com have been consolidated with similarly consolidated cases filed against 308 other issuer defendants for the purposes of pretrial proceedings. The claims against Ashford.com’s officers and directors were dismissed in exchange for tolling agreements which permit the refiling of claims against officers and directors at a later date. A motion to dismiss filed on behalf of all issuer defendants, including Ashford.com, was denied in all aspects relevant to Ashford.com on February 19, 2003. Ashford.com and its insurers have entered into a memorandum of understanding regarding terms for settlement of this suit. Under the settlement, plaintiffs’ claims against Ashford.com and other issuers will be dismissed in exchange for certain consideration from the issuers’ insurers and for the issuers’ assignment to plaintiffs of certain potential claims against the underwriters of the relevant initial public offerings. Formal documentation of the settlement contemplated by the memorandum of understanding is complete and the Judge presiding over this matter has preliminarily approved the settlement. In the event that a settlement is not finalized, the Company believes that Ashford.com has defenses against these actions.

In September 2003, the Company learned that it, along with several of its partners, were named in an action in the Circuit Court of Cook County, Illinois, by a private litigant who is alleging that the Company, along with certain of its partners, wrongfully failed to collect and remit sales and use taxes for sales of personal property to customers in Illinois and knowingly created records and statements falsely stating the Company was not required to collect or remit such taxes. The complaint seeks injunctive relief, unpaid taxes, interest, attorneys’ fees, civil penalties of up to $10 per violation, and treble damages under the Illinois Whistleblower Reward and Protection

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

Act. The Company is aware that this same private litigant has filed similar actions against retailers in other states, and it may be possible that the Company and/or its partners may have been or may be named in similar cases in other states. The Company does not believe that it is liable under existing laws and regulations for any failure to collect sales or other taxes relating to internet sales and intends to vigorously defend itself in this matter.

The Company does not believe, based on current knowledge, that any of the foregoing claims are likely to have a material adverse effect on its business, financial position or results of operations. However, the Company may incur substantial expenses and devote substantial time to defend third-party claims whether or not such claims are meritorious. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability, and may be required to implement expensive changes in its business practices or enter into costly royalty or licensing agreements. Any of these could have a material adverse effect on the Company’s business, financial position or results of operations.

Advertising and Media Agreements

As of April 2, 2005, the Company was contractually committed for the purchase of future advertising totaling approximately $30 through the fiscal year ending December 31, 2005. The expense related to these commitments will be recognized in accordance with the Company’s accounting policy related to advertising (see Note 2).

Partner Revenue Share Payments

As of April 2, 2005 and subject to the satisfaction of certain conditions, the Company was contractually committed to future minimum cash revenue share payments as follows:

Fiscal Year-Ended	Partner Revenue Share Payments
2005	$2,050
2006	4,200
2007	4,500
2008	4,850
2009	5,150
Thereafter	2,650

Total conditional future minimum cash revenue share payments	$23,400

NOTE 13—SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Three Months Ended
	April 3, 2004	April 2, 2005
Cash paid during the period for interest	$—	$234

Noncash Investing and Financing Activities:
Unrealized gain on equity investment of Odimo recorded at fair value	$—	$2,220
Net unrealized losses on available-for-sale securities	$(25)	$(49)

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

NOTE 14—BUSINESS SEGMENTS

The Company operates in one principal business segment. The Company provides e-commerce solutions that enable retailers, branded manufacturers, entertainment companies and professional sports organizations to operate e-commerce businesses. The Company provides solutions for its partners through its integrated e-commerce platform, which is comprised of three components—core technology, supporting infrastructure and partner services. Through the Company’s integrated e-commerce platform, it provides Web site administration, Web infrastructure and hosting, business intelligence, an e-commerce engine, order management, fulfillment, drop shipping, customer service, buying, creative design, Web site usability, testing and enhancements, channel integration, business-to-business (B-to-B) services, content development and imaging, e-commerce strategy, online marketing and customer relationship management (CRM). The Company currently derives virtually all of its revenues from the sales of products by it through its partners’ e-commerce businesses and service fees earned by the Company in connection with the development and operation of its partner’s e-commerce businesses. All of the Company’s net revenues and operating results are in the United States and Canada. Net revenues and operating results in Canada are not significant. All of the Company’s identifiable assets are in the United States.

NOTE 15—RELATED PARTY TRANSACTIONS

In the fiscal years ended December 30, 2000 and December 29, 2001, Interactive Technology Holdings, LLC (ITH), a joint venture of Comcast Corporation and QVC, Inc., acquired 10,797,900 shares of the Company’s common stock and warrants to purchase 300,000 shares of the Company’s common stock, which accounted for approximately 26.0% of the Company’s outstanding common stock as of January 1, 2005. On January 31, 2005, ITH effected a distribution of all of its assets, including shares of GSI common stock, to entities affiliated with Comcast and QVC. As of April 2, 2005, QVC beneficially owned approximately 20.3% of GSI’s outstanding common stock. M. Jeffrey Branman, one of the Company’s directors, was the President of Interactive Technology Services, which served as financial advisor to ITH through its dissolution.

In the fiscal year ended December 30, 2000, the Company entered into a website development and distribution agreement with iQVC, a division of QVC, Inc., pursuant to which the Company provides technology, procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. The Company recognized net revenues on sales to this related party for the three-month period ended April 3, 2004 of $333 and for the three-month period ended April 2, 2005 of $398 under this Web site development and distribution agreement. The terms of these sales are comparable to those with other business-to-business partners of the Company. As of April 2, 2005, the amount included in accounts receivable net was $69 related to these sales.

In the fiscal year ended January 3, 2004, the Company entered into a service agreement with QVC pursuant to which QVC provided shipping services to the Company in exchange for fees. The fees charged to the Company by QVC were determined through arms-length negotiations. The Company incurred fees $319 for the three-month period ended April 3, 2004, of which $307 related directly to products shipped and was charged to cost of revenues from product sales and $12 related to professional services provided and was charged to sales and marketing expense. The Company incurred fees of $26 for the three-month period ended April 2, 2005, of which $13 related directly to products shipped and was charged to cost of revenues from product sales and $13 related to professional services provided and was charged to sales and marketing expense. On February 1, 2005 we provided a 60 day termination notice to QVC, which terminated this agreement effective April 3, 2005.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Concluded)

(In thousands, except per share data)

April 2, 2005 (Unaudited)

In exchange for Rustic Canyon forfeiting the rights to designate one member to the Company’s Board, on June 26, 2004, the Company granted to Rustic Canyon a warrant to purchase 12,500 shares of the Company’s common stock with a term of five years and an exercise price of $9.31 per share. The fair value of the warrant was estimated on the date of grant using Black-Sholes multiple option pricing model and the Company recorded $89 of stock-based compensation expense, relating to the warrant.

NOTE 16—LONG-TERM DEBT AND OTHER

The following table summarizes the Company’s long-term debt and other long-term liabilities as of April 2, 2005:

April 2, 2005
Note payable	$12,908
Capital lease obligation	1,091

13,999
Less: Current portion of note payable	(145)
Less: Current portion of capital lease obligation	(444)

Long-term debt and other	$13,410

NOTE 17—RESTATEMENT OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended January 1, 2005, the Company determined that its investments in auction rate securities should have been classified as marketable securities within current assets. Previously, such investments had been classified as cash and cash equivalents. Accordingly, the Company restated its Condensed Consolidated Cash Flow Statement for the three-month period ended April 3, 2004, to reflect the gross purchases and sales of these investments as investing activities rather than as a component of cash and cash equivalents. The restatement had no impact on previously reported total current assets, total assets, working capital position, results of operations or cash flows from operating activities.

The following table presents a summary of the significant effects of the restatement:

	Consolidated Statement of Cash Flows
	As Previously Reported	Adjustments	As Restated
Three-Month Period Ended April 3, 2004
Purchases of marketable securities	$(5,314)	$(3,350)	$(8,664)
Sales of marketable securities	1,105	7,350	8,455
Net cash used in investing activities	(6,602)	4,000	(2,602)
Net decrease in cash and cash equivalents	$(21,745)	$4,000	$(17,745)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of GSI Commerce, Inc.

King of Prussia, PA

We have audited the accompanying consolidated balance sheets of GSI Commerce, Inc. and subsidiaries (the “Company”) as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended January 1, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2005 and January 3, 2004, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of January 1, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Philadelphia, Pennsylvania

March 16, 2005

(May 4, 2005 as to the effects of the restatement discussed in Note 22)

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	January 3, 2004 (as restated, see Note 22)	January 1, 2005 (as restated, see Note 22)

ASSETS
Current assets:
Cash and cash equivalents	$38,808	$20,064
Marketable securities	30,662	55,359
Accounts receivable, net of allowance of $709 and $406, respectively	4,898	14,908
Inventory	22,910	37,773
Current portion—notes receivable	1,377	—
Prepaid expenses and other current assets	1,848	2,382

Total current assets	100,503	130,486
Property and equipment, net	44,840	74,286
Goodwill	13,453	13,453
Notes receivable	2,356	—
Other equity investments	2,159	2,847
Other assets, net of accumulated amortization of $2,644 and $4,416, respectively	12,272	10,824

Total assets	$175,583	$231,896

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$27,677	$58,762
Accrued expenses and other	22,538	31,691
Deferred revenue	14,998	9,370
Current portion—long-term debt and other	—	971

Total current liabilities	65,213	100,794
Long-term debt and other	—	13,564
Mandatorily redeemable preferred stock, Series A, $0.01 par value, 10,000 shares authorized; 0 shares issued as of January 3, 2004 and January 1, 2005; 0 shares outstanding as of January 3, 2004 and January 1, 2005	—	—

Total liabilities	65,213	114,358

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value, 4,990,000 shares authorized; 0 shares issued and outstanding as of January 3, 2004 and January 1, 2005	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized; 40,781,036 and 41,584,061 shares issued as of January 3, 2004 and January 1, 2005, respectively; 40,779,826 and 41,582,851 shares outstanding as of January 3, 2004 and January 1, 2005, respectively	408	416
Additional paid in capital	287,571	294,495
Accumulated other comprehensive income	—	(104)
Accumulated deficit	(177,609)	(177,269)

Total stockholders’ equity	110,370	117,538

Total liabilities and stockholders’ equity	$175,583	$231,896

The accompanying notes are an integral part of these consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Fiscal Year Ended
	December 28, 2002	January 3, 2004	January 1, 2005
Revenues:
Net revenues from product sales	$154,819	$216,510	$274,988
Service fee revenues	17,819	25,409	60,344

Net revenues	172,638	241,919	335,332
Cost of revenues	114,258	154,731	203,135

Gross profit	58,380	87,188	132,197

Operating expenses:
Sales and marketing, exclusive of $532, $1,527 and $2,720 reported below as stock-based compensation, respectively	50,965	59,613	78,919
Product development, exclusive of $(44), $42 and $350 reported below as stock-based compensation, respectively	11,833	14,124	20,181
General and administrative, exclusive of $(87), $366 and $530 reported below as stock-based compensation, respectively	14,863	13,295	18,217
Restructuring costs related to Ashford.com	1,680	74	—
Net loss on sale of Ashford.com assets	2,566	—	—
Stock-based compensation	401	1,935	3,600
Depreciation and amortization	10,509	11,386	10,944

Total operating expenses	92,817	100,427	131,861

Other (income) expense:
Other Expense	—	—	620
Interest expense	749	—	538
Interest income	(1,377)	(1,177)	(1,162)

Total other (income) expense	(628)	(1,177)	(4)

Net income (loss)	$(33,809)	$(12,062)	$340

Income (losses) per share—basic and diluted:
Net income (loss)—basic	$(0.88)	$(0.30)	$0.01

Net income (loss)—diluted	$(0.88)	$(0.30)	$0.01

Weighted average shares outstanding:
Basic	38,566	39,638	41,073

Diluted	38,566	39,638	42,369

The accompanying notes are an integral part of these consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Comprehensive (Loss) Income	Accumulated Other Comprehensive Income	Treasury Stock		Total
	Shares	Dollars					Shares	Dollars
Consolidated balance at December 29, 2001	37,674	$377	$277,628	$(131,738)		$—	1	$—	$146,267
Net loss				(33,809)	$(33,809)				(33,809)
Net unrealized gains on available-for-sale securities					57	57			57

Comprehensive loss					$(33,752)

Issuance of common stock in acquisition of Ashford.com, Inc.	430	4	6,877						6,881
Issuance of options and warrants to purchase common stock in exchange for services			(452)						(452)
Issuance of common stock upon exercise of options and warrants	599	6	1,358						1,364
Issuance of common stock under Employee Stock Purchase Plan	155	2	566						568
Purchase of treasury stock Plan			(352)				73	(1)	(353)

Consolidated balance at December 28, 2002	38,858	$389	$285,625	$(165,547)		$57	74	$(1)	$120,523
Net loss				(12,062)	$(12,062)				(12,062)
Net unrealized losses on available-for-sale securities					(57)	(57)			(57)

Comprehensive loss					$(12,119)

Issuance of common stock to ITH in exchange for warrants	1,650	16	(16)						—
Issuance of options to purchase common stock in exchange for services			564						564)
Issuance of common stock upon exercise of options and warrants	208	2	1,051						1,053
Issuance of common stock under Employee Stock Purchase Plan	149	2	347						349
Retirement of treasury stock	(73)	(1)	—				(73)	1	—

Other	(11)	—	—						—

Consolidated balance at January 3, 2004	40,781	$408	$287,571	$(177,609)		$—	1	$—	$110,370
Net income				340	$340				340
Net unrealized losses on available-for-sale securities					(104)	(104)			(104)

Comprehensive income					$236

Issuance of options to purchase common stock in exchange for services			1,859						1,859
Issuance of common stock upon exercise of options and warrants	803	8	5,065						5,073

Consolidated balance at January 1, 2005	41,584	$416	$294,495	$(177,269)		$(104)	1	$—	$117,538

The accompanying notes are an integral part of these consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended
	December 28, 2002 (as restated, see Note 22)	January 3, 2004 (as restated, see Note 22)	January 1, 2005 (as restated, see Note 22)
Cash Flows from Operating Activities:
Net income (loss)	$(33,809)	$(12,062)	$340

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	10,509	11,386	10,944
Stock-based compensation	401	1,935	3,600
Non-cash restructuring costs related to Ashford.com	841	—	—
Net loss on sale of Ashford.com assets	2,566	—	—
Amortization of discount on note receivable	—	(180)	—
Net loss on disposal of assets	—	—	113
Changes in operating assets and liabilities:
Accounts receivable, net	4,693	(924)	(10,010)
Inventory	3,978	1,396	(14,863)
Prepaid expenses and other current assets	(329)	230	(399)

Notes receivable	—	(30)	(201)
Other assets, net	861	—	(325)
Accounts payable and accrued expenses and other	13,458	(1,729)	40,239
Deferred revenue	6,431	(27)	(5,627)

Net cash provided by (used in) operating activities	9,600	(5)	23,811

Cash Flows from Investing Activities:
Acquisition of property and equipment, net	(29,039)	(7,519)	(37,434)

Proceeds from sale of Ashford.com assets	2,151	—	—
Net cash paid for acquisition of Ashford.com	(8,860)	—	—

Payments received on note receivable	—	900	3,246
Purchases of marketable securities	(81,430)	(60,384)	(64,131)

Sales of marketable securities	94,194	59,808	39,330
(Purchases) sales of short-term investments	(38)	2,280	—

Net cash used in investing activities	(23,022)	(4,915)	(58,989)

Cash Flows from Financing Activities:
Repayments of capital lease obligations	(429)	(78)	(1,581)

Proceeds of mortgage note	—	—	13,000
Repayments of mortgage note	(5,247)	—	(55)

Retirement of Ashford.com revolving credit facility	(3,123)	—	—

Purchases of treasury stock	(353)	—	—

Proceeds from sale of common stock and warrants	568	349	—
Proceeds from exercises of common stock options and warrants	1,364	1,053	5,070

Net cash provided by (used in) financing activities	(7,220)	1,324	16,434

Net decrease in cash and cash equivalents	(20,642)	(3,596)	(18,744)

Cash and cash equivalents, beginning of year	63,046	42,404	38,808

Cash and cash equivalents, end of year	$42,404	$38,808	$20,064

The accompanying notes are an integral part of these consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands, except per share data)

NOTE 1—DESCRIPTION OF BUSINESS

GSI Commerce, Inc. (“GSI” or the “Company”), a Delaware corporation, is a leading provider of e-commerce solutions that enable retailers, branded manufacturers, entertainment companies and professional sports organizations to operate e-commerce businesses. The Company began its e-commerce business in 1999 and initially targeted the sporting goods category. Since fiscal 2001, the Company expanded into five additional categories: apparel, beauty, consumer electronics, entertainment and home. The Company provides solutions for its partners through its integrated e-commerce platform, which is comprised of three components—core technology, supporting infrastructure and partner services. Through the Company’s integrated e-commerce platform, it provides Web site administration, Web infrastructure and hosting, business intelligence, an e-commerce engine, order management, fulfillment, drop shipping, customer service, buying, creative design, Web site usability, testing and enhancements, channel integration, business-to-business (B-to-B) services, content development and imaging, e-commerce strategy, online marketing and customer relationship management (CRM). The Company derives virtually all of our revenues from sales of products by the Company through its partners’ e-commerce businesses and service fees earned by the Company in connection with the development and operation of its partners’ e-commerce businesses.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

The following summarize the Company’s significant accounting policies:

Fiscal Year:    The Company’s fiscal year ends on the Saturday closest to December 31. The fiscal year is named for the calendar year ending on that December 31. The effects on results of operations of the one fewer day in the fiscal year ended December 28, 2002, the six additional days in the fiscal year ended January 3, 2004 and the two fewer days in the fiscal year ended January 1, 2005 are not significant.

Basis of Consolidation:    The financial statements presented include the accounts of the Company and all wholly and majority-owned subsidiaries. All significant inter-company balances and transactions among consolidated entities have been eliminated.

Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Fair Values:    The estimated fair value amounts presented in these consolidated financial statements have been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Such fair value estimates are based on pertinent information available to management as of January 3, 2004 and January 1, 2005, and have not been comprehensively revalued for purposes of these consolidated financial statements since such dates.

Cash and Cash Equivalents:    The Company considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents. The carrying value of cash equivalents approximates their current market value.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

Short Term Investments:    Short-term investments consist of certificates of deposit. The Company has classified these short-term investments as held-to-maturity and recorded them at amortized cost.

Marketable Securities:    Marketable securities, which consist of investments in various debt securities, are classified as available-for-sale and are reported at fair value, with unrealized gains and losses recorded as a component of stockholders’ equity. The Company does not intend to hold its marketable securities for more than one year from the most recent balance sheet date and has therefore classified them as a current asset. All investments with original maturities of greater than 90 days are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company determines the appropriate classification at the time of purchase. At January 1, 2005, the Company held $39,700 and at January 3, 2004, $18,750 of investments in auction rate securities classified as available-for-sale. Investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which reset approximately every 30 to 45 days. Despite the long-term nature of their stated contractual maturities, there is ready liquid market for these securities based on the interest rate reset mechanism. As a result, there are no cumulative gross realized or unrealized holding gains or (losses) from our auction rate securities. All income generated from these marketable securities was recorded as interest income. As of January 3, 2004, the aggregate amortized cost of the Company’s marketable securities, other than auction rate securities, approximated their fair value. As of January 1, 2005, the Company recorded net unrealized losses on its marketable securities, other than auction rate securities, of $104. Realized gains or losses and declines in value judged to be other than temporary, if any, on available-for-sale securities are reported in other income or loss.

Inventory:    Inventory, primarily consisting of sporting goods, consumer electronics and licensed entertainment products, is valued at the lower of cost (determined using the weighted average method) or market. Inherent in this valuation are significant management judgments and estimates, including among others, assessments concerning obsolescence and shrinkage rates. Based upon these judgments and estimates, which are applied consistently from period to period, the Company records a valuation allowance to adjust the carrying amount of its inventory.

Property and Equipment:    Property and equipment are stated at cost, net of accumulated depreciation or amortization. Costs incurred to develop internal-use computer software during the application development stage, including those relating to developing partners’ Web sites, generally are capitalized. Costs of enhancements to internal-use computer software are also capitalized, provided that these enhancements result in additional functionality. Depreciation or amortization is provided using the straight-line method over the estimated useful lives of the assets, which are generally:

•	Three to four years for computer hardware and software;

•	Three to ten years for furniture, and fulfillment center and office equipment;

•	The lesser of fifteen years or lease term for leasehold improvements;

•	Fifteen years for building improvements; and

•	Thirty years for buildings.

Upon retirement or other disposition of these assets, the cost and related accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss, if any, is recognized as a gain or loss on disposition of the assets in other income/expense. Expenditures for maintenance and repairs are expensed as incurred.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

Effective December 30, 2001, the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Under an impairment-only approach, goodwill and certain intangibles are not amortized into results of operations but instead, are reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than their fair value. The Company completed the first step of the impairment test during the three-month period ended June 29, 2002 and found no instances of impairment of its recorded goodwill. Therefore, the second step of the impairment test was not necessary during fiscal 2002. In addition, upon adoption of SFAS No. 142, the Company evaluated its goodwill and intangibles acquired prior to June 30, 2001 using the criteria in SFAS No. 141 and determined that no change in previously recognized goodwill was required.

In accordance with the provisions of SFAS No. 142, the Company performed an annual impairment test of its recorded goodwill in December 2003 and December 2004, and found no instances of impairment.

Long-Lived Assets:    The ability to realize long-lived assets is evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact on the existing business. The analyses necessarily involve significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

During the three-month period ended January 1, 2005, the Company determined that certain long-lived assets were no longer being used in its continuing operations and, therefore, that the carrying amounts of these assets were not recoverable. The long-lived assets consisted of miscellaneous equipment. The Company disposed of these assets during the year ended January 1, 2005 and recorded an impairment charge of $207 which is included in other expense.

During the three-month period ended September 27, 2003, the Company relocated its data centers. In conjunction with the relocation, the Company determined that certain capitalized costs associated with the data centers would no longer be used and, therefore, that the carrying amounts of these assets were not recoverable. The Company disposed of these assets during the three-month period ended September 27, 2003 and recorded an impairment charge of $284 which is included in depreciation and amortization expense.

During the three-month period ended December 28, 2002, the Company determined that certain long-lived assets were no longer being used in its continuing operations and, therefore, that the carrying amounts of these assets were not recoverable. The long-lived assets consisted of furniture and computer hardware and software. The Company disposed of these assets during the three-month period ended December 28, 2002 and recorded an impairment charge of $645 which is included in depreciation and amortization expense.

Notes Receivable:    Notes receivable consists primarily of a $4,500, five year subordinated secured promissory note, with a stated interest rate of 7%, received in connection with the sale of certain assets of Ashford.com (see Note 3). The note is due in twenty consecutive quarterly principal payments of $225 each, beginning March 2003 through December 2007. Accrued interest on the note is payable with each quarterly principal payment. In order to determine the fair value of the note, the Company obtained an independent, third-party valuation. Based upon the valuation, the Company determined that the market interest rate of the note is 12.5% and therefore valued the note at approximately $4,000. The balance of the note due was $3,976 as of December 28, 2002, $3,076 as of January 3, 2004 and $0 as of January 1, 2005, with $900 classified as current as of December 28, 2002 and January 3, 2004. On April 28, 2004, the Company converted $730 of principal due

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

under the note in exchange for 2,036,830 shares of Odimo Incorporated’s (“Odimo”) Series C preferred stock and a warrant to purchase 305,525 shares of Odimo’s Series C preferred stock at an exercise price of $0.3584 per share. As a result of the conversion, the principal amount owing under the note as of April 28, 2004 was $2,645 due in eleven consecutive quarterly payments of $225 each, beginning June 2004 through December 2006, and one final payment of $170 due in March 2007. On August 3, 2004, the Company received payment in full of the $2,420 amount then outstanding, together with accrued interest. The Company recorded interest income on the note of $0 for the fiscal year ended December 28, 2002, $313 for the fiscal year ended January 3, 2004 and $129 for the fiscal year ended January 1, 2005. The $500 discount has been fully amortized and recorded as an increase in interest income. Amortization of the discount was $0 for the fiscal year ended December 28, 2002, $180 for the fiscal year ended January 3, 2004 and $320 for the fiscal year ended January 1, 2005. Notes receivable also consists of a $376 full-recourse promissory note with a stated interest rate of 6.71%, received in connection with the acquisition of Ashford.com (see Note 3). The note was entered into by Ashford.com with a member of its Board of Directors in connection with the exercise of options to purchase Ashford.com’s common stock. The balance of the note including accrued interest due was $447 as of December 28, 2002, $477 as of January 3, 2004 and $0 as of January 1, 2005, with $0 as of December 28, 2002, $477 as of January 3, 2004 and $0 as of January 1, 2005 classified as current. The principal balance of the note together with accrued interest was paid in full on June 14, 2004. The Company recorded interest income on the note of $24 for the fiscal year ended December 28, 2002, $30 for the fiscal year ended January 3, 2004 and $10 as of fiscal year ended January 1, 2005.

Other Equity Investments:    Other equity investments consist of shares of, and warrants to purchase, Odimo Incorporated (“Odimo”) Series C and Series D preferred stock convertible into 17.9% of the fully diluted common shares of Odimo, received in connection with the sale of certain assets of Ashford.com (see Note 3). The Company does not have the ability to exercise significant influence over Odimo and, therefore, the investment is accounted for under the cost method. Under the cost method of accounting, investments in non-marketable securities are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments. The initial cost of the Company’s investment was determined based on the fair value of the investment at the time of its acquisition. As an observable market price does not exist for non-marketable securities, estimates of fair value of such securities are more subjective than for securities of public companies. In order to determine the fair value of the investment in Odimo, the Company obtained an independent, third-party valuation. The valuation incorporated a variety of methodologies to estimate fair value, including comparing the security with securities of publicly traded companies in similar lines of business, applying price multiples to estimated future operating results for Odimo and estimating discounted cash flows. Factors affecting the valuation included restrictions on control and marketability of Odimo’s equity securities and other information available to the Company, such as the Company’s knowledge of the industry and knowledge of specific information about Odimo. Using this valuation, the Company determined the estimated fair value of the investment to be approximately $2,847 as of January 1, 2005. Based on the Company’s valuation of the investment as of January 1, 2005, it was determined that there was no impairment of the investment. In February, 2005, Odimo consummated an initial public offering through the issuance of 3,125,000 shares of its common stock. Based on the current market price of Odimo’s common stock, the Company determined that there is no impairment in the carrying value of this investment.

Other Assets, Net:    Other assets, net consists primarily of deferred partner revenue share charges, resulting from the exercise by a partner of a right to receive 1,600,000 shares of the Company’s common stock in lieu of future cash revenue share payments (see Note 7). The 1,600,000 shares of GSI common stock issued are subject to restrictions, including the prohibition of the transfer of such shares. These restrictions lapsed as to 90% of such shares on January 1, 2005 and will lapse as to an additional 10% of such shares on the last day of March 2005,

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

becoming free of all such transfer restrictions on March 31, 2005. Deferred partner revenue share charges were, $13,207 as of December 28, 2002, $11,835 as of January 3, 2004 and $10,097 as of January 1, 2005 and are being amortized as stock-based compensation expense as the partner revenue share expense is incurred. The partner revenue share expense incurred is based on actual revenues recognized in a given period and the imputed partner revenue share percentage, which is based on the value of the Company’s common stock that was issued upon exercise of the right. Stock-based compensation expense related to the amortization of deferred partner revenue share charges was $857 for the fiscal year ended December 28, 2002, $1,372 for the fiscal year ended January 3, 2004 and $1,738 for the fiscal year ended January 1, 2005.

Deferred Revenue:    Deferred revenue consists primarily of fees paid in advance to the Company under agreements to manage some aspects of certain partners’ e-commerce businesses, including fulfillment, technology and customer service, existing at the balance sheet date. Deferred revenue also consists of amounts received from the sale of gift certificates redeemable through the Company’s partners’ e-commerce businesses.

Net Revenues from Product Sales:    Net revenues from product sales are derived from the sale of products by us through our partners’ e-commerce businesses. Net revenues from product sales are net of allowances for returns and discounts and include outbound shipping charges and other product related services such as gift wrapping and monogramming.

The Company recognizes revenues from product sales when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectibility is reasonably assured.

The Company recognizes revenue from product sales, net of estimated returns based on historical experience and current trends, upon shipment of products to customers. The Company ships the majority of products from its fulfillment centers in Louisville, KY and Shepherdsville, KY. During the fiscal year ended December 28, 2002, the Company also shipped products from Ashford.com’s jewelry and luxury goods fulfillment center that it formerly maintained in Houston, TX. The Company also relies upon certain vendors to ship products directly to customers on its behalf. The Company acts as principal in these transactions, as orders are initiated directly through the e-commerce businesses that the Company operates, the Company takes title to the goods at the shipping point and has the economic risk related to collection, customer service and returns.

The Company considers the criteria presented in Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” in determining the appropriate revenue recognition treatment. Generally, when the Company is the primary obligor in a transaction, has general inventory risk, establishes the selling price, has discretion in supplier selection, has physical loss inventory risk after order placement or during shipping, and has credit risk, or has several but not all of these indicators, the Company records revenue gross as a principal.

The Company pays to its partners a percentage of the revenues generated from the sale of products sold by the Company through the e-commerce businesses that the Company operates in exchange for the rights to use their brand names and the promotions and advertising that its partners agree to provide. The Company refers to these royalty payments as partner revenue share charges. The Company has considered the revenue reduction provisions addressed in EITF No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products,” which was codified in EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” and believes that the payment of partner revenue share charges, or the issuance of warrants or stock in lieu of cash partner revenue share charges, to its partners should not result in any reduction of revenues. EITF No. 00-25 addresses consideration paid to parties

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

along a distribution chain. The Company purchases merchandise from its vendors, at its discretion, and is responsible for paying those vendors. The amounts purchased and the prices paid to the Company’s vendors are not in any way impacted by the revenue share provisions of the Company’s agreements with its partners. Accordingly, the Company’s partners and vendors are not linked in the distribution chain and the Company believes that the provisions of EITF No. 00-25 do not apply.

Service Fee Revenues:    The Company derives its service fee revenues from service fees earned by it in connection with the development and operation of its partners’ e-commerce businesses. Service fees primarily consist of variable fees based on the value of merchandise sold or gross profit generated through its partners’ e-commerce businesses. To a lesser extent, service fees include fixed periodic payments by partners for the development and operation of their e-commerce businesses and fees related to the provision of marketing, design, development and other services. The Company recognizes revenues from services provided when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured. If the Company receives payments for services in advance, these amounts are deferred and then recognized over the service period. Cost of service fee revenues includes the cost of products sold and inbound freight related to those products, as well as outbound shipping and handling costs, other than those related to promotional free shipping and subsidized shipping and handling which would be included in sales and marketing expense. The Company does not specifically record “Cost of service fee revenues” as these costs are incurred by the Company’s fee-based partners rather than by the Company. Operating expenses relating to service fee revenues consist primarily of personnel and other costs associated with the Company’s engineering, production and creative departments which are included in product development expense, as well as fulfillment costs and personnel and other costs associated with its marketing and customer service departments which are included in sales and marketing expense.

Cost of Revenues:    Cost of revenues consist of cost of revenues from product sales and cost of service fee revenues. Cost of revenues from product sales include the cost of products sold and inbound freight related to these products, as well as outbound shipping and handling costs, other than those related to promotional free shipping and subsidized shipping and handling which are included in sales and marketing expense. We specifically do not record cost of service fee revenue. The cost of the sales of the merchandise on which we earn service fees are incurred by our service-fee partners because they are the owners and sellers of the merchandise.

Sales and Marketing:    Sales and marketing expenses include fulfillment costs, customer service costs, credit card fees, net partner revenue share charges, net advertising and promotional expenses incurred by us on behalf of the Company’s partners’ e-commerce businesses, and payroll related to the buying, business management and marketing functions of its company. Net partner revenue share charges are royalty payments made to the Company’s partners in exchange for the use of their brands, the promotion of its partners’ URLs, Web sites and toll-free telephone numbers in their marketing and communications materials, the implementation of programs to provide incentives to customers to shop through the e-commerce businesses that the Company operates for its partners and other programs and services provided to the customers of the e-commerce businesses that the Company operates for its partners, net of amounts reimbursed to the Company by its partners. Net advertising and promotional expenses include promotional free shipping and subsidized shipping and handling costs and are net of amounts reimbursed to the Company by its partners. Partner revenue share charges were $5,666 for the fiscal year ended December 28, 2002, $10,499 for the fiscal year ended January 3, 2004 and $9,143 for the fiscal year ended January 1, 2005.

Shipping and Handling Costs:    The Company defines shipping and handling costs as only those costs incurred for a third-party shipper to transport products to the customer and these costs are included in cost of

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

revenues from product sales. In some instances, shipping and handling costs exceed shipping charges to the customer and are subsidized by the Company. Additionally, the Company selectively offers promotional free shipping whereby it ships merchandise to customers free of all shipping and handling charges. The cost of promotional free shipping and subsidized shipping and handling was $2,895 for the fiscal year ended December 28, 2002, $1,513 for the fiscal year ended January 3, 2004 and $3,530 for the fiscal year ended January 1, 2005 and was charged to sales and marketing expense.

Fulfillment Costs:    The Company defines fulfillment costs as personnel, occupancy and other costs associated with its Kentucky fulfillment centers and Ashford.com’s Texas fulfillment center that it formerly maintained, personnel and other costs associated with its logistical support and vendor operations departments and third-party warehouse and fulfillment services costs. Fulfillment costs were $12,531 for the fiscal year ended December 28, 2002, $15,631 for the fiscal year ended January 3, 2004 and $24,216 for the fiscal year ended January 1, 2005 and are included in sales and marketing expense.

Advertising:    The Company expenses the cost of advertising, which includes online marketing fees, media, agency and production expenses, in accordance with the AICPA Accounting Standards Executive Committee’s Statement of Position (“SOP”) 93-7, “Reporting on Advertising Costs.” Advertising production costs are expensed the first time the advertisement runs. Online marketing fees and media (television, radio and print) placement costs are expensed in the month the advertising appears. Agency fees are expensed as incurred. Advertising costs were $3,377 for the fiscal year ended December 28, 2002, $2,418 for the fiscal year ended January 3, 2004 and $4,843 for the fiscal year ended January 1, 2005 and are included in sales and marketing expenses.

Product Development:    Product development expenses consist primarily of expenses associated with planning, maintaining and operating the Company’s partners’ e-commerce businesses, and payroll and related expenses for the Company’s engineering, production, creative and management information systems departments. Costs incurred to develop internal-use computer software during the application development stage, including those relating to developing the Company’s partners’ Web sites, generally are capitalized. Costs of enhancements to internal-use computer software are also capitalized, provided that these enhancements result in additional functionality.

Restructuring Costs Related to Ashford.com:    Restructuring costs related to Ashford.com, which include termination benefits, contractual obligations, asset impairments and other restructuring costs are recorded at estimated fair value. Key assumptions in calculating the restructuring costs related to Ashford.com included the timing of employee terminations and estimates of the expected salvage value of assets held for disposal. The Company reviews these reserves periodically and adjusts them as necessary.

Stock-Based Compensation:    SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation expense for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company accounts for stock-based compensation for stock options and warrants issued to non-employees in accordance with SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and EITF No. 00-18, “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees.” Accordingly, compensation

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

expense for stock options and warrants issued to non-employees is measured using a Black-Scholes multiple option pricing model that takes into account significant assumptions as to the expected life of the option or warrant, the expected volatility of our common stock and the risk-free interest rate over the expected life of the option or warrant.

The following table illustrates the pro forma net loss and losses per share for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005 as if compensation expense for stock options issued to employees had been determined consistent with SFAS No. 123:

	Fiscal Year Ended
	December 28, 2002	January 3, 2004	January 1, 2005
Net income (loss), as reported	$(33,809)	$(12,062)	$340
Add: Stock-based compensation expense included in reported net loss	(21)	462	1,738
Deduct: Total stock-based compensation determined under fair value based method for all awards	(6,508)	(5,030)	(6,915)

Pro forma net loss	$(40,338)	$(16,630)	$(4,837)

Income (losses) per share—basic and diluted:
Net income (loss) per share, as reported	$(0.88)	$(0.30)	$0.01

Pro forma net loss per share—basic	$(1.05)	$(0.42)	$(0.12)

Pro forma net loss per share—diluted	$(1.05)	$(0.42)	$(0.12)

The Company also records the amortization of deferred partner revenue charges as stock-based compensation expense. This expense is amortized over the contract term of the partner agreement. Stock-based compensation related to the amortization of deferred partner revenue share charges was $857 for the fiscal year ended December 28, 2002, $1,372 for the fiscal year ended January 3, 2004 and $1,738 for the fiscal year ended January 1, 2005.

Income Taxes:    The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, is reflected in the consolidated financial statements in the period of enactment. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Reclassifications:    Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to those classifications used in the current year. These reclassifications were made to reflect certain communication costs previously classified product development expenses to sales and marketing expenses and general and administrative expenses.

New Accounting Pronouncements

Certain Consideration Received from a Vendor:    In November 2002, the EITF reached a consensus on EITF No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” EITF No. 02-16 addresses the accounting of cash consideration received by a customer from a vendor,

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

including vendor rebates and refunds. The consensus reached states that consideration received should be presumed to be a reduction of the prices of the vendor’s products or services and should therefore be shown as a reduction of cost of sales in the income statement of the customer. The presumption could be overcome if the vendor receives an identifiable benefit in exchange for the consideration or the consideration represents a reimbursement of a specific incremental identifiable cost incurred by the customer in selling the vendor’s product or service. If one of these conditions is met, the cash consideration should be characterized as a reduction of those costs in the income statement of the customer. The consensus reached also concludes that if rebates or refunds can be reasonably estimated, such rebates or refunds should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the consideration to be received relative to the transactions that mark the progress of the customer toward earning the rebate or refund. The effective date of this EITF is for fiscal periods beginning after December 15, 2002. The Company adopted the provisions of this EITF in the first quarter of fiscal 2003 and it did not have a significant impact on the Company’s financial position or results of operations.

Consolidation of Variable Interest Entities:    In January 2003, the FASB issued Interpretation (“FIN”) No. 46 “Consolidation of Variable Interest Entities,” which requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns. In December 2003, the FASB then issued FIN No. 46(R) “Consolidation of Variable Interest Entities,” which replaced FIN No. 46. Application of FIN No. 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. The Company adopted the provisions of FIN No. 46 and FIN No. 46(R) effective during fiscal 2003 and FIN No. 46(R)-5 effective during fiscal 2004 and it did not have a significant impact on the Company’s financial position or results of operations.

Derivative Instruments:    In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and should be applied prospectively. The Company adopted this statement in the third quarter of fiscal 2003 and it did not have a significant impact on the Company’s financial position or results of operations.

Certain Financial Instruments with Characteristics of both Liabilities and Equity:    In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted this statement, including the deferral of certain effective dates as a result of the provisions of FASB Staff Position 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Noncontrolling Interests Under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” in the third quarter of fiscal 2003 and it did not have a significant impact on the Company’s financial position or results of operations.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

Other-Than-Temporary Impairment of Certain Investments:    In November 2003, the EITF reached a consensus on EITF No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” which establishes additional disclosure requirements for each category of investments in a loss position. Effective for fiscal years ending after December 15, 2003, companies must disclose the aggregate amount of unrealized losses and the aggregate related fair value of investments with unrealized losses, which are required to be segregated by those investments in a loss position for less than twelve months and those in a loss position for greater than twelve months. Certain qualitative disclosures should also be made regarding the information considered in reaching the conclusion that unrealized losses on investments are not other-than-temporary. The Company adopted the provisions of this consensus in fourth quarter of fiscal 2003 and it did not have a significant impact on the Company’s financial position or results of operations. The accounting guidance of EITF 03-1 relating to the recognition of investment impairment which was to be effective in the third quarter of 2004 has been delayed pending the development of additional guidance.

Sales Incentives Offered to Consumers by Manufacturers:    In November 2003, the EITF reached a consensus on EITF No. 03-10, “Application of EITF No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers,” which addresses how a reseller should account for the redemption of a manufacturer’s coupon by a consumer at the reseller’s location. The final consensus eliminates the option that permitted resellers to report the value of the consideration received as a reduction in costs of goods sold, but rather requires that such consideration be recorded as revenue. EITF No. 03-10 is applicable to new arrangements, including modifications to existing arrangements, entered into during fiscal periods beginning after November 25, 2003. The Company adopted the provisions of this consensus in the fourth quarter of fiscal 2003 and it did not have a significant impact on the Company’s financial position or results of operations.

Inventory Costs an Amendment of ARB No. 43, Chapter 4:    In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an Amendment of ARB No. 43, Chapter 4” . SFAS No. 151 amends the guidance in ARB No. 43 Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43 Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges.” SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal”. SFAS No. 151 is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facility. The Company anticipates that adoption of SFAS No. 151 will have no significant impact on the Company’s financial position or results of operations.

Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29:    In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29”. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. This Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company anticipates that adoption of SFAS No. 153 will have no significant impact on the Company’s financial position or results of operations.

Share-Based Payment.    In December 2004, the Financial Accounting Standards Board, or FASB, issued Financial Accounting Standards Board Statement No. 123R “Share-Based Payment”, or FAS 123R, which

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

replaces Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation”, or FAS 123, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. In addition, FAS 123R will cause unrecognized expense (based on the amounts in our pro forma footnote disclosure) related to options vesting after the date of initial adoption to be recognized as a charge to results of operations over the remaining vesting period. Under FAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The Company has preliminarily decided to use the prospective method for transition as of the effective date of FAS 123R. The prospective method requires that compensation expense be recorded for all unvested stock options and share awards at the beginning of the first quarter of adoption of FAS 123R. The Company is evaluating the requirements of FAS 123R and it expects that the adoption of FAS 123R will have a material impact on its consolidated results of operations and earnings per share.

NOTE 3—ACQUISITIONS AND DISPOSITIONS

Ashford.com

On March 14, 2002, the Company completed its acquisition of all of the outstanding common stock of Ashford.com pursuant to a definitive merger agreement executed on September 13, 2001. During the three-month period ended September 28, 2002, the Company completed the disposition of a division of Ashford Corporate Gifts, Inc., which is a subsidiary of Ashford.com and in December 2002, the Company sold certain assets of Ashford.com to Odimo Acquisition Corp., a wholly owned subsidiary of Odimo. In conjunction with the sale of certain assets of Ashford.com, the Company also announced and implemented its plan to cease the operations of Ashford.com.

Acquisition of Ashford.com

As consideration for the purchase, the Company issued to the stockholders of Ashford.com $7,074 in cash and approximately 430,000 shares of the Company’s common stock valued at $6,881 based on a value of $16.00 per share, which was the average closing price of the Company’s common stock for the period from September 6, 2001 to September 18, 2001.

The acquisition was accounted for under SFAS No. 141 as a purchase, and the acquisition cost of $15,737 was allocated to the assets acquired and the liabilities assumed based upon estimates of their respective fair values. A total of $8,815, representing the excess of the purchase price over fair value of the net assets acquired, was allocated to goodwill.

During the three-month period ended June 29, 2002, the Company obtained a third-party valuation relating to intangible assets acquired from Ashford.com that were initially classified as goodwill pending completion of the valuation. The Company reclassified certain other intangible assets from goodwill and included them in other assets, net. These other intangible assets acquired from Ashford.com consisted of Ashford.com’s customer base and trademarks. The Company recorded the customer base at $1,470 and the trademarks at $1,570.

The customer base acquired had an estimated useful life of five years and was amortized using the straight-line method. The Company recorded amortization of $233 for the fiscal year ended December 28, 2002. The trademarks acquired had an indefinite useful life, and therefore, under SFAS No. 142, they would not have been

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

amortized into results of operations but instead would have been reviewed for impairment and written down and charged to results of operations only in periods in which their recorded value was more than their fair value. These assets were sold in conjunction with the sale of certain assets of Ashford.com described below.

The Company’s consolidated results of operations incorporates Ashford.com’s results of operations commencing on the March 14, 2002 acquisition date.

Sale of Ashford.com Assets

During the three-month period ended September 28, 2002, the Company completed the disposition of a division of Ashford Corporate Gifts, Inc., which is a subsidiary of Ashford.com. The Company received $1,200 in cash proceeds and recognized a gain on the sale of assets of $379.

In December 2002, Ashford.com entered into a definitive agreement with Odimo Acquisition Corp., a wholly owned subsidiary of Odimo to sell certain assets of Ashford.com, including Ashford.com’s trademark, URL, other intangible assets and selected inventory. Under the terms of the agreement, the Company received (i) $956 in cash, (ii) a $4,500, five year subordinated secured promissory note, valued at approximately $3,976, (iii) shares of, and warrants to purchase, Odimo’s Series D preferred stock convertible into 19.9% of the fully diluted common shares of Odimo, valued at approximately $2,159, and (iv) a right to receive 10% of Odimo’s consolidated EBITDA from 2003 to 2007 up to a maximum aggregate payment of $2,000. EBITDA represents earnings (or loss) before interest income/expense, taxes, depreciation and amortization and other non-cash expenses, including stock-based compensation. The sale was completed on December 27, 2002 and the Company recognized a loss on the sale of assets of $2,945.

Cessation of Ashford.com Operations

In conjunction with the sale of certain assets of Ashford.com, the Company also announced and implemented its plan to cease the operations of Ashford.com, which accounted for the Company’s net revenues of approximately $21,617 in the fiscal year ended December 28, 2002, $940 in the fiscal year ended January 3, 2004 and $0.0 in the fiscal year ended January 1, 2005. This plan involved the liquidation of Ashford.com’s remaining inventory, the closure of its Houston, TX fulfillment center and offices and the termination of 71 employees. This plan was substantially completed in January 2003. As of January 3, 2004, 71 employees had been terminated and actual termination benefits paid were $417.

Costs relating to ongoing operations were not included in restructuring costs related to Ashford.com. In accordance with EITF Issue No. 96-9, “Classification of Inventory Markdowns and Other Costs Associated with a Restructuring,” all inventory adjustments that resulted from the cessation of operations of Ashford.com are included in cost of revenues from product sales and were recorded in December 2002. As of December 28, 2002, inventory write downs resulting from the restructuring totaled $1,198. No additional inventory write downs from the restructuring were recorded during the fiscal years ended January 3, 2004 and January 1, 2005.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

For the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005, restructuring costs related to Ashford.com were as follows:

	Fiscal Year Ended
	December 28, 2002	January 3, 2004	January 1, 2005
Termination benefits	$417	$—	$—
Contractual obligations	402	74	—
Asset impairments	849	—	—
Other restructuring costs	12	—	—

	$1,680	$74	$—

Termination benefits were comprised of severance-related payments for all employees terminated in connection with the Ashford.com restructuring. The contractual obligations related to agreements entered into by Ashford.com prior to the sale of assets to Odimo Acquisition Corp. Asset impairments relate to the closure of Ashford.com’s fulfillment center and offices. For assets held for disposal as of December 28, 2002, the Company estimated the fair value based on expected salvage value less costs to sell, and the carrying amount of these assets held for disposal was not significant. Other restructuring costs include expenses which were directly attributable to the cessation of operations of Ashford.com.

At January 1, 2005, the accrued liability associated with the cessation of Ashford.com operations was $370 and consisted of the following (in thousands):

	Balance at December 28, 2002	Subsequent Accruals, net	Payments	Balance at January 3, 2004	Balance January 1, 2005	Due Within 12 Months
Termination benefits	$417	$—	$(417)	$—	$—	$—
Contractual obligations	402	74	(106)	370	370	370
Other restructuring costs	12	—	(12)	—	—	—

	$831	$74	$(535)	$370	$370	$370

NOTE 4—MARKETABLE SECURITIES

Marketable securities, at estimated fair value, consist of the following:

	January 3, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated Fair Value
Auction rate securities	$18,750	$—	$—	$18,750
Corporate bonds	2,908	7	(10)	2,905
U.S. government agency securities	9,004	12	(9)	9,007

	$30,662	$19	$(19)	$30,662

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

	January 1, 2005
	Amortized Cost	Gross Unrealized Losses(1)	Estimated Fair Value
Auction rate securities	$39,700	$—	$39,700
Corporate bonds	5,963	(41)	5,922
U.S. government agency securities	9,800	(63)	9,737

	$55,463	$(104)	$55,359

(1)	The fair value of marketable securities with loss positions was $6,071 as of January 3, 2004 and $15,658 as of January 1, 2005, and the gross unrealized losses on these marketable securities were $19 as of January 3, 2004 and $104 as of January 1, 2005. The Company considered the nature of these marketable securities, which are primarily U.S. government agency securities, corporate bonds and auction preferred stock, the amount of the impairments relative to the carrying value of the related investments and the duration of the impairments, which are all less than twelve months, and concluded that the impairments were temporary.

The amortized cost and estimated fair value of investments in debt securities as of January 1, 2005, by contractual maturity, are as follows:

	Amortized Cost	Estimated Fair Value
Due within one year	$36,156	$36,089
Due after one year through five years	13,307	13,270
Due after five years through ten years	—	—
Due after ten years	6,000	6,000

	$55,463	$55,359

NOTE 5—PROPERTY AND EQUIPMENT

The major classes of property and equipment, at cost, as of January 3, 2004 and January 1, 2005 are as follows:

	January 3, 2004	January 1, 2005
Computer hardware and software	$44,113	$53,381
Building and building improvements	20,977	38,406
Furniture, warehouse and office equipment	6,712	9,696
Land	3,663	7,663
Leasehold improvements	413	479
Capitalized Lease	—	2,401
Construction in progress	655	387

	76,533	112,413
Less: Accumulated depreciation and amortization	(31,693)	(38,127)

Property and equipment, net	$44,840	$74,286

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

NOTE 6—LEASES

Capital Leases

During the third quarter of fiscal 2004, the Company entered into capital leases for computer hardware and software. As of January 1, 2005, the leases had an aggregate outstanding balance of $1,590, with $829 classified as current. The Company’s net investment in these capital leases as of January 1, 2005 was $1,594, which is included in property and equipment. Interest expense recorded on the capital leases for the twelve month period ended January 1, 2005 was $65.

Future minimum lease payments under the capital lease as of January 1, 2005, together with present value of those future minimum lease payments, are as follows:

January 1, 2005
2005	$912
2006	516
2007	297

Total future minimum lease payments	1,725
Less: Interest discount amount	(135)

Total present value of future minimum lease payments	1,590
Less: Current portion	(829)

Long-term portion	$761

During the fourth quarter of fiscal 2000, the Company entered into various capital leases for computer hardware and furniture. As of January 1, 2005, no capital leases on this equipment remained. The Company’s net investment in these capital leases as of January 3, 2004 was $347 and as of January 1, 2005 was $0, which is included in property and equipment. Interest expense recorded on the capital leases for the fiscal year ended December 28, 2002 was $59, for fiscal year ended January 3, 2004 was $0 and for fiscal year ended January 1, 2005 was $0.

Operating Leases

The Company leases its Melbourne, FL customer contact center, as well as, its Shepherdsville, KY fulfillment center and certain fixed assets under noncancellable operating leases. The Company previously leased Ashford.com’s Houston, TX fulfillment center and offices that it formerly maintained and its former Louisville, KY retail store until the first quarter of fiscal 2003. The Company also previously leased its Louisville, KY fulfillment center until April 2002, at which time it was purchased by the Company and additional office space until the Company completed its move to its new corporate headquarters. Rent expense under operating lease agreements was $2,349 in fiscal year ended December 28, 2002, $1,346 in fiscal year ended January 3, 2004 and $2,019 for the fiscal years ended January 1, 2005.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

Future minimum lease payments under operating leases as of January 1, 2005 are as follows:

Operating Leases
2005	$2,175
2006	2,025
2007	1,592
2008	1,588
2009	1,579
Thereafter	1,428

Total future minimum lease payments	$10,387

NOTE 7—STOCKHOLDERS’ EQUITY

Preferred Stock:

On May 24, 2001, the stockholders approved an amendment to the Company’s Certificate of Incorporation that increased the maximum number of authorized shares of preferred stock, $.01 par value, by 4,000,000 to 5,000,000. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation and conversion and redemption rights.

On May 12, 1998, the Company issued 10,000 shares of mandatorily redeemable Series A preferred stock. As of December 28, 2002 all of the shares of Series A preferred stock had been redeemed. As of September 27, 2003 all of the shares of the Series A preferred stock had been retired.

Common Stock:

On May 24, 2001, the stockholders approved an amendment to the Company’s Certificate of Incorporation that increased the maximum number of authorized shares of common stock, $.01 par value, by 30,000,000 to 90,000,000.

On July 20, 2001, a right to receive 1,600,000 shares of the Company’s common stock was exercised in lieu of future cash revenue share payments. On the day immediately preceding the exercise of the right, the closing price of a share of the Company’s common stock was $9.00, and the shares were valued at approximately $14,400. The 1,600,000 shares of GSI common stock issued are subject to restrictions which prohibit the transfer of such shares. These restrictions lapsed as to 10% of such shares on December 31, 2002 and will lapse as to an additional 10% of such shares on the last day of each quarter thereafter, becoming free of all such transfer restrictions on March 31, 2005.

On August 23, 2001, pursuant to the terms of a stock purchase agreement entered into on July 20, 2001, the Company issued to Interactive Technology Holdings, LLC, a joint venture company formed by Comcast Corporation and QVC, Inc. (“ITH”), 3,000,000 shares of its common stock at a price of $10.00 per share, for an aggregate purchase price of $30,000. At the same time, ITH acquired 1,000,000 shares of the Company’s common stock from Michael G. Rubin, Chairman, President and Chief Executive Officer of the Company, at a price of $10.00 per share, for an aggregate purchase price of $10,000.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

On July 25, 2003, the Company issued 1,650,000 shares of common stock to ITH in exchange for warrants held by ITH to purchase 4,500,000 shares of the Company’s common stock, purchased by ITH on September 13, 2000. On the day immediately preceding the exchange, the closing price of a share of the Company’s common stock was $9.05. Of the warrants exchanged, 2,500,000 have an exercise price of $10.00 per share and expire between September 2005 and October 2005 and 2,000,000 have an exercise price of $8.15 per share and expire between September 2005 and October 2005. Under the Black-Scholes valuation methodology, the warrants were valued at approximately $23,000 on the date of exchange. As the value of the warrants settled is in excess of the consideration given to ITH by the Company, the Company did not recognize any stock-based compensation expense relating to this exchange.

Employee Stock Purchase Plan:

In March 2000, the Company’s board of directors adopted, and in May 2000, the Company’s stockholders approved, the 2000 Employee Stock Purchase Plan (the “ESPP”). A total of 400,000 shares of common stock are authorized for issuance under the ESPP, plus an annual increase equal to the lesser of (i) 50,000 shares, or (ii) such smaller number of shares as determined by the board of directors; provided that the total aggregate number of shares issuable under the ESPP may not exceed 900,000 shares. The ESPP is implemented by the periodic offerings of rights to all eligible employees from time to time, as determined by the board of directors. The maximum period of time for an offering is 27 months. The purchase price per share at which common stock is sold in an offering is established by the board of directors prior to the commencement of the offering, but such price may not be less than the lower of (i) 85% of the fair market value of a share of common stock on the date the right to purchase such shares was granted (generally the first day of the offering) or (ii) 85% of the fair market value of a share of common stock on the applicable purchase date. The shares of common stock issued under the ESPP were 399,201 shares as of December 28, 2002, 548,948 shares as of January 3, 2004 and 548,948 shares as of January 1, 2005. Currently, there are no shares authorized for issuance under the ESPP by the board of directors.

Treasury Stock:

On August 20, 2003, the Company’s Board of Directors approved the retirement of 73,000 shares of treasury stock held by the Company. The treasury stock was retired during the three-month period ended September 27, 2003.

In June 2002, the Company’s Board of Directors authorized, subject to certain business and market conditions, the purchase of up to $10,000 of the Company’s common stock. Under this program, the Company repurchased 73,000 shares on the open market during the fiscal year ended December 28, 2002.

NOTE 8—STOCK OPTIONS AND WARRANTS

The Company maintains incentive and non-incentive stock option plans for certain employees, directors and other persons (the “Plans”). Under the terms of the Plans, the Company may grant incentive and non-incentive options and restricted stock and unrestricted stock awards to purchase up to 10,025,071 shares of common stock. The options granted under the Plans generally vest at various times over periods ranging up to five years and have terms of up to ten years after the date of grant, unless the optionee leaves the employ of or ceases to provide services to the Company. Stock appreciation rights (“SARs”) may be granted under the Plans either alone or in tandem with stock options. Generally, recipients of SARs are entitled to receive, upon exercise, cash or shares of common stock (valued at the then fair market value of the Company’s common stock) equal to such fair market

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

value on the date of exercise minus such fair market value on the date of grant of the shares subject to the SAR, although certain other measurements also may be used. A SAR granted in tandem with a stock option is exercisable only if and to the extent that the option is exercised. No SARs have been granted to date under the Plans.

The following table summarizes the stock option activity for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005:

	Fiscal Year Ended
	December 28, 2002		January 3, 2004		January 1, 2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of fiscal year	5,527	$8.02	5,369	$8.30	6,716	$8.37
Granted	856	12.58	2,035	9.02	793	10.18
Exercised	(270)	4.73	(194)	5.15	(803)	5.89
Cancelled	(744)	12.85	(494)	12.12	(597)	11.28

Outstanding, end of fiscal year	5,369	8.30	6,716	8.37	6,109	8.50

Exercisable, end of fiscal year	2,594	8.35	3,837	8.39	4,275	8.38

During the fiscal year ended January 1, 2005, the Company granted to employees options to purchase an aggregate of 730,800 shares of the Company’s common stock at prices ranging from $0.01 to $16.10 per share and granted to directors options to purchase an aggregate of 62,500 shares of the Company’s common stock at $8.11 per share. The weighted average fair value during the fiscal year ended January 1, 2005 was $7.00 per share and the weighted average exercise price of the options granted with exercise prices at the then-current market prices of the underlying stock during the fiscal year ended January 1, 2005 was $10.18 per share. The weighted average fair value during the fiscal year ended January 1, 2005 was $9.47 per share and the weighted average exercise price of the options granted with exercise prices below the then-current market prices of the underlying stock during the fiscal year ended January 1, 2005 was $0.01 per share. For the fiscal year ended January 1, 2005, the Company recorded $1,773 of stock-based compensation expense relating to options and restricted stock, $1,758 relating to employees and $15 relating to consultants.

During the fiscal year ended January 3, 2004, the Company granted to employees options to purchase an aggregate of 1,961,500 shares of the Company’s common stock at prices ranging from $2.34 to $12.34 per share and granted to directors options to purchase an aggregate of 73,750 shares of the Company’s common stock at prices ranging from $3.10 to $11.66 per share. The weighted average fair value during the fiscal year ended January 3, 2004 was $3.48 per share and the weighted average exercise price of the options granted with exercise prices at the then-current market prices of the underlying stock during the fiscal year ended January 3, 2004 was $5.42 per share. The weighted average fair value during the fiscal year ended January 3, 2004 was $5.78 per share and the weighted average exercise price of the options granted with exercise prices above the then-current market prices of the underlying stock during the fiscal year ended January 3, 2004 was $10.00 per share. For the fiscal year ended January 3, 2004, the Company recorded $563 of stock-based compensation expense relating to options and restricted stock, $462 relating to employees and $101 relating to consultants.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

During the fiscal year ended December 28, 2002, the Company granted to employees options to purchase an aggregate of 807,470 shares of the Company’s common stock at prices ranging from $4.03 to $19.94 per share and granted to directors options to purchase an aggregate of 48,750 shares of the Company’s common stock at a price of $14.68 per share. The weighted average fair value during the fiscal year ended December 28, 2002 was $8.66 per share and the weighted average exercise price of the options granted with exercise prices at the then-current market prices of the underlying stock during the fiscal year ended December 28, 2002 was $12.45 per share. For the fiscal year ended December 28, 2002, the Company recorded a reduction of $508 in stock-based compensation expense relating to options and restricted stock, $21 relating to employees and $487 relating to consultants.

The following table summarizes the warrant activity for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005:

	Fiscal Year Ended
	December 28, 2002		January 3, 2004		January 1, 2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of fiscal year	7,817	$9.27	7,082	$9.25	803	$7.68
Granted	—	—	—	—	12	9.31
Exercised	(330)	9.32	(13)	5.00	—	—
Cancelled	(405)	9.67	(6,266)	9.46	—	—

Outstanding, end of fiscal year	7,082	9.25	803	7.68	815	7.71

Exercisable, end of fiscal year	6,882	9.44	603	9.40	615	9.40

During the fiscal year ended January 1, 2005, the Company granted to a related party warrants to purchase an aggregate of 12,500 shares of the Company’s common stock at $9.31 per share. The Company recognized $89 of stock-based compensation for the fiscal year ended January 1, 2005 related to the grant of the warrants.

During the fiscal year ended December 28, 2002, warrants to purchase an aggregate of 634,557 shares of the Company’s common stock were net-exercised. There were no cash proceeds as a result of the net exercises, and the Company issued a net of 279,724 shares of its common stock. The Company recognized $53 of stock-based compensation expense for the fiscal year ended December 28, 2002 relating to the grant of the warrants.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

The following table summarizes information regarding options and warrants outstanding and exercisable as of January 1, 2005:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life In Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.01 – $ 5.56	2,372	5.89	$4.44	1,749	$4.65
$ 5.69 – $10.00	3,318	7.22	8.66	2,168	8.29
$10.01 – $24.69	1,234	6.23	15.33	973	15.92
$ 0.01 – $24.69	6,924	6.58	8.40	4,890	8.51

As of January 1, 2005, 1,215,100 shares of common stock were available for future grants under the Plans.

The fair value of options and restricted stock granted under the Plans during the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005 were estimated on the date of grant using the Black-Scholes multiple option pricing model, with the following weighted average assumptions:

	Fiscal Year Ended
Assumption	December 28, 2002	January 3, 2004	January 1, 2005
Dividend yield	None	None	None
Expected volatility	102.00%	104.00%	94.11%
Average risk free interest rate	3.59%	2.63%	3.22%
Average expected lives	3.93 years	3.41 years	4.13 years

No warrants were granted or issued by the Company during the fiscal years ended December 28, 2002 and January 3, 2004, and 12,500 warrants were issued during the fiscal year ended January 1, 2005. The fair value of warrants granted and issued during the fiscal year ended January 1, 2005 were estimated on the date of grant using the Black-Scholes multiple option pricing model, with the following range of assumptions:

Assumption	Fiscal Year Ended January 1, 2005
Dividend yield	None
Expected volatility	100.0%
Average risk free interest rate	3.93%
Average expected lives	5.00 years

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

NOTE 9—INCOME TAXES

The income (loss) from continuing operations before income taxes and the related benefit from income taxes were as follows:

Fiscal Year Ended
	December 28, 2002	January 3, 2004	January 1, 2005
Income (loss) from continuing operations before income taxes:
Domestic	$(33,809)	$(12,062)	$340
Foreign	—	—	—

Total	$(33,809)	$(12,062)	$340

Benefit from income taxes:
Current:
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—

Total Current	$—	$—	$—

Deferred:
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—

Total Deferred	$—	$—	$—

Total:
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—

Total	$—	$—	$—

For the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005, the Company had no provision for federal and state income taxes.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

The significant components of net deferred tax assets and liabilities as of January 3, 2004 and January 1, 2005 consisted of the following:

	Fiscal Year Ended
	January 3, 2004	January 1, 2005
Deferred tax assets:
Net operating loss carryforwards	$174,249	$179,495
Deferred revenue	6,104	3,798
Employee benefits	248	91
Inventory	1,149	1,019
Prepaid expenses	—	—
Depreciation	914	2,278
Provision for doubtful accounts	1,556	1,293

Gross deferred tax assets	184,220	187,974
Deferred tax liabilities:
Prepaid expenses	—	—

Net deferred tax assets and liabilities	184,220	187,974
Valuation allowance	(184,220)	(187,974)

Net deferred tax asset	$—	$—

Due to the uncertainty surrounding the realization of the Company’s tax attributes in future income tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets. As of January 1, 2005, the Company had available net operating loss carryforwards of approximately $442,827 which expire in the years 2005 through 2024. The use of certain net operating loss carryforwards are subject to annual limitations based on ownership changes of the Company’s stock, as defined by Section 382 of the Internal Revenue Code. The Company expects that net operating losses of approximately $245,986 will expire before they can be utilized.

Of the net operating losses $14,309 relate to employee related stock options and the tax benefit when realized will reduce equity.

The differences between the statutory federal income tax rate and the effective income tax rate are provided in the following reconciliation:

	Fiscal Year Ended
	December 28, 2002	January 3, 2004	January 1, 2005
Statutory federal income tax rate	(34.0)%	(34.0)%	(34.0)%
Increase (decrease) in taxes resulting from:
Valuation allowance	33.7%	33.4%	34.0%
Nondeductible amortization	—	—	—
Other	0.3%	0.6%	0.0%

Effective income tax rate	0.0%	0.0%	0.0%

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

NOTE 10—INCOME (LOSS) PER SHARE

Net income (loss) per share has been computed in accordance with SFAS No. 128, “Earnings per Share.” Basic and diluted income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the fiscal year. In fiscal 2002 and fiscal 2003, the outstanding common stock options and warrants have been excluded from the calculation of diluted income (loss) per share because their effect would be antidilutive.

The amounts used in calculating income (loss) per share data are as follows:

	Year ended December 31,
	December 28, 2002	January 3, 2004	January 1, 2005
Net income (loss) attributable to common shares	$(33,809)	$(12,062)	$340

Weighted average common shares outstanding—basic	38,566	39,638	41,073
Effective of dilutive securities:
Warrants	—	—	220
Employee stock options	—	—	1,076

Weighted average common shares outstanding—diluted	38,566	39,638	42,369
Outstanding common stock options having no dilutive effect	5,369	6,716	5,033
Outstanding common stock warrants having no dilutive effect	7,082	803	595

Income (loss) per common share—basic:	$(0.88)	$(0.30)	$0.01
Income (loss) per common share—diluted:	$(0.88)	$(0.30)	$0.01

NOTE 11—COMPREHENSIVE INCOME (LOSS)

The following table summarizes the components of comprehensive income (loss):

	Fiscal Year Ended
	December 28, 2002	January 3, 2004	January 1, 2005
Net income (loss)	$(33,809)	$(12,062)	$340
Other comprehensive income (loss):
Net unrealized gains (losses) on available-for-sale securities	57	(57)	(104)

Other comprehensive income (loss)	57	(57)	(104)

Comprehensive income (loss)	$(33,752)	$(12,119)	$236

NOTE 12—SIGNIFICANT TRANSACTIONS/CONCENTRATIONS OF CREDIT RISK

Net revenues included $2,457 for the fiscal year ended December 28, 2002, $0 for the fiscal year ended January 3, 2004 and $0 for the fiscal year January 1, 2005, related to bulk sales to one entity. As of January 3, 2004 and January 1, 2005, the amount included in accounts receivable related to these bulk sales was $0.

Net revenues included $8,281 for the fiscal year ended December 28, 2002, $0 for the fiscal year ended January 3, 2004 and $0 for the fiscal year ended January 1, 2005 from sales of one of the Company’s partner’s

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

products sold primarily through its direct response television campaigns in addition to Web site and toll-free number sales. As of January 3, 2004 and January 1, 2005, the amount included in accounts receivable related to these sales was $0.

The Company had $3,360 as of January 3, 2004 and $12,397 as of January 1, 2005, of operating cash and $66,110 as of January 3, 2004 and $63,026 as of January 1, 2005, of cash equivalents and marketable securities invested with three financial institutions, which are potentially subject to credit risk. The composition of these investments is regularly monitored by management of the Company.

NOTE 13—MAJOR SUPPLIERS AND CUSTOMERS/ECONOMIC DEPENDENCY

During the fiscal year ended January 1, 2005, the Company purchased inventory from one supplier amounting to $80,430 or 43.1% of total inventory purchased.

During the fiscal year ended January 3, 2004, the Company purchased inventory from one supplier amounting to $50,434 or 37.7% of total inventory purchased.

During the fiscal year ended December 28, 2002, the Company purchased inventory from one supplier amounting to $19,435 or 20.5% of total inventory purchased.

No other supplier amounted to more than 10% of total inventory purchased for any period presented.

For the fiscal year ended December 28, 2002, net revenues included $23,559 or 14% from Kmart Corporation (“Kmart”) in connection the operation of Kmart’s e-commerce business. In March 2003, the Company and Kmart modified their agreement to shorten the term, eliminate the last two of eight fixed fee payments required under the agreement and provide for early termination rights for both the Company and Bluelight. In October 2004, we further modified this agreement following which we only provide sporting goods merchandise to Bluelight on a business-to-business basis and continue to recognize revenues based on those business-to-business sales.

No other customer accounted for more than 10% of net revenues for any period presented.

NOTE 14—COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved in various litigation incidental to its current and discontinued businesses, including alleged infringement of intellectual property rights of third parties, contractual claims and claims relating to the manner in which goods are sold through its e-commerce platform.

While the Company sold certain assets of Ashford.com, Inc. in December 2002, Ashford.com continues to be a party to certain litigation that was commenced prior to the Company’s acquisition of Ashford.com in March 2002. Since July 11, 2001, several stockholder class action complaints have been filed in the United States District Court of the Southern District of New York against Ashford.com, several of Ashford.com’s officers and directors, and various underwriters of Ashford.com’s initial public offering. The purported class actions have all been brought on behalf of purchasers of Ashford.com common stock during various periods beginning on September 22, 1999, the date of Ashford.com’s initial public offering. The plaintiffs allege that Ashford.com’s prospectus, included in Ashford.com’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission, was materially false and misleading because it failed to disclose, among other things,

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

certain fees and commissions collected by the underwriters or arrangements designed to inflate the price of the common stock. The plaintiffs further allege that because of these purchases, Ashford.com’s post-initial public offering stock price was artificially inflated. As a result of the alleged omissions in the prospectus and the purported inflation of the stock price, the plaintiffs claim violations of Sections 11 and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. The complaints have been consolidated into a single action, and the consolidated cases against Ashford.com have been consolidated with similarly consolidated cases filed against 308 other issuer defendants for the purposes of pretrial proceedings. The claims against Ashford.com’s officers and directors were dismissed in exchange for tolling agreements which permit the refiling of claims against officers and directors at a later date. A motion to dismiss filed on behalf of all issuer defendants, including Ashford.com, was denied in all aspects relevant to Ashford.com on February 19, 2003. Ashford.com and its insurers have entered into a memorandum of understanding regarding terms for settlement of this suit. Under the settlement, plaintiffs’ claims against Ashford.com and other issuers will be dismissed in exchange for certain consideration from the issuers’ insurers and for the issuers’ assignment to plaintiffs of certain potential claims against the underwriters of the relevant initial public offerings. Formal documentation of the settlement contemplated by the memorandum of understanding is complete and the Judge presiding over this matter has preliminarily approved the settlement. In the event that a settlement is not finalized, the Company believes that Ashford.com has defenses against these actions.

In September 2003, the Company learned that it, along with several of its partners, were named in an action in the Circuit Court of Cook County, Illinois, by a private litigant who is alleging that the Company, along with certain of its partners, wrongfully failed to collect and remit sales and use taxes for sales of personal property to customers in Illinois and knowingly created records and statements falsely stating the Company was not required to collect or remit such taxes. The complaint seeks injunctive relief, unpaid taxes, interest, attorneys’ fees, civil penalties of up to $10 per violation, and treble damages under the Illinois Whistleblower Reward and Protection Act. The Company is aware that this same private litigant has filed similar actions against retailers in other states, and it may be possible that the Company and/or partners may have been or may be named in similar cases in other states. The Company does not believe that it is liable under existing laws and regulations for any failure to collect sales or other taxes relating to internet sales and intends to vigorously defend itself in this matter.

The Company does not believe, based on current knowledge, that any of the foregoing claims are likely to have a material adverse effect on its business, financial position or results of operations. However, the Company may incur substantial expenses and devote substantial time to defend third-party claims whether or not such claims are meritorious. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability and may be required to implement expensive changes in its business practices or enter into costly royalty or licensing agreements. Any of these could have a material adverse effect on the Company’s business, financial position or results of operations.

Advertising and Media Agreements

As of January 1, 2005, the Company was contractually committed for the purchase of future advertising totaling approximately $130 through the fiscal year ending December 31, 2005. The expense related to these commitments will be recognized in accordance with the Company’s accounting policy related to advertising (see Note 2).

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

Partner Revenue Share Payments

As of January 1, 2005 and subject to the satisfaction of certain conditions, the Company was contractually committed to future minimum cash revenue share payments as follows:

Partner Revenue Share Payments
2005	$7,450
2006	5,700
2007	6,000
2008	6,350
2009	6,650
Thereafter	4,900

Total conditional future minimum cash revenue share payments	$37,050

Partner Relationships

The Company operates e-commerce businesses for its partners pursuant to contractual agreements. The Company generally operates e-commerce businesses for its partners based on one of three models, or, in some circumstances, a combination of these models. The Company refers to these three models as the GSI-owned inventory model, the partner-owned inventory model and the business-to-business model.

GSI-Owned Inventory Model—The Company selects and purchases inventory from vendors, sells the inventory directly to consumers through its e-commerce platform under its partners’ names, records revenues generated from the sale by the Company of these products and generally pays a percentage of these revenues to the respective partners in exchange for the right to use their brand names, logos and Web site address in the operation of their e-commerce business and for their commitment to promote and advertise their e-commerce business. The Company has a buying organization that procures products in the following merchandise categories: sporting goods, consumer electronics, and licensed entertainment products. Because the Company operates e-commerce businesses for its sporting good partners using a common pool of owned sporting goods inventory, the Company is able to offer a broad assortment while efficiently managing its inventory. Under the owned-inventory model, the Company establishes the prices for products that it offers. To the extent possible, the Company strategically prices products sold through a partner’s e-commerce business to be consistent with the pricing for the same products at that partner’s retail stores. Accordingly, prices for the same products may differ across the Company’s partners’ e-commerce businesses. Revenues generated from this model are recorded by the Company as product sales. The Company believes that it has strong relationships with its vendors and sources of unique products, and it regularly seeks to add new vendors, brands and sources of unique products.

Partner-Owned Inventory Model—The Company operates certain aspects of its partners’ e-commerce businesses in exchange for service fees, which primarily consist of variable fees based on the value of merchandise sold or gross profit generated through its partners’ e-commerce businesses. To a lesser extent, service fees include fixed periodic payments by partners for the development and operation of their e-commerce businesses and fees related to the provision of marketing, design, development and other services. Under the partner-owned inventory model, its partners select the merchandise to be sold, buy and own all or a portion of the inventory and provide offline marketing support. The partner is the seller of the merchandise and establishes the prices. Revenues generated from partners in this model are recorded by the Company as service fees.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

Business-to-Business Model—The Company generally provides a product information database, including product images, descriptions and availability to these partners, which they use to sell merchandise on their e-commerce sites. These partners process customer orders on their Web sites and deliver the orders to the Company electronically. The Company sells the products ordered to these partners from its inventory or through its network of drop shippers and transfers title to the partners at a predetermined price. The Company then sends the orders to customers on behalf of these partners. These partners generally perform their own customer service. To date, this model has been deployed using GSI-owned sporting goods inventory. Revenues generated from sales by the Company to its partners in this model are recorded by the Company as product sales.

NOTE 15—SAVINGS PLAN

The Company sponsors a voluntary defined contribution savings plan covering all U.S. employees. Company contributions to the plan for each employee may not exceed 3.0% of the employee’s annual salary. Total Company contributions were $396 for the fiscal year ended December 28, 2004, $419 for the fiscal year ended January 3, 2004 and $540 for the fiscal year ended January 1, 2005.

NOTE 16—SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Fiscal Year Ended
	December 28, 2002	January 3, 2004	January 1, 2005
Cash paid during the year for interest	$749	$—	$466
Acquisition of Ashford.com:
Fair value of assets acquired (including goodwill)	$27,575	$—	$—
Liabilities assumed	(11,834)	—	—
Stock issued	(6,881)	—	—
Cash paid	8,860	—	—
Cash acquired	—	—	—

Net cash paid for acquisition of Ashford.com	$8,860	$—	$—

Noncash Investing and Financing Activities:
Net unrealized gains (losses) on available-for-sale securities	$57	$(57)	$(104)
Receipt of a promissory note in connection with the sale of certain assets of Ashford.com	$3,976	$—	$—
Receipt of shares of, and warrants to purchase, Odimo’s Series D preferred stock in connection with the sale of certain assets of Ashford.com	$2,159	$—	$—
Receipt of shares of, and warrants to purchase, Odimo’s Series C preferred stock in connection with a conversion of principal due under a note	$—	$—	$688
Exchange of a portion of a promissory note in connection with a conversion of principal due under the note	$—	$—	$(682)
Issuance of common stock upon exercises of options granted to employees of the discontinued operations	$4	$3	$—
Acquisition of property and equipment under a capital lease	$—	$—	$3,170

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

NOTE 17—BUSINESS SEGMENTS

The Company operates in one principal business segment. The Company provides e-commerce solutions that enable retailers, branded manufacturers, entertainment companies and professional sports organizations to operate e-commerce businesses. The Company’s e-commerce platform includes Web site design, e-commerce technology, managed hosting, order fulfillment, customer service, merchandising and order management, online merchandising, customer relationship management, content development and online marketing. The Company currently derives virtually all of its revenues from the sale of goods through its partners’ e-commerce businesses, toll-free telephone number sales, bulk sales, business-to-business and group sales and related outbound shipping charges, net of allowances for returns and discounts. The Company also derives revenue from fixed and variable fees earned in connection with the development and operation of partners’ e-commerce businesses and the provision of marketing and other services. All of the Company’s net revenues and operating results are in the United States and Canada. Net revenues and operating results in Canada are not significant. All of the Company’s identifiable assets are in the United States.

NOTE 18—RELATED PARTY TRANSACTIONS

In fiscal 2000, the Company entered into a website development and distribution agreement with iQVC, a division of QVC, Inc., pursuant to which the Company provides technology, procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. Interactive Technology Holdings, LLC, which is a major stockholder of the Company, is a joint venture company of Comcast Corporation and QVC. The Company recognized net revenues on sales to this related party of $2,711 for fiscal year ended December 28, 2002, $2,145 for fiscal year ended January 3, 2004 and $1,843 for fiscal year ended January 1, 2005 under this Web site development and distribution agreement. The terms of these sales are comparable to those with other business-to-business partners of the Company. As of January 1, 2005, the amount included in accounts receivable related to these sales was $88. In the three month period ended September 27, 2003, the Company took a charge of $325 for the settlement of disputed amounts billed to QVC for product and shipping costs.

In the fiscal year ended January 3, 2004, the Company entered into a services agreement with QVC pursuant to which QVC provided shipping services to the Company in exchange for fees. The fees charged to us by QVC were determined through arms-length negotiations. The Company incurred fees of $484 for the fiscal year ended January 3, 2004 and $1,061 for the fiscal year ended January 1, 2005 of which $414 for fiscal year ended January 3, 2004 and $1,009 for the fiscal year ended January 1, 2005 related directly to products shipped and was charged to cost of revenues from product sales, and $70 for fiscal year ended January 3, 2004 and $52 for fiscal year ended January 1, 2005 related to professional services provided and was charged to sales and marketing expense.

In exchange for Rustic Canyon forfeiting its right to designate one member to the Company’s Board, on June 26, 2004, the Company granted to Rustic Canyon a warrant to purchase 12,500 shares of the Company’s common stock with a term of five years and an exercise price of $9.31 per share. The fair value of the warrant was estimated on the date of grant using the Black-Sholes multiple option pricing model and the Company recorded $89 of stock-based compensation expense, relating to the warrant.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

NOTE 19—LONG-TERM DEBT AND OTHER

The following table summarizes the Company’s long-term debt and other long-term liabilities as of January 1, 2005:

January 1, 2005
Note payable	$12,945
Capital lease obligation	1,590

14,535
Less: current portion of note payable	(142)
Less: current portion of capital lease obligation	(829)

Long-term debt and other	$13,564

On March 16, 2004, a wholly-owned subsidiary of the Company entered into an agreement to purchase a new corporate headquarters in King of Prussia, Pennsylvania, together with an option to purchase an additional parcel of land. The Company closed on the purchase on June 9, 2004 and the purchase price for the building was $17,000.

In connection with the purchase of the new corporate headquarters, a wholly-owned subsidiary of the Company entered into a $13,000 mortgage note on June 9, 2004, collateralized by a first lien on substantially all of the assets of that subsidiary, which have a carrying value of approximately $17,444. The mortgage note has a term of ten years and six months, and bears interest at 6.32% per annum. The Company, in accordance with the provisions of the mortgage note, provided a Letter of Credit in the amount of $3,000 as additional security. Upon completion of initial capital improvements to the building, the Letter of Credit will be reduced to $1,000. The Letter of Credit may be reduced further to $500 if the Company has positive income for calendar years 2006, 2007 and 2008. As of January 1, 2005, the mortgage note had an aggregate outstanding principal balance of $12,945, with $142 classified as current and $12,803 classified as long-term. The Company recorded interest expense related to the note of $209 for the three month period ended January 1, 2005 and $473 for the twelve month period ended January 1, 2005.

Annual maturities of the mortgage note are based on a thirty year amortization and as of January 1, 2005 are as follows:

January 1, 2005
Year 1	$142
Year 2	152
Year 3	161
Year 4	170
Year 5	184
Thereafter	12,136

12,945
Less current portion	(142)

Long-term portion	$12,803

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

On April 20, 2000, the Company entered into a $5,300 mortgage note collateralized by the land, building and improvements of its corporate headquarters which have a carrying value of $6,832. The mortgage note had a term of ten years and bore interest at 8.49% per annum. In November 2002, the Company pre-paid the $5,212 outstanding principal balance remaining on the mortgage note. In connection with the early retirement of the mortgage note, the Company paid a $250 early termination fee, which is recorded in interest expense. The Company recorded interest expense related to this note of $690 during the fiscal year ended December 28, 2002, $0 during the fiscal year ended January 3, 2004 and $0 during the fiscal year ended January 1, 2005.

NOTE 20—QUARTERLY RESULTS (UNAUDITED)

The following tables contain selected unaudited Statement of Operations information for each quarter of the fiscal years ended January 3, 2004 and January 1, 2005. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	For the Fiscal Year Ended January 3, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$48,879	$50,348	$47,483	$95,209

Gross profit	$17,026	$17,041	$16,705	$36,416

Net income (loss)	$(5,483)	$(3,777)	$(5,545)	$2,744

Income (losses) per share—basic and diluted(1):
Net income (loss)	$(0.14)	$(0.10)	$(0.14)	$0.07

Weighted average shares outstanding—basic	38,784	38,838	40,109	40,737

Weighted average shares outstanding—diluted	38,784	38,838	40,109	42,180

(1)	The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except per share data)

	For the Fiscal Year Ended January 1, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$66,268	$64,689	$68,588	$135,787

Gross profit	$24,760	$25,125	$26,417	$55,895

Net income (loss)	$(4,028)	$(3,146)	$(3,047)	$10,561

Income (losses) per share—basic and diluted(1):
Net income (loss)—basic	$(0.10)	$(0.08)	$(0.07)	$0.26

Net income (loss)—diluted	$—	$—	$—	$0.25

Weighted average shares outstanding—basic	40,868	40,991	41,081	41,351

Weighted average shares outstanding—diluted	40,868	40,991	41,081	43,076

(1)	The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

NOTE 21—SUBSEQUENT EVENT

The Company was the beneficial owner of Series C and Series D Convertible Preferred Stock of Odimo Incorporated and warrants to acquire additional shares of Series C and Series D Convertible Preferred Stock of Odimo Incorporated (see footnotes 2 and 3).

In February, 2005, Odimo Incorporated consummated an initial public offering through the issuance of 3,125,000 shares of its common stock. Effective upon consummation of Odimo Incorporated’s IPO, the Company exercised its warrants to acquire Series C and Series D Convertible Preferred Stock of Odimo Incorporated and converted all of such shares, along with its already held shares of Series C and Series D Convertible Preferred Stock of Odimo Incorporated, into an aggregate of 824,594 shares of common stock of Odimo Incorporated. The Company’s investment in Odimo Incorporated’s common stock represents 11.5% of the outstanding common stock of Odimo Incorporated.

NOTE 22—RESTATEMENT OF THE CONSOLIDATED BALANCE SHEETS AND CONSOLIDATED STATEMENTS OF CASH FLOWS

Subsequent to the issuance of our consolidated financial statements for the year ended January 1, 2005, the Company determined that the Company’s investments in auction rate securities should have been classified as marketable securities within current assets. Previously, such investments had been classified as cash and cash equivalents. Accordingly, the Company restated the classification to report these investments in marketable securities on the consolidated balance sheets as of January 1, 2005 and January 3, 2004. The Company also made corresponding corrections to the consolidated statements of cash flows for the fiscal years ended January 1, 2005, January 3, 2004 and December 28, 2002, to reflect the gross purchases and sales of these investments as investing activities rather than as a component of cash and cash equivalents. In addition, the Company has corrected the number of shares of common stock available for future grants, in Note 8. The restatement had no impact on previously reported total current assets, total assets, working capital position, results of operations or cash flows from operating activities.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Concluded)

(amounts in thousands, except per share data)

The following tables present a summary of the significant effects of the restatement:

	Consolidated Balance Sheets
	As Previously Reported	Adjustments	As Restated
As of January 1, 2005

Cash and Cash Equivalents	$56,564	$(36,500)	$20,064
Marketable securities	18,859	36,500	55,359

As of January 3, 2004

Cash and Cash Equivalents	$57,558	$(18,750)	$38,808
Marketable securities	11,912	18,750	30,662

	Consolidated Statement of Cash Flows
Fiscal Year Ended January 1, 2005
Purchases of marketable securities	$(9,656)	$(54,475)	$(64,131)
Sales of marketable securities	2,605	36,725	39,330
Net cash used in investing activities	(41,239)	(17,750)	(58,989)
Net decrease in cash and cash equivalents	$(994)	$(17,750)	$(18,744)

Fiscal Year Ended January 3, 2004
Purchases of marketable securities	$(15,976)	$(44,408)	$(60,384)
Sales of marketable securities	15,550	44,258	59,808
Net cash used in investing activities	(4,765)	(150)	(4,915)
Net decrease in cash and cash equivalents	$(3,446)	$(150)	$(3,596)

Fiscal Year Ended December 28, 2002
Purchases of marketable securities	$(20,578)	$(60,852)	$(81,430)
Sales of marketable securities	9,092	85,102	94,194
Net cash used in investing activities	(47,272)	24,250	(23,022)
Net decrease in cash and cash equivalents	$(44,892)	$24,250	$(20,642)